
12025619

Momentum continues

U.S. BANCORP 2011 Annual Report

usbancorp.

Business Scope

Regional

Consumer & Business Banking & Wealth Management



National

Wholesale Banking & Trust Services



International

Payments



• Corporate Trust offices in London and Dublin

Corporate Profile

U.S. Bancorp is a diversified financial services holding company and parent company of U.S. Bank National Association, the nation's fifth-largest commercial bank. U.S. Bancorp was named Fortune Magazine's 2011 Most Admired Superregional Bank and the fifth Most Admired company in management quality in the world. Recognized for its strong financial performance, prudent risk management, capital generation and product quality, U.S. Bancorp provides a wide range of financial services for consumers, businesses, government entities and other financial institutions. U.S. Bank's branch network serves 25 states, and we offer regional consumer and business banking and wealth management services, national wholesale and trust services and global payments services to more than 17.4 million customers. Headquartered in Minneapolis, U.S. Bank was founded in 1863 under national Charter #24 and is the nation's second oldest bank operating under its original charter. The company will celebrate its sesquicentennial in 2013. U.S. Bancorp employs 63,000 people.

U.S. Bancorp At A Glance

Ranking	**U.S. Bank is 5th largest U.S. commercial bank**
Asset size	**$340 billion**
Deposits	**$231 billion**
Loans	**$210 billion**
Earnings per common share (diluted)	**$2.46**
Return on average assets	**1.53%**
Return on average common equity	**15.8%**
Customers	**17.4 million**
Bank branches	**3,085**
ATMs	**5,053**
Consumer and business banking and wealth management	**Regional**
Wholesale banking and trust services	**National**
Payment services, merchant processing and corporate trust	**International**
NYSE symbol	**USB**
Year founded	**1863**

Information on this page is as of December 31, 2011



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Paper from responsible sources
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Sustainability

This annual report was printed at Hennegan, a company committed to sustaining a healthy and safe environment by exceeding regulatory and environmental requirements as defined by local, state and federal governments. Their environmental initiatives focus on:

- Reducing volatile organic compound emissions, energy and water use.
- Recycling chemical and paper waste.
- Sourcing environmentally preferable products.

The paper utilized in this annual report is certified by SmartWood, a program of the Rainforest Alliance, to the FSC® standards and contains a minimum of 10% post-consumer recycled paper fibers. The narrative and financial sections contain 30% post-consumer recycled paper fibers.

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Please see explanation on Page 17 regarding the risks and uncertainties that may affect the accuracy of forward-looking statements.

Forward focus

During a difficult economic environment, we continued to benefit from the investments we've made in this company, positioning us well as the economy improves. We are stronger today than a year ago... and we expect the momentum to continue.

Selected Financial Highlights


Net Income
(Dollars in Millions)
5,000
2,500
0
4,324
2,946
2,205
3,317
4,872
07 08 09 10 11


Diluted Earnings Per Common Share
(In Dollars)
3.00
1.50
0
2.42
1.61
.97
1.73
2.46
07 08 09 10 11


Dividends Declared Per Common Share
(In Dollars)
2.00
1.00
0
1.625
1.700
.200
.200
.500
07 08 09 10 11


Return on Average Assets
(In Percents)
2.0
1.0
0
1.93
1.21
.82
1.16
1.53
07 08 09 10 11


Return on Average Common Equity
(In Percents)
25
12.5
0
21.3
13.9
8.2
12.7
15.8
07 08 09 10 11


Dividend Payout Ratio
(In Percents)
100
50
0
66.3
104.9
20.6
11.5
20.2
07 08 09 10 11


Net Interest Margin
(taxable-equivalent basis)
(In Percents)
4.00
2.00
0
3.47
3.66
3.67
3.88
3.65
07 08 09 10 11


Efficiency Ratio(a)
(In Percents)
60
30
0
49.2
46.9
48.4
51.5
51.8
07 08 09 10 11


Tier 1 Capital
(In Percents)
12
6
0
8.3
10.6
9.6
10.5
10.8
07 08 09 10 11


Average Assets
(Dollars in Millions)
350,000
175,000
0
223,621
244,400
268,360
285,861
318,264
07 08 09 10 11


Average Shareholders' Equity
(Dollars in Millions)
40,000
20,000
0
20,997
22,570
26,307
28,049
32,200
07 08 09 10 11


Total Risked-based Capital
(In Percents)
15
7.5
0
12.2
14.3
12.9
13.3
13.3
07 08 09 10 11

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

Financial Summary

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2011	2010	2009	2011 v 2010	2010 v 2009
Total net revenue (taxable-equivalent basis)	$ 19,108	$ 18,148	$ 16,668	5.3%	8.9%
Noninterest expense	9,911	9,383	8,281	5.6	13.3
Provision for credit losses	2,343	4,356	5,557	(46.2)	(21.6)
Income taxes and taxable-equivalent adjustments	2,066	1,144	593	80.6	92.9
Net income	4,788	3,265	2,237	46.6	46.0
Net (income) loss attributable to noncontrolling interests	84	52	(32)	61.5	*
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205	46.9	50.4
Net income applicable to U.S. Bancorp common shareholders	$ 4,721	$ 3,332	$ 1,803	41.7	84.8
Per Common Share					
Earnings per share	$ 2.47	$ 1.74	$ .97	42.0%	79.4%
Diluted earnings per share	2.46	1.73	.97	42.2	78.4
Dividends declared per share	.50	.20	.20	*	–
Book value per share	16.43	14.36	12.79	14.4	12.3
Market value per share	27.05	26.97	22.51	.3	19.8
Average common shares outstanding	1,914	1,912	1,851	.1	3.3
Average diluted common shares outstanding	1,923	1,921	1,859	.1	3.3
Financial Ratios					
Return on average assets	1.53%	1.16%	.82%		
Return on average common equity	15.8	12.7	8.2		
Net interest margin (taxable-equivalent basis)	3.65	3.88	3.67		
Efficiency ratio [a]	51.8	51.5	48.4		
Average Balances					
Loans	$201,427	$193,022	$185,805	4.4%	3.9%
Investment securities	63,645	47,763	42,809	33.3	11.6
Earning assets	283,290	252,042	237,287	12.4	6.2
Assets	318,264	285,861	268,360	11.3	6.5
Deposits	213,159	184,721	167,801	15.4	10.1
Total U.S. Bancorp shareholders' equity	32,200	28,049	26,307	14.8	6.6
Period End Balances					
Loans	$209,835	$197,061	$194,755	6.5%	1.2%
Allowance for credit losses	5,014	5,531	5,264	(9.3)	5.1
Investment securities	70,814	52,978	44,768	33.7	18.3
Assets	340,122	307,786	281,176	10.5	9.5
Deposits	230,885	204,252	183,242	13.0	11.5
Total U.S. Bancorp shareholders' equity	33,978	29,519	25,963	15.1	13.7
Capital ratios					
Tier 1 capital	10.8%	10.5%	9.6%		
Total risk-based capital	13.3	13.3	12.9		
Leverage	9.1	9.1	8.5		
Tier 1 common equity to risk-weighted assets using Basel I definition [b]	8.6	7.8	6.8		
Tier 1 common equity to risk-weighted assets using anticipated Basel III definition [b]	8.2	7.3			
Tangible common equity to tangible assets [b]	6.6	6.0	5.3		
Tangible common equity to risk-weighted assets [b]	8.1	7.2	6.1		

** Not meaningful*

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

(b) See Non-GAAP Financial Measures beginning on page 62.

Momentum continues

Fellow Shareholders:

U.S. Bancorp has created momentum by remaining disciplined with our business strategy and investing for our future

U.S. Bancorp ended 2011 on a high note, reporting both record net revenue and record net income. We experienced notable growth in deposits, loans and commitments year-over-year, and credit quality continued to improve. Our capital position remains very strong as we continued to generate significant capital each quarter through solid and predictable earnings. Indeed, 2011 marked another year of robust and sustainable financial performance — at the very top of our peer group — and we achieved these results despite a very challenging and uncertain economic and regulatory environment. We begin 2012 as a stronger company than we were just one year ago.

U.S. Bancorp has differentiated itself from the peer banks throughout the economic downturn, validating our franchise strengths, including our remarkable employees, our focus on customer satisfaction, the company policies of prudent risk controls, the management and use of our shareholders' capital and our disciplined, efficient operations. These results have made us the beneficiary of a continuing *flight to quality*, as customers — as well as employees, prospects and investors — seek out U.S. Bancorp as a very solid company in which to place their financial trust.

While we are pleased with our financial results, we also recognize that our nation's economy is still in the midst of a very slow recovery. Yes, there are clear areas of improvement, but some of our regions and customers are still struggling and, despite some improvement, the unemployment level is still too high and the housing market is still without direction. We expect to remain steadfast in working through these challenges with our customers and our communities — for our collective and future success.

Contextual information is often as enlightening as the financial data. Therefore, on the pages following this letter, we tell you more about our strategies and accomplishments, new products and services and some examples of how we work with our customers. We will focus on our continuing momentum and showcase our talented employee leaders.

Unsettled regulatory and legislative climate continues

The myriad rules, regulations, legislation and government scrutiny following the economic downturn represent efforts by the Administration, the regulators and the Congress to strengthen the financial services industry and prevent another crisis for our industry and for our country. These efforts are being repeated on a global scale which create a "trebling effect", making it more challenging to determine the "new normal" for banking rules and policies in the future. This new paradigm also requires us to spend increasingly

Diversified Revenue Mix

By business line 2011 YTD



28%
44%
20%
8%

- *Payment Services*
- *Wholesale Banking and Commercial Real Estate*
- *Wealth Management and Securities Services*
- *Consumer and Small Business Banking*

Solid Capital Position



32
16
0
12
6
(Dollars in Billions)
(In Percents)
22.6
25.9
29.2
6.8%
7.8%
8.6%
2009
2010
2011

- *Tier 1 Capital*
- *Tier 1 Common Ratio*

more time, personnel and resources managing the regulatory oversight process, adding significantly to our cost of doing business. That being said, U.S. Bancorp has set in place a structure to manage and monitor the regulatory environment and to develop and deliver a comprehensive, corporate-wide roadmap that ensures that our company effectively meets all regulatory requirements. Of primary importance is the Dodd-Frank act, a 2,300-plus page legal mandate with 1,500 provisions, 16 titles and hundreds of anticipated rules that affect many of our business lines and, inevitably, our customers.

While current regulatory reform in our industry is nothing less than transformational, our management team and Board of Directors foresee opportunities to make strategic moves to effectively position U.S. Bank in a new regulatory environment as an advantaged competitor. We also see an emerging role for U.S. Bancorp as an industry leader with a strong, measured and thoughtful voice to help rebuild the reputation of the banking industry which, along with its more than 2.4 million employees, serves our country.

Growing markets and businesses through acquisitions

In the past year, we have made a number of strategic bank and non-bank acquisitions. All have opened new markets to us, strengthened existing markets and/or built additional scale in profitable business lines. It is the strategy that we have followed for the past several years — and it has worked well. Corporate trust businesses, payments capabilities and card portfolios are high on our list, as well as smaller bank asset purchases. We have demonstrated that we can acquire and integrate acquisitions efficiently, smoothly and without disruption to our continuing organic momentum.

Over the past year, U.S. Bancorp has taken strategic advantage of two FDIC-assisted bank acquisitions. Our purchases have been low-risk transactions: well-priced banks in growth markets that help us get closer to achieving our goals of being in the top three in market share in targeted, growing markets. In January of 2011, we acquired the banking operations of First Community Bank of Albuquerque, New Mexico from the FDIC, adding the 25th state to our branch footprint. In January 2012, we agreed to buy the $272 million-asset BankEast in Knoxville, Tennessee, further strengthening our footprint in the attractive Tennessee market. In total, we have acquired approximately $37 billion in assets in six FDIC-assisted transactions during the downturn.



Richard K. Davis
Chairman, President and Chief Executive Officer

We also announced several payment and trust-related acquisitions during the past year, including a portfolio of approximately $700 million of credit card assets, the institutional trust business of Union Bank, a unit of UnionBanCal Corporation of San Francisco and the Indiana corporate trust business of UMB Bank N.A. All will allow us to continue to gain scale in these businesses, and we expect to see additional opportunities in payments and corporate trust in the coming years. In all, U.S. Bancorp has acquired more than $3.2 billion in card assets and $1.1 trillion in trust assets under administration during the downturn.

As we have noted many times before, we won't miss a compelling opportunity, but we will not put our future growth and shareholders' capital in harm's way simply to become a bigger bank.



U.S. Bancorp Board of Directors

U.S. Bancorp Board of Directors (left to right)

Arthur D. Collins, Jr., retired Chairman and Chief Executive Officer, Medtronic, Inc.
Roland A. Hernandez, Founding Principal and Chief Executive Officer of Hernandez Media Ventures
Joel W. Johnson, retired Chairman and Chief Executive Officer, Hormel Foods Corporation
Patrick T. Stokes, former Chairman and former Chief Executive Officer, Anheuser-Busch Companies, Inc.
Craig D. Schnuck, former Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Victoria Buynisky Gluckman, retired Chairman and Chief Executive Officer, United Medical Resources, Inc.
O'dell M. Owens, M.D., M.P.H., President, Cincinnati State Technical and Community College
Olivia F. Kirtley, business consultant
Richard G. Reiten, retired Chairman and Chief Executive Officer, Northwest Natural Gas Company
David B. O'Maley, Executive Chairman and retired President and Chief Executive Officer, Ohio National Mutual Holdings, Inc.
Richard K. Davis, Chairman, President and Chief Executive Officer, U.S. Bancorp
Jerry W. Levin, Chairman and Chief Executive Officer, JW Levin Partners LLC, and Chairman and Chief Executive Officer, Wilton Brands
Douglas M. Baker, Jr., Chairman, President and Chief Executive Officer, Ecolab, Inc.
Doreen Woo Ho, President, San Francisco Port Commission
Y. Marc Belton, Executive Vice President, Global Strategy, Growth and Marketing Innovation, General Mills, Inc.

Welcome our newest U.S. Bancorp directors

We are delighted to welcome Doreen Woo Ho and Roland Hernandez to our Board. Doreen's extensive commercial and consumer banking background, along with her first-hand experience in the California banking market, will be an excellent asset to our company. Roland's broad retail consumer insights and extensive corporate governance experience will make him a great addition to U.S. Bancorp's Board of Directors.

Revenue
(Dollars in Millions)


5,500
5,104
4,721
4,690
4,795
4,500
4,519
3,500


4Q10
1Q11
2Q11
3Q11
4Q11

Doreen is President of the San Francisco Port Commission, the governing board responsible for the San Francisco, California, waterfront. She also served more than 35 years in the banking industry. Roland is the Founding Principal and Chief Executive Officer of Hernandez Media Ventures, a company engaged in the acquisition and management of media assets. He also served as Chairman, President and Chief Executive Officer of Telemundo Group, Inc., a Spanish-language television and entertainment company.

Rewarding our shareholders

Returning capital to shareholders in the form of dividends and buybacks is of the utmost importance to our company, and raising the dividend continues to be the top priority for me, our management team and our Board of Directors. Our strong capital levels, liquidity and ongoing profitability are key to our ability to return capital. In fact, we have already reached the capital level we believe we need to achieve to satisfy Basel III regulatory requirements — levels that will not be required until 2019. Going forward, coupled



U.S. Bancorp Managing Committee

U.S. Bancorp Managing Committee (left to right)
Richard B. Payne, Vice Chairman, Wholesale Banking
Jeffry H. von Gillern, Vice Chairman, Technology and Operations Services
Jennie P. Carlson, Executive Vice President, Human Resources
Howell (Mac) McCullough, III, Executive Vice President, Chief Strategy Officer
Andrew Cecere, Vice Chairman and Chief Financial Officer
Richard J. Hidy, Executive Vice President and Chief Risk Officer
Richard K. Davis, Chairman, President and Chief Executive Officer
Joseph C. Hoesley, Vice Chairman, Commercial Real Estate
P.W. (Bill) Parker, Executive Vice President and Chief Credit Officer
Lee R. Mitau, Executive Vice President and Chief Counsel
Pamela A. Joseph, Vice Chairman, Payment Services
Richard C. Hartnack, Vice Chairman, Consumer and Small Business Banking
Terrance R. Dolan, Vice Chairman, Wealth Management and Securities Services

with regulator approval, this gives us the added flexibility to invest in our business and return excess capital — rewarding our shareholders through higher dividends and share buybacks. We have submitted our request to the regulators for increases in both our dividend and share buyback program and should receive their response by mid-March.

Average Loans and Deposits
(Dollars in Billions)

	4Q10	1Q11	2Q11	3Q11	4Q11
Loans	195.5	197.6	198.8	202.2	207.0
Deposits	190.3	204.3	209.4	215.4	223.3

Prospects for the future

Despite the continuing economic uncertainty here and in Europe, this management team, Board of Directors and 63,000 highly engaged U.S. Bancorp employees join me in looking to the future of this company with confidence. U.S. Bancorp has been resilient and successful throughout an historic economic downturn; our diverse business mix, sound strategies and prudent business model — as well as our determination to "do the right thing" — put us in an excellent position for the years ahead.

Sincerely,

Richard K. Davis
Chairman, President and Chief Executive Officer

February 23, 2012


772

80 years and counting: Ziegler and U.S. Bank

One of the largest and most highly regarded Caterpillar equipment dealers in the U.S., Ziegler operates 21 locations in Minnesota and parts of Iowa, serving the construction, mining, agriculture, government, and power generation industries with rentals, parts, service and financing. Ziegler has been a valued U.S. Bank customer since 1929, utilizing a wide range of U.S. Bank credit, treasury management, merchant processing and trust services, a testimony to the importance of building deeper customer relationships. Shown left to right: Mike Staloch of U.S. Bank, Ziegler's Relationship Manager for more than 15 years; Ziegler CFO Mark Allen; Ziegler President Stan Erickson.

Scan the photo above to see the new U.S. Bancorp branding video.

Momentum
customers

U.S. Bank differentiates through outstanding customer experience

Customers continued to rank U.S. Bank high in overall satisfaction, quality and value according to American Customer Satisfaction Index (ACSI) research conducted in the third quarter of 2011. U.S. Bank once again exceeded the industry average and that of the four largest banks in the country.

Connection with our customers

U.S. Bank employs every means possible to connect with our customers, to understand their goals and needs and to meet their demands for service delivery and product benefits.

Convenience is paramount to our customers

In 2011, U.S. Bank continued to offer new convenience for customers and prospects who can now engage live service representatives in online chat sessions, improving customer satisfaction. U.S. Bank exceeded five million electronic statements delivered per month, not only resulting in greater convenience for our customers, but also contributing to our "green" initiatives.

New products and services

Some new products and services make banking easier, faster and more convenient for millions of our customers; others serve specialized customer segments.

Money® Magazine cited U.S. Bank checking as the best national checking account, in part due to our high customer satisfaction ranking by J.D. Power & Associates. We introduced real-time ATM card and check card alerts to our consumer and business cardholders' mobile devices and computers. Alerts notify customers of important account activity, ranging from suspicious activity being detected to cash being withdrawn from an ATM. Additionally, our successful and easy savings and rewards program, S.T.A.R.T. — Savings Today And Rewards Tomorrow — continues to grow, with more than 865,000 users in the first year of its franchise-wide introduction. Our new Visa® Convenient Cash™ Card, is a reloadable prepaid card that allows cardholders to make purchases wherever Visa® debit is accepted, and is available in all of our branches.

For specialized customer segments, Elavon, a wholly owned subsidiary and a leading global payments provider, introduced MobileMerchant, an innovative, affordable and secure payment solution that transforms mobile devices into terminals, allowing small businesses to accept payments quickly and securely anywhere, anytime. U.S. Bancorp Fund Services, LLC launched its new Exchange Traded Funds (ETF) service called ETF-Fusion™ with full-service support for investment managers sponsoring ETF products. U.S. Bank business and government customers benefit from an enhanced, image-based national wholesale lockbox technology platform. Remote Cash Deposit service is now available to businesses and provides secure cash transportation and cash management solutions for customers in the retail and restaurant industries. Another new tool for business customers provides secure banking services via their mobile devices. U.S. Bank Mobile SinglePoint connects them to their account information wherever they are located.

#1

Keynote Systems, leader in Internet monitoring, ranked U.S. Bank first in a study of U.S. retail bank websites. U.S. Bank received top scores in overall customer experience, as well as in the categories of brand impact, acquisition impact and online adoption.

Momentum
innovation

U.S. Bancorp recognized as financial innovator

Innovation is vital to the future of U.S. Bank, and it is a corporate priority to innovate and invest in the technology and operations systems that make it easy, fast and secure to do business with us. We invest in new ways to provide the information, products and delivery systems our customers need — and to enhance our capabilities in the areas of regulatory compliance and risk management. We have fostered a culture of innovation and are committed to investments in technology both externally and internally.

We are developing a wide range of products and integrated delivery systems as our customers accept, adopt and anticipate more and more emerging technologies and as they demand immediacy and seamless connections between electronic and mobile devices, which are becoming central to their lives.

Payments on the cutting edge

U.S. Bank has become a key industry player in payments technologies. We continue to identify business opportunities and emerging technologies that meet customer needs today and anticipate what they might be tomorrow. Our initiatives include solutions for consumers and small businesses, as well as for larger businesses and targeted business sectors here and internationally. Additionally, U.S. Bank was the first bank in the nation to offer Mobile Banking and Bill Pay services to under-banked customers on reloadable prepaid cards such as U.S. Bank ReliaCard.



U.S. Bank, a leader in Mobile Banking and online innovation

We develop ongoing enhancements to our Mobile Banking applications and capabilities. Mobile innovation is a priority for U.S. Bank because, for millions of our customers, mobile banking is the maximum convenience. With the launch of new mobile banking enhancements in 2011, customers now can use their mobile devices to deposit checks and monitor credit card activity, in addition to features already offered such as person-to-person payments, access to account balances and transaction history, transfer funds and pay bills. Recognizing the intersection between the online and mobile banking delivery channels, U.S. Bank has made great strides to integrate the two in terms of content and ease of log in.

In the fall of 2011 our online home page at usbank.com was redesigned based on customer feedback and now offers improved customer-focused content; easier, faster account applications; ability to apply for multiple products; and more user-friendly navigation and connections.

Branch technology soars ahead

We recently completed a $200 million franchise-wide technology transformation in our branch network. New servers, hardware and software at all locations accelerate processing time and streamline customer transactions. Dubbed SOAR — State of the Art Renovation — the investment gives our bankers more time to understand customer needs and deliver faster, user-friendly solutions and customer service.

U.S. Bank gets social

U.S. Bank connects with customers, prospects and our employees through social media channels. We use social media internally for communications and collaboration and externally for effective, targeted interactive marketing initiatives. Our presence on Facebook, Twitter and YouTube lets us engage customers immediately, both proactively and responsively, creating goodwill by answering questions and responding to any negative issues with quick reaction. Our growing internal social network, US Book, gives groups of employees immediate and interactive ways to share, collaborate, network and stay engaged with U.S. Bank and their colleagues across our footprint.


Me
@usbank
usbank
@usbank
This is an official account of U.S. Bank. For service help, pls contact @askusbank. Important info: http://www.usbank.com/twitter

On the go? Go unencumbered with VITAband

U.S. Bank is a leader in new payments options and innovation, and we widened the lead with the U.S. Bank MasterCard® *PayPass*™ VITAband,® a light-weight, durable wristband that combines contactless payment technology with emergency contact and medical information — great for runners and other sports enthusiasts or busy people on-the-go who want to travel light and don't want the bother of carrying cash and identification.



Scan the photo above to learn more about the VITAband.


innovation
award

Barlow Research Associates, Inc. honored U.S. Bank with a 2011 Monarch Innovation Award, recognizing the company's ScoreBoard online payments management tool for small businesses which helps small businesses make smarter decisions about the financial operations of their business.

U.S. Bank earns high marks for in-store and on-campus banking

U.S. Bank's growing branch network includes full service traditional, in-store, and on-campus corporate and university locations, such as this active office at San Diego State University. Founded in 1897, SDSU's 30,000 students can earn bachelor's degrees in 84 areas, master's degrees in 76 areas and doctorates in 16 areas; SDSU's annual economic impact to the state of California is $6.5 billion. U.S. Bank is proud to partner with SDSU to provide students with our San Diego State University Campus Card for ATM usage and debit purchases, on-campus ATMs, and a convenient on-campus branch.

Scan the photo above to learn how to bank anywhere with U.S. Bank Mobile Banking.


Ascent
PRIVATE CAPITAL MANAGEMENT

Ascent Private Capital Management has arrived

In 2011, U.S. Bank Wealth Management developed and launched its newest business, Ascent Private Capital Management, serving the needs of ultra high net worth clients. Ascent offers clients a unique array of services centered around the impact and management of wealth that set U.S. Bank apart in this highly specialized and sophisticated business. Our first two Ascent offices opened in 2011 in Minneapolis and Denver, with plans to open four additional offices during the next two years.


MARKET

Momentum markets

Entering our 25th state and new markets, expanding services

In 2011, U.S. Bank expanded its branch banking network into New Mexico, its 25th contiguous state, adding 35 branches in New Mexico and three in Arizona with the acquisition of the banking operations of First Community Bank, a subsidiary of First State Bancorporation. The transaction established U.S. Bank immediately as one of the top three banks in market share in the state of New Mexico.

In January 2012, U.S. Bank again acquired important branches with the purchase of the banking operations of BankEast, a subsidiary of BankEast Corporation, based in Knoxville, Tennessee, extending our franchise in the attractive Tennessee market. The former BankEast's 10 branches in the Knoxville area bring U.S. Bank's total branch count in Tennessee to 91, with plans to continue to expand organically in the state.

U.S. Bank Corporate Trust expands to Europe

U.S. Bank's year-end 2010 acquisition of the domestic and European-based securitization trust administration businesses of Bank of America, N.A. established U.S. Bank as a leader in the U.S. structured finance trust business and complements U.S. Bank's current market position in the U.S. corporate and municipal trust business. It also established a presence in Europe with offices in Ireland and London, England, providing U.S. Bank Corporate Trust Services with an opportunity to expand its distribution and product offerings abroad. We continue to look for additional opportunities to acquire business as other banks look at sales to raise capital to meet new regulatory requirements. U.S. Bank Global Corporate Trust Services is one of the largest providers of trustee services in municipal, corporate, asset-backed and international bonds, providing a wide range of trust and agency services.

The momentum continues in Wealth Management

The launch of Ascent Private Capital Management (see sidebar) completes the transformation of our Wealth Management business into one with the capability to meet the specialized needs of affluent, high net worth and ultra high net worth clients. The Private Client Group now serves greater numbers of affluent clients more conveniently through our expansive branch network, while high net worth clients are served by a dedicated wealth manager and team of specialists in The Private Client Reserve to meet their demands. With $78.8 billion in assets under management and our targeted advice, expertise and services, we are among the leaders in Wealth Management, ranked in Barron's 2011 "Top 40 Wealth Managers" list.

Growing beyond our 25-state footprint in high-growth businesses

Our Elavon payments business continues to expand internationally, as does Treasury Management through global partnerships. At the same time, our Corporate Banking, Corporate Trust, Commercial Real Estate, and Capital Markets businesses continue to expand in national markets. Our growth in market share, industry-leading financial results and recognition as one of the nation's strongest banks has created new awareness of our strength, capital position and expertise. Our ability to deliver on our commitments has continued a flight to quality and generated new business for all these businesses.

Elavon excellence

Elavon, our subsidiary and a leading global payments provider, won the Merchant Acquirer of the Year Award at the Cards & Payments Europe 2011 Conference for making "a major change to the industry through expansion, acquisitions or technological advancements."

Momentum lending

U.S. Bank leads the industry in loan growth

Driven primarily by commercial loans and residential mortgages, U.S. Bancorp reported a 4.4 percent growth in average total loans for 2011 versus 2010, while credit quality continued to improve. Commercial loans grew by a strong 15.8 percent over the fourth quarter of last year, the fourth consecutive quarter of year-over-year growth in average commercial loans, and the growth rate improved each quarter. This is good news for our company, our customers and an indicator that the nation's economy is slowly recovering.

Some of the year's loan growth is due to business refinancing, and many of those refinancing transactions represented large corporate transactions we were invited to participate in for the first time. They represent growth and increased market share for our company, as well as opportunities for potential future business.

Additionally, in the fourth quarter of 2011, total average revolving corporate, commercial and commercial real estate commitments outstanding increased by 21.1 percent year-over-year, continuing a trend we have experienced for several quarters, an indication that loans will likely continue to grow into 2012. However, although we are growing commercial loan commitments, business customers remain cautious, and many are not fully utilizing their lines of credit — at year-end, commercial and commercial real estate utilization remained flat at about 25 percent, below our historic levels of 30 to 35 percent.

Still, it is encouraging that businesses are optimistic about being prepared for the future, and we are ready to be their financing and financial partner when they are ready to expand, to increase inventories, and resume other normal growth activities that come with a robust economy.

Small businesses an economic driver

We're also seeing substantial growth in Small Business lending through our branch network, up 13.5 percent over 2010. We have focused the past several years on Small Business as critical to our communities and the nation's economy. Our investments in staffing, training and back-office support systems are paying off for us and for our customers. We added more than 80,000 net new Small Business customers in 2011, growing market share and creating a pipeline of future growth as small business America recovers and retakes its rightful position as job creator and economic driver.

Consumer credit comeback

On the consumer side, our branches have become a significant source of card originations as they market the relationship aspects of new accounts, more closely tying credit and debit cards to their customers' core accounts. Despite a subdued economy and well-known consumer challenges, we have seen growth in automobile, home equity lending and credit cards, while maintaining our acknowledged standards of underwriting and quality. Residential mortgages, one of our core businesses, increased as well, as homeowners refinanced and consumers took advantage of low rates and historically low housing prices.

Small Business is big to us

U.S. Bank works closely with our business customers to anticipate challenges and manage concerns. We continued our "second look" process to help put small business customers in the best position to get the capital they need. In 2011, we held more than 125 seminars, reaching thousands of business owners and providing valuable education and information. U.S. Bank set a new company record for Small Business Administration (SBA) loan approvals with a total of $630 million for the SBA fiscal year, ended September 30, 2011. U.S. Bank was the No. 1 lender in loans and/or dollar volume in Kansas City, Minneapolis, Portland, Seattle, and St. Louis, another sign of our commitment to small businesses and to helping get local economies moving again.




"Best Bank"
award

U.S. Bank won its second "Best Bank in the United States" award in the Euromoney magazine Awards for Excellence.
— Euromoney, July 2011


WARNING
NOTICE
VF
VMC

Like U.S. Bank, Forster Tool & Manufacturing believes in strong client relationships

Founded in 1958, Forster Tool & Manufacturing is a second-generation business providing precision custom machining services. Today the company, located in Bensenville, Illinois, continues the tradition of dependable service. Forster Tool provides precision machined parts for a variety of industries and applications, including: motion control/instrumentation, medical, dental, electronics, automotive, defense and sporting goods. Customers of U.S. Bank for just one year, owners Maureen and Scott Forster were impressed by our thoroughness in understanding their business, our responsiveness and our willingness to help them meet their financial goals. Left to right: Scott Forster, Maureen Forster, and Joe Minogue, Vice President, Business Banking, U.S. Bank.

Scan the photo above to see our banker trade places with small business owners.

Momentum
commitment

U.S. Bancorp and our employees step up, give back

U.S. Bancorp is known as much for its commitment to our communities, our employees — and our planet — as we are for our outstanding financial results. We take being good stewards and good citizens very seriously, and we embrace the responsibility to give back and support a wide variety of worthwhile efforts that make our communities stronger. We want each customer and each employee to live and work in a vibrant community. We know that it's the right thing to do and also know that when we help our communities, we help our company as well.

U.S. Bancorp fully supports the volunteer efforts of our 63,000 employees; we encourage their participation and support them with paid time off to volunteer. Our new online volunteer site gives employees easy access to local volunteer opportunities and our 59 local Development Network chapters emphasize and organize community service events. In our Dollars for Doing program, we donate a "match" of employee volunteer hours at $5 per hour up to 40 hours. In 2011, our employees volunteered 141,167 total hours in our communities.



U.S. Bancorp Foundation

In 2011 U.S. Bancorp donated $46 million to strengthen our communities. These grants, contributions and nonprofit sponsorships supported economic development, arts and culture, education, and local United Way campaigns across our franchise.

Our own taking care of our own

One of the programs we're most proud of is our Employee Assistance Fund. Since it was created in 2008, more than $2 million has been contributed by employees to help their fellow employees in times of exceptional financial need. The Fund has made more than 300 grants totaling more than $1 million.



U.S. Bank wins the 2011 Spirit of America Award from United Way

Scan the photo to see Richard Davis accept the award.



U.S. Bank hires, supports and honors heroes

In November, G.I. Jobs magazine named U.S. Bank one of the Top 100 Military Friendly Employers.® The list, drawn from a sample of approximately 5,000 companies, was created based on specific criteria, including the strength of military recruiting efforts, the percentage of new hires with prior military service, and company policies toward National Guard and Reserve service.



U.S. Bank partners with Milwaukee to stabilize neighborhoods



U.S. Bank, working with the City of Milwaukee, established a $1 million U.S. Bank Community Restoration Fund to purchase and rehabilitate properties in the city's Neighborhood Stabilization Program (NSP) zones. The fund provides short-term, low-rate financing to smaller developers and includes up to $15 million in single-family mortgages. Left to right: Lisa Glover, U.S. Bank Executive Vice President and Director of Community Affairs; Developer Cindy Kuhs, Kuhs Quality Homes, Inc.; Milwaukee Mayor Tom Barrett; Milwaukee Redevelopment and Special Projects Manager Maria Prioletta.

The momentum continues

- *Ongoing innovation and investment*
- *Prudent capital and risk management*
- *Strong customer relationships*
- *Highly engaged employees*
- *Outstanding customer service*
- *Continuous community support*

On the following pages, learn more about the financial results and corporate policies that support our goals and strategies ...and drive our momentum.

Financials

18 Management's Discussion and Analysis

67 Reports of Management and Independent Accountants

70 Consolidated Financial Statements

74 Notes to Consolidated Financial Statements

128 Five-year Consolidated Financial Statements

130 Quarterly Consolidated Financial Data

131 Supplemental Financial Data

134 Company Information

143 Executive Officers

145 Directors

Inside Back Cover Corporate Information

Forward-Looking Statements

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp.

Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including deterioration in general business and economic conditions; a recurrence of turbulence in the financial markets; continued stress in the commercial real estate markets, as well as a delay or failure of recovery in the residential real estate markets; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments, increased competition from both banks and non-banks; changes in customer behavior and preferences; effects of mergers and acquisitions and related integration, effects of critical accounting policies and judgments; and management's ability to effectively manage credits risk, residual value risk, market risk, operational risk, interest rate risk and liquidity risk. Such statements speak only as of the date hereof, and the company undertakes no obligation to update them in light of new information or future events.

Important factors could cause actual results to differ materially from those anticipated, including the risks discussed in the Management's Discussion and Analysis section that follows, as well as the risks discussed in detail in the "Risk Factors" section on pages 134–142 of this report. However, factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties.

Management's Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the "Company") achieved record earnings in 2011, demonstrating the advantage of its diversified business model, and ability to implement its strategy. The Company achieved these results despite the challenges of continued economic weakness and increasing regulatory costs, by continuing to focus on execution, prudently managing its businesses and investing in its franchise. The Company's 2011 financial results were driven by record total net revenue, lower credit costs due to a continued stabilizing economy, and ongoing dedication to operational efficiency. Total net revenue reflected growth in both the balance sheet and fee-based businesses. The Company grew both loans and deposits substantially in 2011, benefiting from investments it made in its business lines and the overall "flight-to-quality" by customers.

The Company earned $4.9 billion in 2011, an increase of 46.9 percent over 2010. Growth in total net revenue of $960 million (5.3 percent) was attributable to an increase in net interest income, the result of higher earning assets and continued growth in lower cost core deposit funding, and higher noninterest income. Noninterest income grew year-over-year as increases in payments-related revenue and other fee-based businesses were partially offset by expected decreases in revenue from recent legislative actions. The Company's total net charge-offs and nonperforming assets decreased throughout the year. The Company also continued to focus on effectively managing costs while making investments to increase revenue and enhance customer service, with an industry-leading efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2011 of 51.8 percent.

The Company's capital position remained strong and grew during 2011, with a Tier 1 common equity to risk-weighted assets ratio (using Basel I definition) of 8.6 percent and a Tier 1 capital ratio of 10.8 percent at December 31, 2011. Importantly, using anticipated Basel III calculations, the Company's Tier 1 common equity ratio was 8.2 percent at December 31, 2011 — well above the proposed minimum of 7 percent required in 2019 when these calculations are proposed to be fully implemented. In addition, at December 31, 2011, the Company's total risk-based capital ratio was 13.3 percent, and its tangible common equity to risk-weighted assets ratio was 8.1 percent (refer to "Non-GAAP Financial Measures" for further information on the calculation of the Tier 1 common equity to risk-weighted assets and tangible common equity to risk-weighted assets ratios). Given the strength of its capital position and on-going ability to generate significant capital through earnings, the Company was able to return 31 percent of its earnings to common shareholders in the form of dividends and common share repurchases during 2011. Credit rating organizations rate the Company's debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers, leading to growth in loans and deposits.

In 2011, the Company's loans and deposits grew significantly. Average loans and deposits increased $8.4 billion (4.4 percent) and $28.4 billion (15.4 percent), respectively, over 2010. Loan growth reflected increases in residential mortgages, commercial loans, commercial real estate loans and other retail loans, partially offset by decreases in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation ("FDIC") ("covered" loans) and credit card loans. Deposit growth reflected the Company's continued benefit from customer "flight-to-quality".

The Company's provision for credit losses decreased $2.0 billion (46.2 percent) in 2011, compared with 2010. Net charge-offs decreased $1.3 billion (32.0 percent) in 2011, compared with 2010, due to improvement in all major loan portfolio classes. The provision for credit losses was $500 million less than net charge-offs in 2011, while exceeding net charge-offs by $175 million in 2010, reflecting improvement in credit trends and the risk profile of the Company's loan portfolio throughout 2011.

TABLE 1 *Selected Financial Data*

Year ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2011	2010	2009	2008	2007
Condensed Income Statement					
Net interest income (taxable-equivalent basis) (a)	$ 10,348	$ 9,788	$ 8,716	$ 7,866	$ 6,764
Noninterest income	8,791	8,438	8,403	7,789	7,281
Securities gains (losses), net	(31)	(78)	(451)	(978)	15
Total net revenue	19,108	18,148	16,668	14,677	14,060
Noninterest expense	9,911	9,383	8,281	7,348	6,907
Provision for credit losses	2,343	4,356	5,557	3,096	792
Income before taxes	6,854	4,409	2,830	4,233	6,361
Taxable-equivalent adjustment	225	209	198	134	75
Applicable income taxes	1,841	935	395	1,087	1,883
Net income	4,788	3,265	2,237	3,012	4,403
Net (income) loss attributable to noncontrolling interests	84	52	(32)	(66)	(79)
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205	$ 2,946	$ 4,324
Net income applicable to U.S. Bancorp common shareholders	$ 4,721	$ 3,332	$ 1,803	$ 2,819	$ 4,258
Per Common Share					
Earnings per share	$ 2.47	$ 1.74	$ .97	$ 1.62	$ 2.45
Diluted earnings per share	2.46	1.73	.97	1.61	2.42
Dividends declared per share	.500	.200	.200	1.700	1.625
Book value per share	16.43	14.36	12.79	10.47	11.60
Market value per share	27.05	26.97	22.51	25.01	31.74
Average common shares outstanding	1,914	1,912	1,851	1,742	1,735
Average diluted common shares outstanding	1,923	1,921	1,859	1,756	1,756
Financial Ratios					
Return on average assets	1.53%	1.16%	.82%	1.21%	1.93%
Return on average common equity	15.8	12.7	8.2	13.9	21.3
Net interest margin (taxable-equivalent basis) (a)	3.65	3.88	3.67	3.66	3.47
Efficiency ratio (b)	51.8	51.5	48.4	46.9	49.2
Net charge-offs as a percent of average loans outstanding	1.41	2.17	2.08	1.10	.54
Average Balances					
Loans	$201,427	$193,022	$185,805	$165,552	$147,348
Loans held for sale	4,873	5,616	5,820	3,914	4,298
Investment securities (c)	63,645	47,763	42,809	42,850	41,313
Earning assets	283,290	252,042	237,287	215,046	194,683
Assets	318,264	285,861	268,360	244,400	223,621
Noninterest-bearing deposits	53,856	40,162	37,856	28,739	27,364
Deposits	213,159	184,721	167,801	136,184	121,075
Short-term borrowings	30,703	33,719	29,149	38,237	28,925
Long-term debt	31,684	30,835	36,520	39,250	44,560
Total U.S. Bancorp shareholders' equity	32,200	28,049	26,307	22,570	20,997
Period End Balances					
Loans	$209,835	$197,061	$194,755	$184,955	$153,827
Investment securities	70,814	52,978	44,768	39,521	43,116
Assets	340,122	307,786	281,176	265,912	237,615
Deposits	230,885	204,252	183,242	159,350	131,445
Long-term debt	31,953	31,537	32,580	38,359	43,440
Total U.S. Bancorp shareholders' equity	33,978	29,519	25,963	26,300	21,046
Asset Quality					
Nonperforming assets	$ 3,774	$ 5,048	$ 5,907	$ 2,624	$ 690
Allowance for credit losses	5,014	5,531	5,264	3,639	2,260
Allowance for credit losses as a percentage of period-end loans	2.39%	2.81%	2.70%	1.97%	1.47%
Capital Ratios					
Tier 1 capital	10.8%	10.5%	9.6%	10.6%	8.3%
Total risk-based capital	13.3	13.3	12.9	14.3	12.2
Leverage	9.1	9.1	8.5	9.8	7.9
Tier 1 common equity to risk-weighted assets using Basel I definition (d)	8.6	7.8	6.8	5.1	5.6
Tier 1 common equity to risk-weighted assets using anticipated Basel III definition (d)	8.2	7.3			
Tangible common equity to tangible assets (d)	6.6	6.0	5.3	3.3	4.8
Tangible common equity to risk-weighted assets (d)	8.1	7.2	6.1	3.7	5.1

(a) Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c) Excludes unrealized gains and losses.
(d) See Non-GAAP Financial Measures beginning on page 62.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $4.9 billion in 2011, or $2.46 per diluted common share, compared with $3.3 billion, or $1.73 per diluted common share, in 2010. Return on average assets and return on average common equity were 1.53 percent and 15.8 percent, respectively, in 2011, compared with 1.16 percent and 12.7 percent, respectively, in 2010. The Company's results for 2011 included a $263 million gain from the settlement of litigation related to the termination of a merchant processing referral agreement ("merchant settlement gain"), a $46 million gain related to the acquisition of First Community Bank of New Mexico ("FCB"), and a $130 million expense accrual related to mortgage servicing matters. The results for 2011 also included net securities losses of $31 million and a provision for credit losses that was lower than net charge-offs by $500 million. Diluted earnings per common share for 2010 included a non-recurring $.05 benefit related to an exchange of perpetual preferred stock for outstanding income trust securities. The results for 2010 also included a $103 million gain ($41 million after tax) resulting from the exchange of the Company's proprietary long-term mutual fund business for an equity interest in Nuveen Investments and cash consideration ("Nuveen gain"), net securities losses of $78 million and $175 million of provision for credit losses in excess of net charge-offs.

Total net revenue, on a taxable-equivalent basis, for 2011 was $960 million (5.3 percent) higher than 2010, reflecting a 5.7 percent increase in net interest income and a 4.8 percent increase in total noninterest income. Net interest income increased in 2011 as a result of an increase in average earning assets and continued growth in lower cost core deposit funding. Noninterest income increased primarily due to the merchant settlement gain, the gain recognized on the FCB acquisition, higher payments-related revenue, higher commercial products revenue and a decrease in net securities losses, partially offset by lower deposit service charges, trust and investment management fees and mortgage banking revenue.

Total noninterest expense in 2011 increased $528 million (5.6 percent), compared with 2010, primarily due to higher total compensation and employee benefits expense, including higher pension costs, higher professional services expense and other business initiatives.

Acquisitions In January 2011, the Company acquired the banking operations of FCB from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $1.8 billion in assets, assumed approximately $2.1 billion in liabilities, and received approximately $412 million in cash from the FDIC. The Company recognized a $46 million gain on this transaction during the first quarter of 2011.

In December 2010, the Company acquired the securitization trust administration business of Bank of America, N.A. ("securitization trust administration acquisition"). This transaction included the acquisition of $1.1 trillion of assets under administration and provided the Company with approximately $8 billion of deposits at the time of closing.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $10.3 billion in 2011, compared with $9.8 billion in 2010 and $8.7 billion in 2009. The $560 million (5.7 percent) increase in net interest income in 2011, compared with 2010, was primarily the result of growth in average earning assets and lower cost core deposit funding. Average earning assets were $31.2 billion (12.4 percent) higher in 2011 than in 2010, driven by increases in investment securities, loans and cash balances at the Federal Reserve reflected in other earning assets. Average deposits increased $28.4 billion (15.4 percent) in 2011, compared with 2010. The net interest margin in 2011 was 3.65 percent, compared with 3.88 percent in 2010 and 3.67 percent in 2009. The decrease in the net interest margin in 2011, compared with 2010, reflected planned growth in investment securities balances held for liquidity purposes and higher cash balances held at the Federal Reserve. Refer to the "Interest Rate Risk Management" section for further information on the sensitivity of the Company's net interest income to changes in interest rates.

Average total loans were $201.4 billion in 2011, compared with $193.0 billion in 2010. The $8.4 billion (4.4 percent) increase was driven by growth in residential mortgages, commercial loans, commercial real estate loans and other retail loans, partially offset by lower acquisition-related covered loans and credit card loans. Average residential mortgages increased $6.0 billion (21.7 percent) resulting from the net effect of origination and prepayment activity in the portfolio during 2011 due to the low interest rate environment. Average commercial loans increased $4.6 billion (9.8 percent) year-over-year, primarily driven by higher demand from new and existing customers. Growth in average commercial real estate balances of $1.2 billion (3.6 percent) was primarily due to the FCB acquisition. The $513 million (1.1 percent) increase in average other retail loans was primarily due to higher installment loans (primarily automobile) and retail leasing balances, partially offset by lower home equity and second mortgage balances. Average credit card balances decreased $319 million (1.9 percent) in 2011, compared with 2010, the result of consumers spending less and paying down their balances. Average covered loans decreased $3.6 billion (18.2 percent) in 2011, compared with 2010.

TABLE 2 *Analysis of Net Interest Income (a)*

Year Ended December 31 (Dollars in Millions)	2011	2010	2009	2011 v 2010	2010 v 2009
Components of Net Interest Income					
Income on earning assets (taxable-equivalent basis)	$ 12,870	$ 12,375	$ 11,748	$ 495	$ 627
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,522	2,587	3,032	(65)	(445)
Net interest income (taxable-equivalent basis)	$ 10,348	$ 9,788	$ 8,716	$ 560	$ 1,072
Net interest income, as reported	$ 10,123	$ 9,579	$ 8,518	$ 544	$ 1,061
Average Yields and Rates Paid					
Earning assets yield (taxable-equivalent basis)	4.54%	4.91%	4.95%	(.37)%	(.04)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	1.14	1.24	1.55	(.10)	(.31)
Gross interest margin (taxable-equivalent basis)	3.40%	3.67%	3.40%	(.27)%	.27%
Net interest margin (taxable-equivalent basis)	3.65%	3.88%	3.67%	(.23)%	.21%
Average Balances					
Investment securities	$ 63,645	$ 47,763	$ 42,809	$15,882	$ 4,954
Loans	201,427	193,022	185,805	8,405	7,217
Earning assets	283,290	252,042	237,287	31,248	14,755
Interest-bearing liabilities	221,690	209,113	195,614	12,577	13,499
Net free funds (b)	61,600	42,929	41,673	18,671	1,256

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b) Represents noninterest-bearing deposits, other noninterest-bearing liabilities and equity, allowance for loan losses and unrealized gain (loss) on available-for-sale securities less non-earning assets.

Average investment securities in 2011 were $15.9 billion (33.3 percent) higher than 2010, primarily due to planned purchases of U.S. Treasury and government agency mortgage-backed securities, as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average total deposits for 2011 were $28.4 billion (15.4 percent) higher than 2010. Excluding deposits from acquisitions, 2011 average total deposits increased $19.3 billion (10.5 percent) over 2010. Average noninterest-bearing deposits in 2011 were $13.7 billion (34.1 percent) higher than 2010, primarily due to growth in Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services balances. Average total savings deposits were $13.8 billion (13.7 percent) higher in 2011, compared with 2010, primarily due to growth in corporate and institutional trust balances, including the impact of the securitization trust administration acquisition, as well as an increase in Consumer and Small Business Banking balances resulting from continued strong participation in a product offering that includes multiple bank products in a package. These increases were partially offset by lower broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2011 by $1.4 billion (8.4 percent), compared with 2010, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.3 billion (8.5 percent) higher in 2011, compared with 2010, primarily due to the impact of the securitization trust administration and FCB acquisitions.

The $1.1 billion (12.3 percent) increase in net interest income in 2010, compared with 2009, was primarily the result of growth in lower cost core deposit funding and increases in average earning assets. Average earning assets were $14.8 billion (6.2 percent) higher in 2010 compared with 2009, driven by increases in average loans and investment securities. Average deposits increased $16.9 billion (10.1 percent) in 2010, compared with 2009.

Average total loans increased $7.2 billion (3.9 percent) in 2010, compared with 2009, driven by growth in residential mortgages, credit card loans, other retail loans, commercial real estate loans and acquisition-related covered loans, partially offset by a $5.8 billion (11.0 percent) decline in commercial loans, which was principally the result of lower utilization of available commitments by customers. Residential mortgage growth of $3.2 billion (13.2 percent) reflected increased origination and refinancing activity. Average credit card balances for 2010 were $1.5 billion (9.8 percent) higher than 2009, reflecting growth in existing portfolios and portfolio purchases. Average other retail loans increased $600 million (1.3 percent), driven by an increase in installment loans (primarily automobile). Growth in average commercial real estate balances of $518 million (1.5 percent) reflected the impact of new business activity, partially offset by customer deleveraging. Average covered loans were $19.9 billion in 2010, compared with $12.7 billion in 2009, reflecting covered loans acquired from the FDIC in the fourth quarter of 2009.

revenue and a favorable net change in the valuation of mortgage servicing rights ("MSRs") and related economic hedging activities.

The $408 million (5.1 percent) increase in noninterest income in 2010 over 2009, was due to higher payments-related revenues of 6.3 percent, principally due to increased transaction volumes and business expansion; an increase in commercial products revenue of 25.4 percent, attributable to higher standby letters of credit fees, commercial loan and syndication fees and other capital markets revenue; a decrease in net securities losses of 82.7 percent, primarily due to lower impairments; and an 8.8 percent increase in other income, reflecting the Nuveen gain, higher 2010 gains related to the Company's investment in Visa Inc. and higher retail lease residual revenue, partially offset by a $92 million gain on a corporate real estate transaction in 2009, a payments-related contract termination gain that occurred in 2009 and lower customer derivative revenue. Mortgage banking revenue decreased 3.1 percent in 2010 compared with 2009, principally due to lower origination and sales revenue and an unfavorable net change in the valuation of MSRs and related economic hedging activities, partially offset by higher servicing income. Deposit service charges decreased 26.8 percent as a result of Company-initiated and regulatory revisions to overdraft fee policies, partially offset by account growth. Trust and investment management fees declined 7.5 percent because of money market investment fee waivers and customers migrating balances from money market funds to deposits due to low interest rates.

The implementation of legislation passed under the Durbin Amendment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, reduced noninterest income beginning in the fourth quarter of 2011 by approximately $77 million. The Company anticipates future noninterest income will be reduced approximately $300 million on an annualized basis, based on anticipated transaction volume and excluding any mitigating actions the Company may take.

Noninterest Expense Noninterest expense in 2011 was $9.9 billion, compared with $9.4 billion in 2010 and $8.3 billion in 2009. The Company's efficiency ratio was 51.8 percent in 2011, compared with 51.5 percent in 2010. The $528 million (5.6 percent) increase in noninterest expense in 2011 over 2010 was principally due to increased total compensation, employee benefits, net occupancy and equipment expense and professional services expense, partially offset by a decrease in intangible amortization. Total compensation expense increased 6.9 percent, primarily due to an increase in staffing related to branch expansion and other business initiatives, and merit increases. Employee benefits increased 21.8 percent due to higher pension costs and the impact of additional staffing. Net occupancy and equipment expense increased 8.7 percent, principally due to business expansion and technology initiatives. Professional services expense increased 25.2 percent due to mortgage servicing-related and other projects across multiple business lines. Other intangibles expense decreased 18.5 percent due to the reduction or completion of amortization of certain intangibles. Other expense reflected the 2011 $130 million expense accrual related to mortgage servicing matters, offset by lower conversion costs and insurance and litigation matters.

The $1.1 billion (13.3 percent) increase in noninterest expense in 2010 over 2009 was principally due to acquisitions, increased total compensation and employee benefits expense and higher costs related to investments in affordable housing and other tax-advantaged projects. Total compensation and employee benefits expense increased 20.6 percent, reflecting acquisitions, branch expansion and other initiatives, the elimination of a five percent cost reduction program that was in effect during 2009, higher incentive compensation costs related to the Company's

TABLE 5 ***Noninterest Expense***

Year Ended December 31 (Dollars in Millions)	2011	2010	2009	2011 v 2010	2010 v 2009
Compensation	$4,041	$3,779	$3,135	6.9%	20.5%
Employee benefits	845	694	574	21.8	20.9
Net occupancy and equipment	999	919	836	8.7	9.9
Professional services	383	306	255	25.2	20.0
Marketing and business development	369	360	378	2.5	(4.8)
Technology and communications	758	744	673	1.9	10.5
Postage, printing and supplies	303	301	288	.7	4.5
Other intangibles	299	367	387	(18.5)	(5.2)
Other	1,914	1,913	1,755	.1	9.0
Total noninterest expense	$9,911	$9,383	$8,281	5.6%	13.3%
Efficiency ratio (a)	51.8%	51.5%	48.4%		

(a) Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

improved financial results in 2010 from 2009, merit increases, and increased pension costs associated with previous declines in the value of pension assets. Net occupancy and equipment expense and professional services expense increased 9.9 percent and 20.0 percent, respectively, principally due to acquisitions and other business initiatives. Technology and communications expense increased 10.5 percent as a result of business initiatives and volume increases across various business lines. Postage, printing and supplies expense increased 4.5 percent, principally due to payments-related business initiatives. Other expense increased 9.0 percent, reflecting higher costs related to investments in affordable housing and other tax-advantaged projects and higher other real estate owned ("OREO") costs, partially offset by a $123 million FDIC special assessment in 2009. Marketing and business development expense decreased 4.8 percent, largely due to payments-related initiatives during 2009. Other intangibles expense decreased 5.2 percent due to the reduction or completion of amortization of certain intangibles.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company's pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately twelve-years.

The Company expects pension expense to increase $66 million in 2012, primarily driven by a $43 million increase related to a decrease in the discount rate, a $14 million increase related to the difference between the 2011 return on plan assets compared with expectations and a $6 million increase related to lower future expected returns on plan assets. If performance of plan assets equals the actuarially-assumed long-term expected return, the cumulative asset return difference of $343 million at December 31, 2011 will incrementally increase pension expense $60 million in 2013, incrementally decrease pension expense $4 million in 2014, and incrementally increase pension expense $9 million in 2015 and $14 million in 2016. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company's ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company's pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the long-term rate of return ("LTROR") and discount rate:

LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (24)	$ 24
Percent of 2011 net income	(.30)%	.30%

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$ (87)	$ 70
Percent of 2011 net income	(1.10)%	.89%

Income Tax Expense The provision for income taxes was $1.8 billion (an effective rate of 27.8 percent) in 2011, compared with $935 million (an effective rate of 22.3 percent) in 2010 and $395 million (an effective rate of 15.0 percent) in 2009. The increase in the effective tax rate over 2010 principally reflected the marginal impact of higher pretax earnings year-over-year.

For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $283.3 billion in 2011, compared with $252.0 billion in 2010. The increase in average earning assets of $31.2 billion (12.4 percent) was due to planned growth in average investment securities of $15.9 billion (33.3 percent), higher loans of $8.4 billion (4.4 percent) and higher other earning assets of $7.7 billion, which included cash balances held at the Federal Reserve.

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 132 and 133.

Loans The Company's loan portfolio was $209.8 billion at December 31, 2011, an increase of $12.8 billion (6.5 percent) from December 31, 2010. The increase was driven by growth in commercial loans of $8.3 billion (17.0 percent), residential mortgages of $6.4 billion (20.7 percent), commercial real estate loans of $1.2 billion (3.3 percent) and credit card loan balances of $557 million (3.3 percent), partially offset by decreases in acquisition-related covered loans of $3.3 billion (18.0 percent) and other retail loans of $284 million (.6 percent). Table 6 provides a summary of the loan distribution

TABLE 6 *Loan Portfolio Distribution*

At December 31 (Dollars in Millions)	2011		2010		2009		2008		2007	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial										
Commercial	$ 50,734	24.2%	$ 42,272	21.5%	$ 42,255	21.7%	$ 49,759	26.9%	$ 44,832	29.1%
Lease financing	5,914	2.8	6,126	3.1	6,537	3.4	6,859	3.7	6,242	4.1
Total commercial	56,648	27.0	48,398	24.6	48,792	25.1	56,618	30.6	51,074	33.2
Commercial Real Estate										
Commercial mortgages	29,664	14.1	27,254	13.8	25,306	13.0	23,434	12.7	20,146	13.1
Construction and development	6,187	3.0	7,441	3.8	8,787	4.5	9,779	5.3	9,061	5.9
Total commercial real estate	35,851	17.1	34,695	17.6	34,093	17.5	33,213	18.0	29,207	19.0
Residential Mortgages										
Residential mortgages	28,669	13.7	24,315	12.3	20,581	10.6	18,232	9.9	17,099	11.1
Home equity loans, first liens	8,413	4.0	6,417	3.3	5,475	2.8	5,348	2.9	5,683	3.7
Total residential mortgages	37,082	17.7	30,732	15.6	26,056	13.4	23,580	12.8	22,782	14.8
Credit Card	17,360	8.3	16,803	8.5	16,814	8.6	13,520	7.3	10,956	7.1
Other Retail										
Retail leasing	5,118	2.4	4,569	2.3	4,568	2.3	5,126	2.8	5,969	3.9
Home equity and second mortgages	18,131	8.6	18,940	9.6	19,439	10.0	19,177	10.3	16,441	10.7
Revolving credit	3,344	1.6	3,472	1.8	3,506	1.8	3,205	1.7	2,731	1.8
Installment	5,348	2.6	5,459	2.8	5,455	2.8	5,525	3.0	5,246	3.4
Automobile	11,508	5.5	10,897	5.5	9,544	4.9	9,212	5.0	8,970	5.8
Student	4,658	2.2	5,054	2.5	4,629	2.4	4,603	2.5	451	.3
Total other retail	48,107	22.9	48,391	24.5	47,141	24.2	46,848	25.3	39,808	25.9
Total loans, excluding covered loans	195,048	93.0	179,019	90.8	172,896	88.8	173,779	94.0	153,827	100.0
Covered Loans	14,787	7.0	18,042	9.2	21,859	11.2	11,176	6.0	–	–
Total loans	$209,835	100.0%	$197,061	100.0%	$194,755	100.0%	$184,955	100.0%	$153,827	100.0%

by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $8.4 billion (4.4 percent) in 2011, compared with 2010. The increase was due to growth in most major loan portfolio classes in 2011.

Commercial Commercial loans, including lease financing, increased $8.3 billion (17.0 percent) as of December 31, 2011, compared with December 31, 2010. Average commercial loans increased $4.6 billion (9.8 percent) in 2011, compared with 2010. The growth was primarily driven by demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company's portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $1.2 billion (3.3 percent) at December 31, 2011, compared with December 31, 2010. Average commercial real estate loans increased $1.2 billion (3.6 percent) in 2011, compared with 2010. The increases were primarily due to the FCB acquisition. Table 8 provides a summary of commercial real estate loans by property type and geographical location. The collateral for $2.5 billion of commercial real estate loans included in covered loans at December 31, 2011 was in California, compared with $4.5 billion at December 31, 2010.

The Company classifies loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. In 2011, approximately $925 million of construction loans were reclassified to the commercial mortgage category for bridge financing after completion of the construction phase. At December 31, 2011 and 2010, $289 million and $270 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company's commercial mortgage and construction and development loans had unfunded commitments of $7.0 billion and $6.5 billion at December 31, 2011 and 2010, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $1.9 billion and $1.7 billion at December 31, 2011 and 2010, respectively.

TABLE 7 *Commercial Loans by Industry Group and Geography*

(Dollars in Millions)	December 31, 2011 Loans	December 31, 2011 Percent	December 31, 2010 Loans	December 31, 2010 Percent
Industry Group				
Consumer products and services	$ 9,106	16.1%	$ 7,599	15.7%
Financial services	6,439	11.4	5,785	12.0
Healthcare	4,658	8.2	3,744	7.7
Capital goods	4,306	7.6	3,696	7.7
Commercial services and supplies	4,192	7.4	3,543	7.3
Public administration	3,994	7.1	3,390	7.0
Property management and development	3,528	6.2	2,489	5.1
Consumer staples	2,879	5.1	2,438	5.0
Energy	2,324	4.1	1,788	3.7
Agriculture	2,222	3.9	2,539	5.3
Private investors	2,111	3.7	1,712	3.5
Transportation	2,015	3.6	1,926	4.0
Paper and forestry products, mining and basic materials	1,959	3.4	1,738	3.6
Information technology	1,749	3.1	1,543	3.2
Other	5,166	9.1	4,468	9.2
Total	$56,648	100.0%	$48,398	100.0%
Geography				
California	$ 6,664	11.8%	$ 5,588	11.5%
Colorado	2,292	4.0	1,974	4.1
Illinois	3,110	5.5	2,457	5.1
Minnesota	3,968	7.0	3,993	8.2
Missouri	2,499	4.4	2,020	4.2
Ohio	3,050	5.4	2,464	5.1
Oregon	1,514	2.7	1,508	3.1
Washington	2,568	4.5	2,259	4.7
Wisconsin	2,357	4.2	2,144	4.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,586	6.3	3,465	7.2
Arkansas, Indiana, Kentucky, Tennessee	3,246	5.7	2,798	5.8
Idaho, Montana, Wyoming	1,113	2.0	1,069	2.2
Arizona, Nevada, New Mexico, Utah	2,351	4.1	1,741	3.6
Total banking region	38,318	67.6	33,480	69.2
Outside the Company's banking region				
Florida, Michigan, New York, Pennsylvania, Texas	9,204	16.3	7,608	15.7
All other states	9,126	16.1	7,310	15.1
Total outside the Company's banking region	18,330	32.4	14,918	30.8
Total	$56,648	100.0%	$48,398	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2011, increased $6.4 billion (20.7 percent) over December 31, 2010. Average residential mortgages increased $6.0 billion (21.7 percent) in 2011, compared with 2010. The growth reflected the net effect of origination and prepayment activity in the portfolio due to the low interest rate environment. Most loans retained in the portfolio are to customers with prime or near-prime credit characteristics at the date of origination.

Credit Card Total credit card loans increased $557 million (3.3 percent) at December 31, 2011, compared with December 31, 2010. The increase primarily reflected credit card portfolio purchases of approximately $700 million in the fourth quarter of 2011. Average credit card balances decreased $319 million (1.9 percent) in 2011, compared with 2010, the result of consumers spending less and paying down their balances.

TABLE 8 *Commercial Real Estate Loans by Property Type and Geography*

(Dollars in Millions)	December 31, 2011 Loans	December 31, 2011 Percent	December 31, 2010 Loans	December 31, 2010 Percent
Property Type				
Business owner occupied	$11,756	32.8%	$11,416	32.9%
Commercial property				
Industrial	1,561	4.4	1,530	4.4
Office	4,590	12.8	3,783	10.9
Retail	4,402	12.3	4,288	12.4
Other commercial	3,632	10.1	3,551	10.2
Homebuilders				
Condominiums	283	.8	463	1.3
Other residential	988	2.8	1,144	3.3
Multi-family	6,293	17.5	6,130	17.7
Hotel/motel	2,041	5.7	2,134	6.2
Health care facilities	305	.8	256	.7
Total	$35,851	100.0%	$34,695	100.0%
Geography				
California	$ 7,634	21.3%	$ 7,515	21.6%
Colorado	1,569	4.4	1,524	4.4
Illinois	1,411	3.9	1,248	3.6
Minnesota	1,891	5.3	1,805	5.2
Missouri	1,599	4.4	1,558	4.5
Ohio	1,436	4.0	1,402	4.0
Oregon	1,961	5.5	1,809	5.2
Washington	3,540	9.9	3,488	10.1
Wisconsin	1,892	5.3	1,724	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,295	6.4	2,205	6.4
Arkansas, Indiana, Kentucky, Tennessee	1,736	4.8	1,634	4.7
Idaho, Montana, Wyoming	1,183	3.3	1,185	3.4
Arizona, Nevada, New Mexico, Utah	3,189	8.9	2,938	8.5
Total banking region	31,336	87.4	30,035	86.6
Outside the Company's banking region				
Florida, Michigan, New York, Pennsylvania, Texas	2,470	6.9	2,711	7.8
All other states	2,045	5.7	1,949	5.6
Total outside Company's banking region	4,515	12.6	4,660	13.4
Total	$35,851	100.0%	$34,695	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $284 million (.6 percent) at December 31, 2011, compared with December 31, 2010. The decrease was primarily due to a decrease in home equity and second mortgages and student loans, partially offset by increases in retail leasing and automobile loans primarily during the second half of the year. Average other retail loans increased $513 million (1.1 percent) in 2011, compared with 2010. The increase was primarily driven by higher installment and retail leasing loans, partially offset by lower home equity and second mortgages.

TABLE 9 *Residential Mortgages by Geography*

(Dollars in Millions)	December 31, 2011 Loans	December 31, 2011 Percent	December 31, 2010 Loans	December 31, 2010 Percent
California	$ 4,339	11.7%	$ 3,339	10.9%
Colorado	2,354	6.3	1,947	6.3
Illinois	2,560	6.9	2,123	6.9
Minnesota	2,955	8.0	2,457	8.0
Missouri	1,849	5.0	1,643	5.4
Ohio	2,051	5.5	1,824	5.9
Oregon	1,541	4.2	1,246	4.1
Washington	2,101	5.7	1,726	5.6
Wisconsin	1,325	3.6	1,171	3.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,759	4.7	1,522	5.0
Arkansas, Indiana, Kentucky, Tennessee	2,822	7.6	2,431	7.9
Idaho, Montana, Wyoming	825	2.2	688	2.2
Arizona, Nevada, New Mexico, Utah	2,281	6.2	1,944	6.3
Total banking region	28,762	77.6	24,061	78.3
Outside the Company's banking region				
Florida, Michigan, New York, Pennsylvania, Texas	3,819	10.3	3,137	10.2
All other states	4,501	12.1	3,534	11.5
Total outside Company's banking region	8,320	22.4	6,671	21.7
Total	$37,082	100.0%	$30,732	100.0%

TABLE 10 *Credit Card Loans by Geography*

(Dollars in Millions)	December 31, 2011 Loans	December 31, 2011 Percent	December 31, 2010 Loans	December 31, 2010 Percent
California	$ 1,719	9.9%	$ 1,788	10.6%
Colorado	670	3.9	665	3.9
Illinois	791	4.5	773	4.6
Minnesota	1,193	6.9	1,192	7.1
Missouri	619	3.6	581	3.5
Ohio	1,326	7.6	1,330	7.9
Oregon	623	3.6	623	3.7
Washington	849	4.9	837	5.0
Wisconsin	959	5.5	954	5.7
Iowa, Kansas, Nebraska, North Dakota, South Dakota	863	5.0	858	5.1
Arkansas, Indiana, Kentucky, Tennessee	1,353	7.8	1,292	7.7
Idaho, Montana, Wyoming	377	2.2	373	2.2
Arizona, Nevada, New Mexico, Utah	788	4.5	785	4.7
Total banking region	12,130	69.9	12,051	71.7
Outside the Company's banking region				
Florida, Michigan, New York, Pennsylvania, Texas	2,923	16.8	2,724	16.2
All other states	2,307	13.3	2,028	12.1
Total outside Company's banking region	5,230	30.1	4,752	28.3
Total	$17,360	100.0%	$16,803	100.0%

TABLE 11 *Other Retail Loans by Geography*

(Dollars in Millions)	December 31, 2011 Loans	Percent	December 31, 2010 Loans	Percent
California	$ 5,793	12.0%	$ 5,868	12.1%
Colorado	2,175	4.5	2,319	4.8
Illinois	2,233	4.6	2,264	4.7
Minnesota	4,400	9.2	4,748	9.8
Missouri	2,170	4.5	2,144	4.4
Ohio	2,620	5.5	2,644	5.5
Oregon	1,851	3.9	1,969	4.1
Washington	2,058	4.3	2,192	4.5
Wisconsin	1,907	4.0	1,972	4.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,522	5.2	2,419	5.0
Arkansas, Indiana, Kentucky, Tennessee	2,765	5.8	2,818	5.8
Idaho, Montana, Wyoming	1,125	2.3	1,233	2.5
Arizona, Nevada, New Mexico, Utah	2,135	4.4	2,171	4.5
Total banking region	33,754	70.2	34,761	71.8
Outside the Company's banking region				
Florida, Michigan, New York, Pennsylvania, Texas	6,493	13.5	5,959	12.3
All other states	7,860	16.3	7,671	15.9
Total outside Company's banking region	14,353	29.8	13,630	28.2
Total	$48,107	100.0%	$48,391	100.0%

Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2011, approximately 72.8 percent were to customers located in the Company's primary banking region. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and retail loans outstanding, respectively, as of December 31, 2011 and 2010. The collateral for $5.2 billion of residential mortgages and other retail loans included in covered loans at December 31, 2011 was in California.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $7.2 billion at December 31, 2011, compared with $8.4 billion at December 31, 2010. The decrease in loans held for sale was principally due to a higher level of mortgage loan origination and refinancing activity in the second half of 2010 compared with the second half of 2011.

Most of the residential mortgage loans the Company originates follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises ("GSEs"). The Company also originates residential mortgages that follow its own investment guidelines with the intent to hold such loans in the loan portfolio, primarily well secured jumbo mortgages to borrowers with high credit quality, and near-prime non-conforming mortgages. The Company generally retains portfolio loans through maturity; however, the Company's intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company's intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

TABLE 12 *Selected Loan Maturity Distribution*

At December 31, 2011 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$22,187	$31,615	$ 2,846	$ 56,648
Commercial real estate	9,623	19,652	6,576	35,851
Residential mortgages	1,755	4,846	30,481	37,082
Credit card	17,360	—	—	17,360
Other retail	8,644	25,216	14,247	48,107
Covered loans	3,544	3,912	7,331	14,787
Total loans	$63,113	$85,241	$61,481	$209,835
Total of loans due after one year with				
Predetermined interest rates				$ 67,992
Floating interest rates				$ 78,730

TABLE 13 *Investment Securities*

At December 31, 2011 (Dollars in Millions)	Available-for-Sale				Held-to-Maturity			
	Amortized Cost	Fair Value	Weighted-Average Maturity in Years	Weighted-Average Yield (e)	Amortized Cost	Fair Value	Weighted-Average Maturity in Years	Weighted-Average Yield (e)
U.S. Treasury and Agencies								
Maturing in one year or less	$ 394	$ 395	.3	2.06%	$ –	$ –	–	–%
Maturing after one year through five years	541	547	2.0	.93	2,500	2,535	2.2	.99
Maturing after five years through ten years	48	53	8.2	4.25	–	–	–	–
Maturing after ten years	62	62	11.1	3.15	60	60	13.2	1.87
Total	$ 1,045	$ 1,057	2.2	1.64%	$ 2,560	$ 2,595	2.4	1.01%
Mortgage-Backed Securities (a)								
Maturing in one year or less	$ 672	$ 673	.6	2.47%	$ 220	$ 218	.5	1.55%
Maturing after one year through five years	32,056	32,917	3.5	2.74	13,940	14,230	3.7	2.53
Maturing after five years through ten years	6,975	6,775	7.0	2.24	1,412	1,440	5.6	1.68
Maturing after ten years	1,767	1,736	12.7	1.74	519	531	11.4	1.47
Total	$41,470	$42,101	4.4	2.61%	$16,091	$16,419	4.0	2.40%
Asset-Backed Securities (a)								
Maturing in one year or less	$ 13	$ 22	.2	9.71%	$ 2	$ 2	.1	1.01%
Maturing after one year through five years	151	154	3.4	12.53	34	36	2.5	1.01
Maturing after five years through ten years	693	694	7.9	3.08	17	18	6.6	.85
Maturing after ten years	17	17	12.7	11.10	22	24	22.5	1.01
Total	$ 874	$ 887	7.1	4.97%	$ 75	$ 80	9.3	.98%
Obligations of State and Political Subdivisions (b) (c)								
Maturing in one year or less	$ 99	$ 99	.7	1.66%	$ –	$ –	.5	8.32%
Maturing after one year through five years	3,981	4,087	4.1	6.76	5	6	3.1	8.47
Maturing after five years through ten years	2,008	2,063	5.7	6.79	3	3	5.8	5.27
Maturing after ten years	306	290	21.1	7.48	15	14	15.1	5.51
Total	$ 6,394	$ 6,539	5.4	6.73%	$ 23	$ 23	11.0	6.16%
Other Debt Securities								
Maturing in one year or less	$ 69	$ 54	.4	5.74%	$ 1	$ 1	.3	.84%
Maturing after one year through five years	–	–	–	–	99	85	4.1	1.42
Maturing after five years through ten years	25	22	5.8	6.38	28	13	8.8	1.18
Maturing after ten years	1,201	968	29.4	3.87	–	–	–	–
Total	$ 1,295	$ 1,044	27.4	4.02%	$ 128	$ 99	5.1	1.36%
Other Investments	$ 278	$ 309	13.1	3.87%	$ –	$ –	–	–%
Total investment securities (d)	$51,356	$51,937	5.2	3.19%	$18,877	$19,216	3.9	2.21%

(a) Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b) Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c) Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d) The weighted-average maturity of the available-for-sale investment securities was 7.4 years at December 31, 2010, with a corresponding weighted-average yield of 3.41 percent. The weighted-average maturity of the held-to-maturity investment securities was 6.3 years at December 31, 2010, with a corresponding weighted-average yield of 2.07 percent.
(e) Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity securities are computed based on amortized cost balances. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

At December 31, (Dollars in Millions)	2011		2010	
	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$ 3,605	5.1%	$ 2,724	5.1%
Mortgage-backed securities	57,561	82.0	40,654	76.2
Asset-backed securities	949	1.4	1,197	2.3
Obligations of state and political subdivisions	6,417	9.1	6,862	12.9
Other debt securities and investments	1,701	2.4	1,887	3.5
Total investment securities	$70,233	100.0%	$53,324	100.0%

Investment Securities The Company uses its investment securities portfolio to manage enterprise interest rate risk, provide liquidity (including the ability to meet proposed regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

Investment securities totaled $70.8 billion at December 31, 2011, compared with $53.0 billion at December 31, 2010. The $17.8 billion (33.7 percent) increase primarily reflected $16.6 billion of net investment purchases and a $927 million favorable change in unrealized gains (losses) on available-for-sale investment securities. Held-to-maturity securities were $18.9 billion at December 31, 2011, compared with $1.5 billion at December 31, 2010, primarily reflecting planned growth in U.S. Treasury and government agency mortgage-backed securities, as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average investment securities were $63.6 billion in 2011, compared with $47.8 billion in 2010. The weighted-average yield of the available-for-sale portfolio was 3.19 percent at December 31, 2011, compared with 3.41 percent at December 31, 2010. The average maturity of the available-for-sale portfolio was 5.2 years at December 31, 2011, compared with 7.4 years at December 31, 2010. The weighted-average yield of the held-to-maturity portfolio was 2.21 percent at December 31, 2011, compared with 2.07 percent at December 31, 2010. The average maturity of the held-to-maturity portfolio was 3.9 years at December 31, 2011, compared with 6.3 years at December 31, 2010. Investment securities by type are shown in Table 13.

At December 31, 2011, the Company's net unrealized gain on available-for-sale securities was $581 million, compared with a net unrealized loss of $346 million at December 31, 2010. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of state and political securities and agency mortgage-backed securities. Unrealized losses on available-for-sale securities in an unrealized loss position totaled $691 million at December 31, 2011, compared with $1.2 billion at December 31, 2010. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2011, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

There is limited market activity for non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management's assessment of various other market factors, which are judgmental in nature. The Company recorded $35 million of impairment charges in earnings during 2011 predominately on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools. Further adverse changes in security performance or market conditions may result in additional impairment charges in future periods.

During 2010, the Company recognized impairment charges in earnings of $91 million predominately on non-agency mortgage-backed and structured investment-related securities. These impairment charges were due to changes in expected cash flows resulting from increases in defaults in the underlying mortgage pools and regulatory actions in the first quarter of 2010 related to an insurer of some of the securities.

Refer to Notes 5 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

Deposits Total deposits were $230.9 billion at December 31, 2011, compared with $204.3 billion at December 31, 2010. The $26.6 billion (13.0 percent) increase in total deposits reflected organic growth in core deposits due to the overall "flight-to-quality" by customers. Average total deposits increased $28.4 billion (15.4 percent) over 2010 due to increases in noninterest-bearing and total savings account balances, reflecting organic growth, as well as acquisitions.

Noninterest-bearing deposits at December 31, 2011, increased $23.3 billion (51.3 percent) over December 31, 2010. Average noninterest-bearing deposits increased $13.7 billion (34.1 percent) in 2011, compared with 2010. The increase was primarily due to growth in Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services balances.

Interest-bearing savings deposits increased $5.5 billion (4.8 percent) at December 31, 2011, compared with December 31, 2010. The increase in these deposit balances was related to increases in savings and interest checking balances, partially offset by lower money market savings account balances. The $3.8 billion (15.5 percent) increase in savings account balances reflected continued strong participation in a savings product offered by Consumer and Small Business Banking that includes multiple bank products in a package. The $2.8 billion (6.4 percent) increase in interest checking account balances was primarily due to higher Consumer and Small Business Banking, national corporate

TABLE 14 *Deposits*

The composition of deposits was as follows:

At December 31 (Dollars in Millions)	2011 Amount	2011 Percent of Total	2010 Amount	2010 Percent of Total	2009 Amount	2009 Percent of Total	2008 Amount	2008 Percent of Total	2007 Amount	2007 Percent of Total
Noninterest-bearing deposits	$ 68,579	29.7%	$ 45,314	22.2%	$ 38,186	20.8%	$ 37,494	23.5%	$ 33,334	25.4%
Interest-bearing deposits										
Interest checking	45,933	19.9	43,183	21.2	38,436	21.0	32,254	20.2	28,996	22.1
Money market savings	45,854	19.9	46,855	22.9	40,848	22.3	26,137	16.4	24,301	18.5
Savings accounts	28,018	12.1	24,260	11.9	16,885	9.2	9,070	5.7	5,001	3.8
Total of savings deposits	119,805	51.9	114,298	56.0	96,169	52.5	67,461	42.3	58,298	44.4
Time certificates of deposit less than $100,000	14,952	6.5	15,083	7.4	18,966	10.4	18,425	11.7	14,160	10.8
Time deposits greater than $100,000										
Domestic	12,583	5.4	12,330	6.0	16,858	9.2	20,791	13.0	15,351	11.7
Foreign	14,966	6.5	17,227	8.4	13,063	7.1	15,179	9.5	10,302	7.8
Total interest-bearing deposits	162,306	70.3	158,938	77.8	145,056	79.2	121,856	76.5	98,111	74.6
Total deposits	$230,885	100.0%	$204,252	100.0%	$183,242	100.0%	$159,350	100.0%	$131,445	100.0%

The maturity of time deposits was as follows:

At December 31, 2011 (Dollars in Millions)	Certificates Less Than $100,000	Time Deposits Greater Than $100,000	Total
Three months or less	$ 2,375	$17,103	$19,478
Three months through six months	2,297	1,723	4,020
Six months through one year	2,885	2,305	5,190
2013	3,355	2,292	5,647
2014	1,908	1,506	3,414
2015	1,214	1,509	2,723
2016	912	1,029	1,941
Thereafter	6	82	88
Total	$14,952	$27,549	$42,501

banking and corporate trust balances, partially offset by lower broker-dealer balances. The $1.0 billion (2.1 percent) decrease in money market savings account balances was primarily due to lower Consumer and Small Business Banking, and broker-dealer balances, partially offset by higher Wealth Management and Securities Services balances. Average interest-bearing savings deposits in 2011 increased $13.8 billion (13.7 percent), compared with 2010, primarily due to growth in corporate and institutional trust balances, including the impact of the securitization trust administration acquisition, as well as an increase in Consumer and Small Business Banking balances, partially offset by lower broker-dealer balances.

Interest-bearing time deposits at December 31, 2011, decreased $2.1 billion (4.8 percent), compared with December 31, 2010, driven by decreases in both time certificates of deposit less than $100,000 and time deposits greater than $100,000. Time certificates of deposit less than $100,000 decreased $131 million (.9 percent) at December 31, 2011, compared with December 31, 2010, as a result of decreases in Consumer and Small Business Banking balances. Average time certificates of deposit less than $100,000 in 2011 decreased $1.4 billion (8.4 percent), compared with 2010, reflecting maturities and lower renewals. Time deposits greater than $100,000 decreased $2.0 billion (6.8 percent) at December 31, 2011, compared with December 31, 2010. Average time deposits greater than $100,000 in 2011 increased $2.3 billion (8.5 percent), compared with 2010 primarily due to the impact of the securitization trust administration and FCB acquisitions.

During 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, resulting in a permanent increase in the statutory standard maximum deposit insurance amount for domestic deposits to $250,000 per depositor. Domestic time deposits greater than $250,000 were $4.7 billion at December 31, 2011, compared with $5.4 billion at December 31, 2010.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $30.5 billion at December 31, 2011, compared with $32.6 billion at December 31, 2010. The $2.1 billion (6.4 percent) decrease in short-term borrowings reflected reduced borrowing needs by the Company as a result of increases in deposits.

Long-term debt was $32.0 billion at December 31, 2011, compared with $31.5 billion at December 31, 2010, reflecting $2.3 billion of medium-term note issuances and a $1.4 billion increase in long-term debt related to certain consolidated VIEs, partially offset by $1.6 billion of subordinated debt repayments and maturities, $.8 billion of extinguishments of junior subordinated debentures, and a $.4 billion decrease in Federal Home Loan Bank advances. Refer to Note 13 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the "Liquidity Risk Management" section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The most prominent risk exposures are credit, residual value, operational, interest rate, market and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, legal and compliance, processing errors, technology, breaches of internal controls and in data security, and business continuation and disaster recovery. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, certain mortgage loans held for sale, MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. Further, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company's stock value, customer base, funding sources or revenue. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to "Risk Factors" beginning on page 134, for a detailed discussion of these factors.

Credit Risk Management The Company's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality.

In addition, credit quality ratings as defined by the Company, are an important part of the Company's overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those not classified on the Company's rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including all of the Company's loans that are 90 days or more past due and still accruing, nonaccrual loans, and those considered troubled debt restructurings ("TDRs"), encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company's internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company recently began obtaining recent collateral value estimates for the majority of its residential mortgage and home equity and second mortgage portfolios, which allows the Company to compute estimated loan-to-value ("LTV") ratios reflecting current market conditions. These individual refreshed loan-to-value ratios are considered in the determination of the appropriate allowance for credit losses. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable incurred loan losses. Refer to Notes 1 and 6 in the Notes to Consolidated Financial Statements for further information of the Company's loan portfolios including internal credit quality ratings.

The Company categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's three loan portfolio segments are commercial lending, consumer lending and covered loans. The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower's business, purpose of the loan, repayment source, borrower's debt capacity and financial flexibility, loan covenants, and nature and value of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity and second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10 or 15 year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines are variable rates benchmarked to the prime rate, with a 15 year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10 year amortization period. At December 31, 2011, substantially all of the Company's home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers' capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated loan-to-value information on collateral-dependent loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

The covered loan segment represents loans acquired in FDIC-assisted transactions that are covered by loss sharing agreements with the FDIC that greatly reduce the risk of future credit losses to the Company. Key risk characteristics for covered segment loans are consistent with the segment they would otherwise be included in had the loss share coverage not been in place but consider the indemnification provided by the FDIC.

The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans. The covered loan segment consists of only one class.

Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

Beginning in late 2007, financial markets suffered significant disruptions, leading to and exacerbated by declining real estate values and subsequent economic challenges, both domestically and globally. Median home prices, which peaked in 2006, declined across most domestic markets, which had a significant adverse impact on the collectability of residential mortgage loans. Residential mortgage delinquencies increased throughout 2008 and 2009. High unemployment levels throughout 2009, 2010 and 2011 further increased losses in prime-based residential portfolios and credit cards.

Economic conditions began to stabilize in late 2009 and continued to improve throughout 2010 and 2011, though unemployment and under-employment continued to be elevated, consumer confidence and spending remained lower and stress continued in the residential mortgage portfolio due to a decline in home values. Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $500 million in 2011, and exceeded net charge-offs by $175 million in 2010 and $1.7 billion in 2009. The $2.0 billion (46.2 percent) decrease in the provision for credit losses in 2011, compared with 2010, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to further stabilize.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, retail leases, home equity, revolving credit, lending to students and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, indirect distribution channels, such as automobile dealers, and a consumer finance division. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2011.

The commercial loan class is diversified among various industries with somewhat higher concentrations in consumer products and services, financial services, healthcare, capital goods (including manufacturing and commercial construction-related businesses), and commercial services and supplies. Additionally, the commercial loan class is diversified across the Company's geographical markets with 67.6 percent of total commercial loans within the Company's Consumer and Small Business Banking markets. Credit relationships outside of the Company's Consumer and Small Business Banking markets relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2011 and 2010.

The commercial real estate loan class reflects the Company's focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2011 and 2010. At December 31, 2011, approximately 32.8 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than nonowner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family and retail properties. During 2011, the Company continued to reduce its level of exposure to homebuilders, given the stress in the homebuilding industry sector. From a geographical perspective, the Company's commercial real estate loan class is generally well diversified. However, at December 31, 2011, 21.3 percent of the Company's commercial real estate loans were secured by collateral in California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. Included in commercial real estate at year-end 2011 was approximately $1.1 billion in loans related to land held for development and $1.5 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company's geographical markets with 87.4 percent of total commercial real estate loans outstanding at December 31, 2011, within the Company's Consumer and Small Business Banking markets.

The Company's consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, indirect lending, portfolio acquisitions and a consumer finance division. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles. Within Consumer and Small Business Banking, the consumer finance division specializes in serving channel-specific and alternate lending markets in residential mortgages, home equity and installment loan financing. The consumer finance division manages loans originated through a broker network, correspondent relationships and the Company's branch offices. Generally, loans managed by the Company's consumer finance division exhibit higher credit risk characteristics, but are priced commensurate with the differing risk profile.

Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company's branches, loan production offices, a wholesale network of originators and the consumer finance division. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company's portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to loan-to-value and borrower credit criteria during the underwriting process.

The Company recently began estimating updated loan-to-value information quarterly, based on a method that combines automated valuation model updates and appropriate home price indices. Loan-to-value is the ratio of the loan's outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value ("CLTV") is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have a loan-to-value or combined loan-to-value primarily due to lack of availability of appropriate automated valuation model and/or home price indices values, or lack of necessary valuation data on portfolio acquisitions.

The following tables provide summary information for the loan-to-values of residential mortgages and home equity and second mortgages by distribution channel and type at December 31, 2011:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Consumer Finance				
Less than or equal to 80%	$ 734	$ 4,566	$ 5,300	41.0%
Over 80% through 90%	351	2,554	2,905	22.5
Over 90% through 100%	216	1,342	1,558	12.0
Over 100%	741	2,433	3,174	24.5
Total	$2,042	$10,895	$12,937	100.0%
Other				
Less than or equal to 80%	$ 840	$13,024	$13,864	57.4%
Over 80% through 90%	267	2,093	2,360	9.8
Over 90% through 100%	255	1,012	1,267	5.2
Over 100%	570	1,061	1,631	6.8
No LTV available	–	124	124	.5
Loans purchased from GNMA mortgage pools (a)	–	4,899	4,899	20.3
Total	$1,932	$22,213	$24,145	100.0%
Total Company				
Less than or equal to 80%	$1,574	$17,590	$19,164	51.7%
Over 80% through 90%	618	4,647	5,265	14.2
Over 90% through 100%	471	2,354	2,825	7.6
Over 100%	1,311	3,494	4,805	13.0
No LTV available	–	124	124	.3
Loans purchased from GNMA mortgage pools (a)	–	4,899	4,899	13.2
Total	$3,974	$33,108	$37,082	100.0%

(a) Represents loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Consumer Finance				
Less than or equal to 80%	$ 712	$ 62	$ 774	32.4%
Over 80% through 90%	366	49	415	17.4
Over 90% through 100%	218	65	283	11.8
Over 100%	566	347	913	38.2
No LTV/CLTV available	3	2	5	.2
Total	$ 1,865	$ 525	$ 2,390	100.0%
Other				
Less than or equal to 80%	$ 6,749	$ 622	$ 7,371	46.8%
Over 80% through 90%	2,291	237	2,528	16.1
Over 90% through 100%	1,771	229	2,000	12.7
Over 100%	2,882	547	3,429	21.8
No LTV/CLTV available	375	38	413	2.6
Total	$14,068	$1,673	$15,741	100.0%
Total Company				
Less than or equal to 80%	$ 7,461	$ 684	$ 8,145	44.9%
Over 80% through 90%	2,657	286	2,943	16.2
Over 90% through 100%	1,989	294	2,283	12.6
Over 100%	3,448	894	4,342	24.0
No LTV/CLTV available	378	40	418	2.3
Total	$15,933	$2,198	$18,131	100.0%

Within the consumer finance division, at December 31, 2011, approximately $1.9 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $2.1 billion at December 31, 2010. In addition to residential mortgages, at December 31, 2011, the consumer finance division had $.5 billion of home equity and second mortgage loans to customers that may be defined as sub-prime borrowers, unchanged from December 31, 2010.

The following table provides further information on the loan-to-values of residential mortgages, specifically for the consumer finance division, at December 31, 2011:

(Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Division
Sub-Prime Borrowers				
Less than or equal to 80%	$ 2	$ 513	$ 515	4.0%
Over 80% through 90%	1	258	259	2.0
Over 90% through 100%	3	268	271	2.1
Over 100%	11	796	807	6.2
Total	$ 17	$ 1,835	$ 1,852	14.3%
Other Borrowers				
Less than or equal to 80%	$ 732	$ 4,053	$ 4,785	37.0%
Over 80% through 90%	350	2,296	2,646	20.5
Over 90% through 100%	213	1,074	1,287	9.9
Over 100%	730	1,637	2,367	18.3
Total	$2,025	$ 9,060	$11,085	85.7%
Total Consumer Finance	$2,042	$10,895	$12,937	100.0%

The following table provides further information on the loan-to-values of home equity and second mortgages specifically for the consumer finance division at December 31, 2011:

(Dollars in Millions)	Lines	Loans	Total	Percent of Total
Sub-Prime Borrowers				
Less than or equal to 80%	$ 39	$ 31	$ 70	2.9%
Over 80% through 90%	19	23	42	1.8
Over 90% through 100%	17	41	58	2.4
Over 100%	57	221	278	11.6
No LTV/CLTV available	–	2	2	.1
Total	$ 132	$318	$ 450	18.8%
Other Borrowers				
Less than or equal to 80%	$ 673	$ 31	$ 704	29.5%
Over 80% through 90%	347	26	373	15.6
Over 90% through 100%	201	24	225	9.4
Over 100%	509	126	635	26.6
No LTV/CLTV available	3	–	3	.1
Total	$1,733	$207	$1,940	81.2%
Total Consumer Finance	$1,865	$525	$2,390	100.0%

The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only .7 percent of total assets at December 31, 2011, compared with .9 percent at December 31, 2010. Covered loans included $1.5 billion in loans with negative-amortization payment options at December 31, 2011, compared with $1.6 billion at December 31, 2010. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

Home equity and second mortgages were $18.1 billion at December 31, 2011, and included $5.2 billion of home equity lines in a first lien position and $12.9 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2011, included approximately $3.7 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $9.2 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens on approximately 65 percent of the total portfolio using information the Company has as the servicer of the first lien or information it received from its primary regulator on loans serviced by other large servicers. The Company uses this information to estimate the first lien status on the remainder of the portfolio. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average combined loan-to-value ratios and weighted average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company's junior lien positions at December 31, 2011:

	Junior Liens Behind		
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,717	$9,166	$12,883
Percent 30 – 89 days past due	1.59%	1.97%	1.86%
Percent 90 days or more past due	.83%	.93%	.90%
Weighted-average CLTV	90%	88%	89%
Weighted-average credit score	761	757	759

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

The decline in housing prices over the past several years has deteriorated the collateral support of the residential mortgage, home equity and second mortgage portfolios. However, the underwriting criteria the Company employs consider the relevant income and credit characteristics of the borrower, such that the collateral is not the primary source of repayment.

Credit card and other retail loans principally reflect the Company's focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 69.8 percent of the Company's credit card balances relate to cards originated through the Company's branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Assets acquired by the Company in FDIC-assisted transactions included nonperforming loans and other loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California, loans with negative-amortization payment options, and homebuilder and other construction finance loans. Because most of these loans are covered under loss sharing agreements with the FDIC, the Company's financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company's estimates at acquisition, the Company's financial risk would only be its share of those losses under the loss sharing agreements.

TABLE 15 *Delinquent Loan Ratios as a Percent of Ending Loan Balances*

At December 31, 90 days or more past due **excluding** nonperforming loans	2011	2010	2009	2008	2007
Commercial					
Commercial	.09%	.15%	.25%	.15%	.08%
Lease financing	—	.02	—	—	—
Total commercial	.08	.13	.22	.13	.07
Commercial Real Estate					
Commercial mortgages	.02	—	—	—	.02
Construction and development	.13	.01	.07	.36	.02
Total commercial real estate	.04	—	.02	.11	.02
Residential Mortgages (a)	.98	1.63	2.80	1.55	.86
Credit Card	1.36	1.86	2.59	2.20	1.94
Other Retail					
Retail leasing	.02	.05	.11	.16	.10
Other	.43	.49	.57	.45	.37
Total other retail (b)	.38	.45	.53	.42	.33
Total loans, excluding covered loans	.43	.61	.88	.56	.38
Covered Loans	6.15	6.04	3.59	5.25	—
Total loans	.84%	1.11%	1.19%	.84%	.38%

At December 31, 90 days or more past due **including** nonperforming loans	2011	2010	2009	2008	2007
Commercial	.63%	1.37%	2.25%	.82%	.43%
Commercial real estate	2.55	3.73	5.22	3.34	1.02
Residential mortgages (a)	2.73	3.70	4.59	2.44	1.10
Credit card	2.65	3.22	3.43	2.69	2.06
Other retail (b)	.52	.58	.66	.47	.37
Total loans, excluding covered loans	1.54	2.19	2.87	1.57	.74
Covered loans	12.42	12.94	9.76	8.55	—
Total loans	2.30%	3.17%	3.64%	2.00%	.74%

(a) Delinquent loan ratios exclude $2.6 billion, $2.6 billion, $2.2 billion, $1.1 billion, and $.6 billion at December 31, 2011, 2010, 2009, 2008 and 2007, respectively, of loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 9.84 percent, 12.28 percent, 12.86 percent, 6.95 percent, and 3.78 percent at December 31, 2011, 2010, 2009, 2008, and 2007, respectively.
(b) Beginning in 2008, delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including nonperforming loans was .99 percent, 1.04 percent, .91 percent, and .64 percent at December 31, 2011, 2010, 2009, and 2008, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company's loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments of principal and interest are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer's account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company's credit administration function. Commercial lending loans are generally not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $1.8 billion ($843 million excluding covered loans) at

December 31, 2011, compared with $2.2 billion ($1.1 billion excluding covered loans) at December 31, 2010, and $2.3 billion ($1.5 billion excluding covered loans) at December 31, 2009. The $251 million (22.9 percent) decrease, excluding covered loans, reflected a moderation in the level of stress in economic conditions during 2011. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was .84 percent (.43 percent excluding covered loans) at December 31, 2011, compared with 1.11 percent (.61 percent excluding covered loans) at December 31, 2010, and 1.19 percent (.88 percent excluding covered loans) at December 31, 2009.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount 2011	Amount 2010	As a Percent of Ending Loan Balances 2011	As a Percent of Ending Loan Balances 2010
Residential Mortgages (a)				
30-89 days	$ 404	$ 456	1.09%	1.48%
90 days or more	364	500	.98	1.63
Nonperforming	650	636	1.75	2.07
Total	$1,418	$1,592	3.82%	5.18%
Credit Card				
30-89 days	$ 238	$ 269	1.37%	1.60%
90 days or more	236	313	1.36	1.86
Nonperforming	224	228	1.29	1.36
Total	$ 698	$ 810	4.02%	4.82%
Other Retail				
Retail Leasing				
30-89 days	$ 10	$ 17	.19%	.37%
90 days or more	1	2	.02	.05
Nonperforming	—	—	—	—
Total	$ 11	$ 19	.21%	.42%
Home Equity and Second Mortgages				
30-89 days	$ 162	$ 175	.90%	.93%
90 days or more	133	148	.73	.78
Nonperforming	40	36	.22	.19
Total	$ 335	$ 359	1.85%	1.90%
Other (b)				
30-89 days	$ 168	$ 212	.68%	.85%
90 days or more	50	66	.20	.26
Nonperforming	27	29	.11	.12
Total	$ 245	$ 307	.99%	1.23%

(a) Excludes $2.6 billion at December 31, 2011, and 2010, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest.
(b) Includes revolving credit, installment, automobile and student loans.

The following table provides information on delinquent and nonperforming consumer lending loans as a percent of ending loan balances, by channel:

At December 31	Consumer Finance 2011	Consumer Finance 2010	Other Consumer Lending 2011	Other Consumer Lending 2010
Residential Mortgages (a)				
30-89 days	1.87%	2.38%	.67%	.95%
90 days or more	1.71	2.26	.59	1.24
Nonperforming	2.50	2.99	1.35	1.52
Total	6.08%	7.63%	2.61%	3.71%
Credit Card				
30-89 days	–%	–%	1.37%	1.60%
90 days or more	—	—	1.36	1.86
Nonperforming	—	—	1.29	1.36
Total	–%	–%	4.02%	4.82%
Other Retail				
Retail Leasing				
30-89 days	–%	–%	.19%	.37%
90 days or more	—	—	.02	.05
Nonperforming	—	—	—	—
Total	–%	–%	.21%	.42%
Home Equity and Second Mortgages				
30-89 days	2.01%	1.98%	.73%	.76%
90 days or more	1.42	1.82	.63	.62
Nonperforming	.21	.20	.22	.19
Total	3.64%	4.00%	1.58%	1.57%
Other (b)				
30-89 days	4.92%	4.42%	.60%	.77%
90 days or more	.90	.68	.19	.25
Nonperforming	—	—	.11	.12
Total	5.82%	5.10%	.90%	1.14%

(a) Excludes loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest.
(b) Includes revolving credit, installment, automobile and student loans.

Within the consumer finance division at December 31, 2011, approximately $363 million and $63 million of these delinquent residential mortgages and home equity and other retail loans, respectively, were to customers that may be defined as sub-prime borrowers, compared with $412 million and $75 million, respectively, at December 31, 2010.

The following table provides summary delinquency information for covered loans:

At December 31 (Dollars in Millions)	Amount 2011	Amount 2010	As a Percent of Ending Loan Balances 2011	As a Percent of Ending Loan Balances 2010
30-89 days	$ 362	$ 757	2.45%	4.19%
90 days or more	910	1,090	6.15	6.04
Nonperforming	926	1,244	6.26	6.90
Total	$2,198	$3,091	14.86%	17.13%

Restructured Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

Troubled Debt Restructurings The Company continues to work with customers to modify loans for borrowers who are experiencing financial difficulties, including those acquired through FDIC-assisted acquisitions. Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company's loan classes. Commercial lending segment TDRs generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company participates in the U.S. Department of the Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. Loans that require a trial period arrangement are reported as TDRs when offered to a borrower.

Credit card and other retail loan modifications are generally part of distinct restructuring programs. The Company offers a workout program providing customers modification solutions over a specified time period, generally up to 60 months. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months.

Modifications to loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with modifications on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under the loss sharing agreements.

During 2011, the Company adopted new accounting guidance that provided clarification to the scope of determining whether loan modifications should be considered TDRs. The adoption of this guidance resulted in additional restructurings being considered TDRs, but did not have a material impact on the Company's allowance for credit losses.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs in limited circumstances to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. These short-term modifications made were not material.

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

At December 31, 2011 (Dollars in Millions)	Performing TDRs	As a Percent of Performing TDRs		Nonperforming TDRs	Total TDRs
		30-89 Days Past Due	90 Days or more Past Due		
Commercial	$ 345	4.1%	1.3%	$ 110(a)	$ 455
Commercial real estate	537	1.0	—	341(b)	878
Residential mortgages	2,002	6.3	5.7	169	2,171(d)
Credit card	360	11.3	9.7	224(c)	584
Other retail	121	9.4	7.2	27(c)	148(e)
TDRs, excluding GNMA and covered loans	3,365	5.9	4.8	871	4,236
Loans purchased from GNMA mortgage pools	1,265	12.1	27.5	—	1,265(f)
Covered loans	244	2.2	4.1	254	498
Total	$4,874	7.3%	10.7%	$1,125	$5,999

(a) Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b) Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c) Primarily represents loans with a modified rate equal to 0 percent.
(d) Includes $75 million of residential mortgage loans in trial period arrangements at December 31, 2011.
(e) Includes $3 million of home equity and second mortgage loans in trial period arrangements at December 31, 2011.
(f) Includes $207 million of Federal Housing Association and Department of Veterans Affairs residential mortgage loans in trial period arrangements at December 31, 2011.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms or those that have not met the performance period required to return to accrual status, other real estate and other nonperforming assets owned by the Company. Nonperforming assets are generally either originated by the Company or acquired under FDIC loss sharing agreements that substantially reduce the risk of credit losses to the Company. Interest payments collected from assets on nonaccrual status are typically applied against the principal balance and not recorded as income.

At December 31, 2011, total nonperforming assets were $3.8 billion, compared with $5.0 billion at December 31, 2010 and $5.9 billion at December 31, 2009. Excluding covered assets, nonperforming assets were $2.6 billion at December 31, 2011, compared with $3.4 billion at December 31, 2010 and $3.9 billion at December 31, 2009. The $777 million (23.2 percent) decrease in nonperforming assets, excluding covered assets, from December 31, 2010 to December 31, 2011, was primarily driven by reductions in construction and development nonperforming loans and by improvement in the other commercial and commercial mortgage portfolios. These decreases were partially offset by higher nonperforming residential mortgages as stress continued in the residential mortgage portfolios due to the decline in home values. Nonperforming covered assets at December 31, 2011 were $1.2 billion, compared with $1.7 billion at December 31, 2010 and $2.0 billion at December 31, 2009. These assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company. In addition, the majority of the nonperforming covered assets were considered credit-impaired at acquisition and recorded at their estimated fair value at acquisition. The ratio of total nonperforming assets to total loans and other real estate was 1.79 percent (1.32 percent excluding covered assets) at December 31, 2011, compared with 2.55 percent (1.87 percent excluding covered assets) at December 31, 2010 and 3.02 percent (2.25 percent excluding covered assets) at December 31, 2009.

Other real estate, excluding covered assets, was $404 million at December 31, 2011, compared with $511 million at December 31, 2010 and $437 million at December 31, 2009, and was related to foreclosed properties that previously secured loan balances.

TABLE 16 *Nonperforming Assets (a)*

At December 31 (Dollars in Millions)	2011	2010	2009	2008	2007
Commercial					
Commercial	$ 280	$ 519	$ 866	$ 290	$128
Lease financing	32	78	125	102	53
Total commercial	312	597	991	392	181
Commercial Real Estate					
Commercial mortgages	354	545	581	294	84
Construction and development	545	748	1,192	780	209
Total commercial real estate	899	1,293	1,773	1,074	293
Residential Mortgages (b)	650	636	467	210	54
Credit Card	224	228	142	67	14
Other Retail					
Retail leasing	—	—	—	—	—
Other	67	65	62	25	15
Total other retail	67	65	62	25	15
Total nonperforming loans, excluding covered loans	2,152	2,819	3,435	1,768	557
Covered Loans	926	1,244	1,350	369	—
Total nonperforming loans	3,078	4,063	4,785	2,137	557
Other Real Estate (c)(d)	404	511	437	190	111
Covered Other Real Estate (d)	274	453	653	274	—
Other Assets	18	21	32	23	22
Total nonperforming assets	$3,774	$5,048	$5,907	$2,624	$690
Total nonperforming assets, excluding covered assets	$2,574	$3,351	$3,904	$1,981	$690
Excluding covered assets:					
Accruing loans 90 days or more past due (b)	$ 843	$1,094	$1,525	$ 967	$584
Nonperforming loans to total loans	1.10%	1.57%	1.99%	1.02%	.36%
Nonperforming assets to total loans plus other real estate (c)	1.32%	1.87%	2.25%	1.14%	.45%
Including covered assets:					
Accruing loans 90 days or more past due (b)	$1,753	$2,184	$2,309	$1,554	$584
Nonperforming loans to total loans	1.47%	2.06%	2.46%	1.16%	.36%
Nonperforming assets to total loans plus other real estate (c)	1.79%	2.55%	3.02%	1.42%	.45%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Credit Card, Other Retail and Residential Mortgages (f)	Covered Assets	Total
Balance December 31, 2010	$ 2,204	$1,147	$ 1,697	$ 5,048
Additions to nonperforming assets				
New nonaccrual loans and foreclosed properties	1,514	750	626	2,890
Advances on loans	68	—	5	73
Total additions	1,582	750	631	2,963
Reductions in nonperforming assets				
Paydowns, payoffs	(677)	(332)	(453)	(1,462)
Net sales	(463)	(70)	(385)	(918)
Return to performing status	(246)	(91)	(291)	(628)
Net charge-offs (e)	(925)	(305)	1	(1,229)
Total reductions	(2,311)	(798)	(1,128)	(4,237)
Net additions to (reductions in) nonperforming assets	(729)	(48)	(497)	(1,274)
Balance December 31, 2011	$ 1,475	$1,099	$ 1,200	$ 3,774

(a) Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.

(b) Excludes $2.6 billion, $2.6 billion, $2.2 billion, $1.1 billion and $.6 billion at December 31, 2011, 2010, 2009, 2008 and 2007, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(c) Foreclosured GNMA loans of $692 million, $575 million, $359 million, $209 million and $102 million at December 31, 2011, 2010, 2009, 2008 and 2007, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(d) Includes equity investments in entities whose principal assets are other real estate owned.

(e) Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

(f) Residential mortgage information excludes changes related to residential mortgages serviced by others.

TABLE 17 *Net Charge-Offs as a Percent of Average Loans Outstanding*

Year Ended December 31	2011	2010	2009	2008	2007
Commercial					
Commercial	.76%	1.80%	1.60%	.53%	.24%
Lease financing	.96	1.47	2.82	1.36	.61
Total commercial	.79	1.76	1.75	.63	.29
Commercial Real Estate					
Commercial mortgages	.73	1.23	.42	.15	.06
Construction and development	4.20	6.32	5.35	1.48	.11
Total commercial real estate	1.40	2.47	1.82	.55	.08
Residential Mortgages	1.45	1.97	2.00	1.01	.28
Credit Card (a)	5.19	7.32	6.90	4.73	3.34
Other Retail					
Retail leasing	—	.27	.74	.65	.25
Home equity and second mortgages	1.66	1.72	1.75	1.01	.46
Other	1.20	1.68	1.85	1.39	.96
Total other retail	1.25	1.56	1.69	1.15	.64
Total loans, excluding covered loans	1.53	2.41	2.23	1.10	.54
Covered Loans	.07	.09	.09	.38	—
Total loans	1.41%	2.17%	2.08%	1.10%	.54%

(a) Net charge-off as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 5.36 percent, 7.99 percent and 7.14 percent for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table provides an analysis of OREO, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31, (Dollars in Millions)	Amount 2011	Amount 2010	As a Percent of Ending Loan Balances 2011	As a Percent of Ending Loan Balances 2010
Residential				
Minnesota	$ 22	$ 28	.39%	.53%
California	16	21	.22	.34
Illinois	10	16	.31	.57
Colorado	10	9	.27	.27
Missouri	7	10	.26	.39
All other states	86	134	.26	.46
Total residential	151	218	.27	.44
Commercial				
Nevada	44	58	3.13	3.93
California	26	23	.18	.18
Connecticut	25	—	4.78	—
Ohio	18	20	.38	.48
Arizona	16	14	1.41	1.50
All other states	124	178	.18	.28
Total commercial	253	293	.27	.35
Total OREO	$404	$511	.21%	.29%

Analysis of Loan Net Charge-Offs Total loan net charge-offs were $2.8 billion in 2011, compared with $4.2 billion in 2010 and $3.9 billion in 2009. The ratio of total loan net charge-offs to average loans was 1.41 percent in 2011, compared with 2.17 percent in 2010 and 2.08 percent in 2009. The decrease in total net charge-offs in 2011, compared with 2010, was principally due to stabilizing economic conditions. Total net charge-offs peaked for the Company in the first quarter of 2010 and have trended lower since.

Commercial and commercial real estate loan net charge-offs for 2011 were $904 million (1.04 percent of average loans outstanding), compared with $1.7 billion (2.06 percent of average loans outstanding) in 2010 and $1.5 billion (1.78 percent of average loans outstanding) in 2009. The decrease in net charge-offs in 2011, compared with 2010, reflected the impact of efforts to resolve and reduce exposure to problem assets in the Company's commercial real estate portfolios and improvement in the other commercial portfolios due to the stabilizing economy. The increase in net charge-offs in 2010, compared with 2009, reflected the weakening economy and rising unemployment throughout most of 2009, which affected the residential housing markets, including homebuilding and related industries, commercial real estate properties and other commercial loans.

Residential mortgage loan net charge-offs for 2011 were $489 million (1.45 percent of average loans outstanding), compared with $546 million (1.97 percent of average loans outstanding) in 2010 and $489 million (2.00 percent of average loans outstanding) in 2009. Credit card loan net charge-offs for 2011 were $834 million (5.19 percent of average loans outstanding), compared with $1.2 billion (7.32 percent of average loans outstanding) in 2010 and $1.0 billion (6.90 percent of average loans outstanding) in

2009. Other retail loan net charge-offs for 2011 were $604 million (1.25 percent of average loans outstanding), compared with $745 million (1.56 percent of average loans outstanding) in 2010 and $797 million (1.69 percent of average loans outstanding) in 2009. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2011, compared with 2010, reflected the impact of more stable economic conditions. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2010, compared with 2009, reflected the adverse impact of economic conditions on consumers, as higher unemployment levels increased losses in the prime-based residential mortgage and credit card portfolios.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding managed by the consumer finance division, compared with other consumer lending loans:

Year Ended December 31 (Dollars in Millions)	Average Loans 2011	Average Loans 2010	Percent of Average Loans 2011	Percent of Average Loans 2010
Consumer Finance				
Residential mortgages	$12,302	$10,739	2.77%	3.63%
Home equity and second mortgages	2,457	2,479	4.27	5.28
Other	517	603	3.48	3.65
Other Consumer Lending				
Residential mortgages	$21,409	$16,965	.69%	.92%
Home equity and second mortgages	16,098	16,806	1.26	1.19
Other	24,199	23,393	1.15	1.62
Total Company				
Residential mortgages	$33,711	$27,704	1.45%	1.97%
Home equity and second mortgages	18,555	19,285	1.66	1.72
Other (a)	24,716	23,996	1.20	1.68

(a) Includes revolving credit, installment, automobile and student loans.

The following table provides further information on net charge-offs as a percent of average loans outstanding for the consumer finance division:

Year Ended December 31 (Dollars in Millions)	Average Loans 2011	Average Loans 2010	Percent of Average Loans 2011	Percent of Average Loans 2010
Residential mortgages				
Sub-prime borrowers ...	$ 1,975	$ 2,300	6.18%	6.39%
Other borrowers	10,327	8,439	2.12	2.88
Total	$12,302	$10,739	2.77%	3.63%
Home equity and second mortgages				
Sub-prime borrowers ...	$ 491	$ 575	9.16%	10.26%
Other borrowers	1,966	1,904	3.05	3.78
Total	$ 2,457	$ 2,479	4.27%	5.28%

Analysis and Determination of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company's analysis of credit losses and reported reserve ratios.

At December 31, 2011, the allowance for credit losses was $5.0 billion (2.39 percent of total loans and 2.52 percent of loans excluding covered loans), compared with an allowance of $5.5 billion (2.81 percent of total loans and 3.03 percent of loans excluding covered loans) at December 31, 2010. The ratio of the allowance for credit losses to nonperforming loans was 163 percent (228 percent excluding covered loans) at December 31, 2011, compared with 136 percent (192 percent excluding covered loans) at December 31, 2010. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2011, was 176 percent, compared with 132 percent at December 31, 2010, as net charge-offs continue to decline due to stabilizing economic conditions. Management determined the allowance for credit losses was appropriate at December 31, 2011.

TABLE 18 *Summary of Allowance for Credit Losses*

(Dollars in Millions)	2011	2010	2009	2008	2007
Balance at beginning of year	$5,531	$5,264	$3,639	$2,260	$2,256
Charge-Offs					
Commercial					
Commercial	423	784	769	282	154
Lease financing	93	134	227	113	63
Total commercial	516	918	996	395	217
Commercial real estate					
Commercial mortgages	231	333	103	34	16
Construction and development	312	538	516	139	10
Total commercial real estate	543	871	619	173	26
Residential mortgages	502	554	493	236	63
Credit card	922	1,270	1,093	630	389
Other retail					
Retail leasing	10	25	47	41	23
Home equity and second mortgages	327	348	347	185	82
Other	396	490	504	344	232
Total other retail	733	863	898	570	337
Covered loans (a)	13	20	12	5	—
Total charge-offs	3,229	4,496	4,111	2,009	1,032
Recoveries					
Commercial					
Commercial	74	48	30	27	52
Lease financing	36	43	40	26	28
Total commercial	110	91	70	53	80
Commercial real estate					
Commercial mortgages	22	13	2	1	4
Construction and development	23	13	3	—	—
Total commercial real estate	45	26	5	1	4
Residential mortgages	13	8	4	2	2
Credit card	88	70	62	65	69
Other retail					
Retail leasing	10	13	11	6	7
Home equity and second mortgages	19	17	9	7	8
Other	100	88	81	56	70
Total other retail	129	118	101	69	85
Covered loans (a)	1	2	1	—	—
Total recoveries	386	315	243	190	240
Net Charge-Offs					
Commercial					
Commercial	349	736	739	255	102
Lease financing	57	91	187	87	35
Total commercial	406	827	926	342	137
Commercial real estate					
Commercial mortgages	209	320	101	33	12
Construction and development	289	525	513	139	10
Total commercial real estate	498	845	614	172	22
Residential mortgages	489	546	489	234	61
Credit card	834	1,200	1,031	565	320
Other retail					
Retail leasing	—	12	36	35	16
Home equity and second mortgages	308	331	338	178	74
Other	296	402	423	288	162
Total other retail	604	745	797	501	252
Covered loans (a)	12	18	11	5	—
Total net charge-offs	2,843	4,181	3,868	1,819	792
Provision for credit losses	2,343	4,356	5,557	3,096	792
Net change for credit losses to be reimbursed by the FDIC	(17)	92	—	—	—
Acquisitions and other changes	—	—	(64)	102	4
Balance at end of year	$5,014	$5,531	$5,264	$3,639	$2,260
Components					
Allowance for loan losses, excluding losses to be reimbursed by the FDIC	$4,678	$5,218	$5,079	$3,514	$2,058
Allowance for credit losses to be reimbursed by the FDIC	75	92	—	—	—
Liability for unfunded credit commitments	261	221	185	125	202
Total allowance for credit losses	$5,014	$5,531	$5,264	$3,639	$2,260
Allowance for Credit Losses as a Percentage of					
Period-end loans, excluding covered loans	2.52%	3.03%	3.04%	2.09%	1.47%
Nonperforming loans, excluding covered loans	228	192	153	206	406
Nonperforming assets, excluding covered assets	191	162	135	184	328
Net charge-offs, excluding covered loans	174	130	136	201	285
Period-end loans	2.39%	2.81%	2.70%	1.97%	1.47%
Nonperforming loans	163	136	110	170	406
Nonperforming assets	133	110	89	139	328
Net charge-offs	176	132	136	200	285

Note: At December 31, 2011 and 2010, $1.8 billion and $2.2 billion, respectively, of the total allowance for credit losses related to incurred losses on credit card and other retail loans.

(a) Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.

TABLE 19 *Elements of the Allowance for Credit Losses*

	Allowance Amount					Allowance as a Percent of Loans				
At December 31 (Dollars in Millions)	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Commercial										
Commercial	$ 929	$ 992	$1,026	$ 782	$ 860	1.83%	2.35%	2.43%	1.57%	1.92%
Lease financing	81	112	182	208	146	1.37	1.83	2.78	3.03	2.34
Total commercial	1,010	1,104	1,208	990	1,006	1.78	2.28	2.48	1.75	1.97
Commercial Real Estate										
Commercial mortgages	850	929	548	258	150	2.87	3.41	2.17	1.10	.74
Construction and development	304	362	453	191	108	4.91	4.86	5.16	1.95	1.19
Total commercial real estate	1,154	1,291	1,001	449	258	3.22	3.72	2.94	1.35	.88
Residential Mortgages	927	820	672	524	131	2.50	2.67	2.58	2.22	.58
Credit Card	992	1,395	1,495	926	487	5.71	8.30	8.89	6.85	4.45
Other Retail										
Retail leasing	12	11	30	49	17	.23	.24	.66	.96	.28
Home equity and second mortgages	536	411	374	255	114	2.96	2.17	1.92	1.33	.69
Other	283	385	467	372	247	1.14	1.55	2.02	1.65	1.42
Total other retail	831	807	871	676	378	1.73	1.67	1.85	1.44	.95
Covered Loans	100	114	17	74	—	.68	.63	.08	.66	—
Total allowance	$5,014	$5,531	$5,264	$3,639	$2,260	2.39%	2.81%	2.70%	1.97%	1.47%

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses an 11 year period of historical losses in considering actual loss experience. This timeframe and the results of the analysis are evaluated quarterly to determine the appropriateness. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans, was $2.2 billion at December 31, 2011, compared with $2.4 billion at December 31, 2010. The decrease in the allowance for commercial lending segment loans of $231 million at December 31, 2011, compared with December 31, 2010, reflected the impact of efforts by the Company to resolve and reduce exposure to problem assets in the commercial real estate portfolios and improvement in other commercial portfolios due to the stabilizing economy.

The allowance recorded for purchased impaired and TDR loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and historical losses, adjusted for current trends.

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2011, the Company serviced the first lien on 29 percent of the home equity loans and lines in a junior lien position and receives information from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry when the second lien is current. As a result, at December 31, 2011, the Company had information on the status of the first liens related to approximately 65 percent of the home equity loans and lines in a junior lien position. The Company uses this information to estimate the first lien status on the remainder of the portfolio. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. At December 31, 2011, the Company knew the related first lien was delinquent or modified on $299 million of the home equity loans and lines in a junior lien position or 1.6 percent of the total home equity portfolio. Based on this information, the Company estimated $459 million or 2.5 percent of the total home equity portfolio at December 31, 2011, represented junior liens where the first lien was delinquent or modified. The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company to establish loss estimates for junior liens and lines when they are current. The Company applies this estimate to the remaining portfolio of junior lien loans and lines where the first lien is serviced by others. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 1.9 percent for the year ended December 31, 2011), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In periods of economic stress such as the current environment, the Company has experienced loss severity rates in excess of 90 percent for junior liens that default. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company's loss estimates. The allowance established for consumer lending segment loans was $2.8 billion at December 31, 2011, compared with $3.0 billion at December 31, 2010. The $272 million decrease in the allowance for consumer lending segment loans at December 31, 2011, compared with December 31, 2010, reflected the impact of more stable economic conditions.

The allowance for covered segment loans is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered segment loans considers the indemnification provided by the FDIC. The allowance established for covered segment loans was $100 million at December 31, 2011, compared with $114 million at December 31, 2010 and principally reflected anticipated credit losses to be reimbursed by the FDIC.

In addition, the evaluation of the appropriate allowance for credit losses for purchased non-impaired loans acquired after January 1, 2009, in the various loan segments considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses is recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the FDIC, exceeds any remaining credit discounts. The evaluation of the appropriate allowance for credit losses for purchased impaired loans in the various loan segments considers the expected cash flows to be collected from the borrower. These loans are initially recorded at fair value and therefore no allowance for credit losses is recorded at the purchase date. Subsequent to the purchase date, the expected cash flows of the impaired loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses.

The Company's methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each of the above loan segments. Table 19 shows the amount of the allowance for credit losses by loan segment, class and underlying portfolio category.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the "Credit Risk Management" section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $3.4 billion of retail leasing residuals at December 31, 2011, compared with $2.9 billion at December 31, 2010. The Company monitors concentrations of leases by manufacturer and vehicle "make and model." As of December 31, 2011, vehicle lease residuals related to sport utility vehicles were 53.1 percent of the portfolio, while upscale and mid-range vehicle classes represented approximately 17.2 percent and 16.6 percent of the portfolio, respectively. At year-end 2011, the largest vehicle-type concentration represented 7.0 percent of the aggregate residual value of the vehicles in the portfolio.

Because retail residual valuations tend to be less volatile for longer-term leases, relative to the estimated residual at inception of the lease, the Company actively manages lease origination production to achieve a longer-term portfolio. At December 31, 2011, the weighted-average origination term of the portfolio was 42 months, compared with 44 months at December 31, 2010. Since the beginning of 2009, used vehicle prices have increased substantially as sales of new vehicles were affected by the financial condition of the automobile manufacturers, various government programs and involvement with the manufacturers, and consumers preference for used, instead of new, vehicles due to uncertainty about the economy.

At December 31, 2011, the commercial leasing portfolio had $620 million of residuals, compared with $661 million at December 31, 2010. At year-end 2011, lease residuals related to trucks and other transportation equipment were 32.3 percent of the total residual portfolio. Business and office equipment represented 22.6 percent of the aggregate portfolio, while railcars represented 12.9 percent. No other concentrations of more than 10 percent existed at December 31, 2011.

Operational Risk Management Operational risk represents the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of internal controls and in data security, compliance requirements, and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company's objectives. In the event of a breakdown in the internal control system, unauthorized access or improper operation of systems, or improper employees' actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Risk Management Committee of the Company's Board of Directors provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Management Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data. Business managers ensure the controls are appropriate and are implemented as designed.

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company's internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk related reporting to the Risk Management Committee of the Board of Directors.

Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 22 of the Notes to Consolidated Financial Statements for further discussion on merchant processing. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data centers supporting customer applications and business operations.

While the Company believes it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee ("ALCO") and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company's assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point ("bps") upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 bps as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management's outlook and re-pricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by the ALCO monthly and are used to guide asset/liability management strategies.

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2011 and 2010, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company's assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 2.0 percent decrease in the market value of equity at December 31, 2011, compared with a 3.6 percent decrease at December 31, 2010. A 200 bps decrease, where possible given current rates, would have resulted in a 6.4 percent decrease in the market value of equity at December 31, 2011, compared with a 5.2 percent decrease at December 31, 2010.

The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management's expectation of rate behavior. Mortgage prepayment assumptions are based on many key variables, including current and projected interest rates compared with underlying contractual rates, the time since origination and period to next reset date if floating rate loans, and other factors including housing price indices and geography, which are updated regularly based on historical experience and forward market expectations. The balance and pricing assumptions of deposits that have no stated maturity are based on historical performance, the competitive environment, customer behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Sensitivity of Net Interest Income

	December 31, 2011				December 31, 2010			
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income ...	*	1.57%	*	1.92%	*	1.64%	*	3.14%

* *Given the current level of interest rates, a downward rate scenario can not be computed.*

Use of Derivatives to Manage Interest Rate and Other Risks To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations ("asset and liability management positions"), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

- To convert fixed-rate debt from fixed-rate payments to floating-rate payments;
- To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;
- To mitigate changes in value of the Company's mortgage origination pipeline, funded mortgage loans held for sale and MSRs; and
- To mitigate remeasurement volatility of foreign currency denominated balances.

To manage these risks, the Company may enter into exchange-traded and over-the-counter derivative contracts, including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to support the business requirements of its customers ("customer-related positions"). The Company minimizes the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy to-be-announced securities ("TBAs") to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2011, the Company had $14.6 billion of forward commitments to sell, hedging $6.9 billion of mortgage loans held for sale and $12.9 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities, and the Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, entering into master netting agreements where possible with its counterparties, requiring collateral agreements with credit-rating thresholds and, in certain cases, transferring the counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements.

For additional information on derivatives and hedging activities, refer to Note 20 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers' strategies to manage their own foreign currency, interest rate risk and funding activities. The ALCO established the Market Risk Committee ("MRC"), which oversees market risk management. The MRC monitors and reviews the Company's trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company also manages market risk of non-trading business activities, including its MSRs and certain mortgage loans held for sale. The Company uses a Value at Risk ("VaR") approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect its investment grade bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business. On average, the Company expects the one-day VaR to be exceeded two to three times per year in each business. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The average, high and low VaR amounts for 2011 were $2 million, $4 million and $1 million, respectively, compared with $2 million, $5 million and $1 million, respectively, for 2010. There have been no incidents where the actual trading losses exceeded the bank-wide one-day VaR during 2011 and 2010.

Liquidity Risk Management The Company's liquidity risk management process is designed to identify, measure, and manage the Company's funding and liquidity risk to meet its daily funding needs and to address expected and unexpected changes in its funding requirements. The Company engages in various activities to manage its liquidity risk. These include diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity if needed. In addition, the Company's profitable operations, sound credit quality and strong capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets.

The Risk Management Committee of the Company's Board of Directors oversees the Company's liquidity risk management process and approves the Company's liquidity policy and contingency funding plan. The ALCO reviews and approves the Company's liquidity policies and guidelines, and regularly assesses the Company's ability to meet funding requirements arising from adverse company-specific or market events.

The Company's liquidity policies require it to maintain diversified wholesale funding sources to avoid maturity, name and market concentrations. The Company operates a Grand Cayman branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and maintains contingency plans consistent with the Company's access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on- and off-balance sheet funding sources. These include cash at the Federal Reserve, unencumbered liquid assets, such as U.S. Treasury and government agency mortgage-backed securities, and capacity to borrow at the Federal Home Loan Bank ("FHLB") and the Federal Reserve Discount Window. Unencumbered liquid assets in the Company's available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company's ability to sell the securities or pledge and borrow against them. At December 31, 2011, unencumbered available-for-sale and held-to-maturity investment securities totaled $48.7 billion, compared with $22.6 billion at December 31, 2010. Refer to Table 13 and "Balance Sheet Analysis" for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company's ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2011, the Company could have borrowed an additional $56.4 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

The Company's diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company's reliance on the wholesale markets. Total deposits were $230.9 billion at December 31, 2011, compared with $204.3 billion at December 31, 2010,

TABLE 20 ***Debt Ratings***

	Moody's	Standard & Poor's	Fitch	Dominion Bond Rating Service
U.S. Bancorp				
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	Aa3	A	AA-	AA
Subordinated debt	A1	A-	A+	AA (low)
Preferred stock	A3	BBB+	A	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association				
Short-term time deposits	P-1	A-1	F1+	R-1 (high)
Long-term time deposits	Aa2	A+	AA	AA (high)
Bank notes	Aa2/P-1	A+/A-1	AA-/F1+	AA (high)
Subordinated debt	Aa3	A	A+	AA
Senior unsecured debt	Aa2	A+	AA-	AA (high)
Commercial paper	P-1	A-1	F1+	R-1 (high)

reflecting organic growth in core deposits and acquired balances. Refer to Table 14 and "Balance Sheet Analysis" for further information on deposit trends.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $32.0 billion at December 31, 2011, and is an important funding source because of its multi-year lending structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company's long-term debt issuances and "Balance Sheet Analysis" for discussion on long-term debt trends. Short-term borrowings were $30.5 billion at December 31, 2011, and supplement the Company's other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and "Balance Sheet Analysis" for information on the terms and trends of the Company's short-term borrowings.

The Company's ability to raise negotiated funding at competitive prices is influenced by rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Table 20 details the rating agencies' most recent assessments.

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company's liquidity. The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities. The Company maintains sufficient funding to meet expected parent company obligations, without access to the wholesale funding markets or dividends from subsidiaries, for 12 months when forecasted payments of common stock dividends are included and 24 months assuming dividends were reduced to zero. The parent company currently has available funds considerably greater than the amounts required to satisfy these conditions.

Under United States Securities and Exchange Commission rules, the parent company is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance capacity. "Well-known seasoned issuers" generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company's ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company's Board of Directors and/or the ALCO policy.

At December 31, 2011, parent company long-term debt outstanding was $14.6 billion, compared with $13.0 billion at December 31, 2010. The $1.6 billion increase was primarily due to $2.3 billion of medium-term note issuances, partially offset by $.6 billion of junior subordinated debenture extinguishments. At December 31, 2011, there was $2.7 billion of parent company debt scheduled to mature in 2012. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $6.6 billion at December 31, 2011. For further information, see Note 23 of the Notes to Consolidated Financial Statements.

TABLE 21 Contractual Obligations

	Payments Due By Period				
At December 31, 2011 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)					
Long-term debt (b)	$ 7,046	$ 7,496	$ 7,057	$10,354	$31,953
Operating leases	222	374	248	443	1,287
Purchase obligations	236	294	74	15	619
Benefit obligations (c)	38	79	81	202	400
Time deposits	28,688	9,061	4,664	88	42,501
Contractual interest payments (d)	5,136	1,848	1,033	8,004	16,021
Total	$41,366	$19,152	$13,157	$19,106	$92,781

(a) Unrecognized tax positions of $479 million at December 31, 2011, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b) Includes obligations under capital leases.
(c) Amounts only include obligations related to the unfunded non-qualified pension plans and post-retirement medical plan.
(d) Includes accrued interest and future contractual interest obligations.

European Exposures Certain European countries have recently experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, however the Company may have indirect exposure to sovereign debt through its investments in and transactions with European banks. At December 31, 2011, the Company had investments in perpetual preferred stock issued by European banks with amortized cost totaling $169 million and unrealized losses totaling $48 million. The Company also transacts with various European banks as counterparties to interest rate swaps and foreign currency transactions for its hedging and customer-related activities, however none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivative transactions are subject to master netting and collateral support agreements which significantly limit the Company's exposure to loss as they generally require daily posting of collateral. At December 31, 2011, the Company was in a net payable position to each of these European banks.

The Company has not bought or sold credit protection on the debt of any European country or any company domiciled in Europe, nor does it provide retail or commercial lending services in Europe. However, it does provide financing to domestic multinational corporations that generate revenue from customers in European countries. While an economic downturn in Europe could have a negative impact on these customers' revenues, it is unlikely that any effect on the overall credit worthiness of these multinational corporations would be material to the Company. The Company also provides merchant processing services directly to merchants in Europe and through banking affiliations in Europe. The direct exposure to European banks or governments through this business is not material to the Company.

The money market funds managed by an affiliate of the Company do not have any investments in European sovereign debt. Other than an investment in a bank domiciled in the Netherlands, those funds also do not have any unsecured investments in banks domiciled in the Eurozone.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support. The Company has not utilized private label asset securitizations as a source of funding.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company's commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company's exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2011 were $194.1 billion. The Company also issues various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2011 were $19.6 billion. For more information on the Company's commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company's off-balance sheet arrangements with unconsolidated entities primarily consist of community-based tax-advantaged investments in affordable housing or business development entities that provide capital for communities located in low-income districts and for historic rehabilitation projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits. The entities in which the Company invests are generally considered variable interest entities. The Company's recorded investment in these entities as of December 31, 2011 was approximately $1.8 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered variable interest entities. The Company's recorded investment in these entities was approximately $47 million at December 31, 2011 and the Company had unfunded commitments to invest an additional $16 million. For more information on the Company's interests in unconsolidated variable interest entities, refer to Note 8 in the Notes to Consolidated Financial Statements.

Guarantees are contingent commitments issued by the Company to customers or other third parties requiring the Company to perform if certain conditions exist or upon the occurrence or nonoccurrence of a specified event, such as a scheduled payment to be made under contract. The Company's primary guarantees include commitments from securities lending activities in which indemnifications are provided to customers; indemnification or buy-back provisions related to sales of loans and tax credit investments; merchant charge-back guarantees through the Company's involvement in providing merchant processing services; and minimum revenue guarantee arrangements. For certain guarantees, the Company may have access to collateral to support the guarantee, or through the exercise of other recourse provisions, be able to offset some or all of any payments made under these guarantees.

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc., MasterCard International, the Company and several other Visa U.S.A. Inc. member banks (the "Visa Litigation"). The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 22 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. To achieve these capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

The Company repurchased approximately 22 million shares of its common stock in 2011, compared with approximately 1 million shares in 2010. The average price paid for the shares repurchased in 2011 was $24.71 per share, compared with $23.88 per share in 2010. As of December 31, 2011, the Company had approximately 29 million shares that may yet be purchased under the current Board of Directors approved authorization. For a more complete analysis of activities impacting shareholders' equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders' equity was $34.0 billion at December 31, 2011, compared with $29.5 billion at December 31, 2010. The increase was primarily the result of corporate earnings, the issuance of $.7 billion of non-cumulative perpetual preferred stock to extinguish certain junior subordinated debentures and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income, partially offset by dividends and common share repurchases.

Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the "well-capitalized" threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized each of the Company's banks as "well-capitalized", under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of any covered subsidiary banks.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development,

TABLE 22 *Regulatory Capital Ratios*

At December 31 (Dollars in Millions)	2011	2010
U.S. Bancorp		
Tier 1 capital	$29,173	$25,947
As a percent of risk-weighted assets	10.8%	10.5%
As a percent of adjusted quarterly average assets (leverage ratio)	9.1%	9.1%
Total risk-based capital	$36,067	$33,033
As a percent of risk-weighted assets	13.3%	13.3%
Bank Subsidiaries		
U.S. Bank National Association		
Tier 1 capital	9.6%	9.0%
Total risk-based capital	12.5	12.4
Leverage	8.1	7.7
U.S. Bank National Association ND		
Tier 1 capital	13.4%	14.1%
Total risk-based capital	16.4	17.2
Leverage	12.9	13.7
Bank Regulatory Capital Requirements	Minimum	Well-Capitalized
Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

TABLE 23 *Fourth Quarter Results*

(Dollars and Shares in Millions, Except Per Share Data)	Three Months Ended December 31, 2011	2010
Condensed Income Statement		
Net interest income (taxable-equivalent basis) (a)	$2,673	$2,499
Noninterest income	2,440	2,236
Securities gains (losses), net	(9)	(14)
Total net revenue	5,104	4,721
Noninterest expense	2,696	2,485
Provision for credit losses	497	912
Income before taxes	1,911	1,324
Taxable-equivalent adjustment	56	53
Applicable income taxes	527	315
Net income	1,328	956
Net (income) loss attributable to noncontrolling interests	22	18
Net income attributable to U.S. Bancorp	$1,350	$ 974
Net income applicable to U.S. Bancorp common shareholders	$1,314	$ 951
Per Common Share		
Earnings per share	$ .69	$ .50
Diluted earnings per share	$ .69	$ .49
Dividends declared per share	$ .125	$ .050
Average common shares outstanding	1,904	1,914
Average diluted common shares outstanding	1,911	1,922
Financial Ratios		
Return on average assets	1.62%	1.31%
Return on average common equity	16.8	13.7
Net interest margin (taxable-equivalent basis) (a)	3.60	3.83
Efficiency ratio	52.7	52.5

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2011, U.S. Bank National Association met these requirements.

Table 22 provides a summary of capital ratios as of December 31, 2011 and 2010, including Tier 1 and total risk-based capital ratios, as defined by the regulatory agencies.

The Company believes certain capital ratios in addition to regulatory capital ratios are useful in evaluating its capital adequacy. The Company's Tier 1 common equity (using Basel I definition) and tangible common equity, as a percent of risk-weighted assets, were 8.6 percent and 8.1 percent, respectively, at December 31, 2011, compared with 7.8 percent and 7.2 percent, respectively, at December 31, 2010. The Company's tangible common equity divided by tangible assets was 6.6 percent at December 31, 2011, compared with 6.0 percent at December 31, 2010. Additionally, the Company's Tier 1 common as a percent of risk-weighted assets, under the anticipated Basel III definition as if fully implemented, was 8.2 percent at December 31, 2011, compared with 7.3 percent at December 31, 2010. Refer to "Non-GAAP Financial Measures" for further information regarding the calculation of these ratios.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.4 billion for the fourth quarter of 2011, or $.69 per diluted common share, compared with $974 million, or $.49 per diluted common share, for the fourth quarter of 2010. Return on average assets and return on average common equity were 1.62 percent and 16.8 percent, respectively, for the fourth quarter of 2011, compared with returns of 1.31 percent and 13.7 percent, respectively, for the fourth quarter of 2010. Significant items in the fourth quarter 2011 that impact the comparison of results included the $263 million merchant settlement gain, the $130 million expense accrual related to mortgage servicing matters, a provision for credit losses less than net charge-offs by $125 million and net securities losses of $9 million. Included in the fourth quarter 2010 results were the $103 million ($41 million after tax) Nuveen gain, a provision for credit losses less than net charge-offs by $25 million and net securities losses of $14 million.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2011, was $383 million (8.1 percent) higher than the fourth quarter of 2010, reflecting a 7.0 percent increase in net interest income and a 9.4 percent increase in total noninterest income. The increase in net interest income from 2010 was largely the result of an increase in average earning assets and continued growth in lower cost core deposit funding. Noninterest income increased over a year ago, primarily due to higher mortgage banking revenue, deposit service charges, merchant processing revenue, commercial products revenue and the impact of the merchant settlement gain, partially offset by a reduction in debit card interchange fees as a result of recent legislation.

Fourth quarter 2011 net interest income, on a taxable-equivalent basis, was $2.7 billion, compared with $2.5 billion in the fourth quarter of 2010. The $174 million (7.0 percent) increase was principally the result of growth in average earning assets and lower cost core deposit funding. Average earning assets for the fourth quarter of 2011 increased over the fourth quarter of 2010 by $35.3 billion (13.6 percent), driven by increases of $19.0 billion (38.2 percent) in investment securities, $11.6 billion (5.9 percent) in loans and $6.3 billion (95.4 percent) in other earning assets, which primarily reflected an increase in cash balances held at the Federal Reserve. The net interest margin in the fourth quarter of 2011 was 3.60 percent, compared with 3.83 percent in the fourth quarter of 2010, reflecting higher planned balances in investment securities held for liquidity purposes and growth in cash balances held at the Federal Reserve.

Noninterest income in the fourth quarter of 2011 was $2.4 billion, compared with $2.2 billion in the same period of 2010, an increase of $209 million (9.4 percent). The increase was primarily due to a $151 million (51.2 percent) increase in other income, which was higher due to the merchant settlement gain, partially offset by the impact of the Nuveen gain recorded in the fourth quarter of 2010. Deposit service charges increased $27 million (18.8 percent), reflecting product redesign initiatives, as well as higher transaction volume and account growth. Commercial products revenue was $12 million (5.8 percent) higher, a result of higher syndication fees and other commercial loan fees. Mortgage banking revenue increased $53 million (21.2 percent) over the fourth quarter of 2010, principally due to higher origination and sales revenue. Offsetting these positive variances was a $9 million (1.1 percent) decrease in payments-related revenue as an increase in merchant processing revenue, primarily due to increased volume, new business initiatives including new fees for required tax reporting, legislative-mitigation efforts and the reversal of an accrual for a revenue sharing agreement termination, was more than offset by a decline in credit and debit card revenue due to the impact of legislative-related changes to debit card interchange fees. Trust and investment management fees decreased $37 million (13.1 percent), primarily due to the sale of the Company's proprietary long-term mutual fund business to Nuveen Investments at the end of the fourth quarter of 2010 and money market investment fee waivers. This decline was partially offset by the positive impact of the securitization trust administration acquisition in the fourth quarter of 2010 and improved market conditions.

Noninterest expense was $2.7 billion in the fourth quarter of 2011, an increase of $211 million (8.5 percent) over the fourth quarter of 2010. The increase was principally due to the $130 million accrual for mortgage servicing matters in other expense, as well as increased compensation, employee benefits, net occupancy and equipment expense, and professional services expense, partially offset by decreases in other intangibles expense. Compensation and employee benefits expense increased $58 million (5.8 percent) and $31 million (18.1 percent), respectively. Compensation expense increased primarily as a result of an increase in staffing related to branch expansion and other business initiatives, in addition to merit increases. Employee benefits expense increased due to higher pension costs and the impact of additional staffing. Net occupancy and equipment expense increased $12 million (5.1 percent), largely due to business expansion and technology initiatives. Professional services expense was $34 million (35.1 percent) higher due to mortgage servicing-related projects. These increases were partially offset by a decrease in other intangibles expense of $15 million (16.9 percent), due to the reduction or completion of the amortization of certain intangibles, and lower costs related to insurance and litigation.

The provision for credit losses for the fourth quarter of 2011 was $497 million, a decrease of $415 million (45.5 percent) from the same period of 2010. Net charge-offs decreased $315 million (33.6 percent) in the fourth quarter of 2011, compared with the fourth quarter of 2010, principally due to improvement in the commercial, commercial real estate and credit card portfolios. The provision for credit losses was lower than net charge-offs by $125 million in the fourth quarter of 2011, compared with $25 million in the fourth quarter of 2010. Given the current economic conditions, the Company expects the level of net charge-offs to decrease modestly and the level of nonperforming assets to trend lower in the first quarter of 2012.

The provision for income taxes for the fourth quarter of 2011 resulted in an effective tax rate of 28.4 percent, compared with an effective tax rate of 24.8 percent in the fourth quarter of 2010. The increase in the effective rate for the fourth quarter of 2011, compared with the same period of the prior year, principally reflected the marginal impact of higher pre-tax earnings year-over-year.

Line of Business Financial Review

The Company's major lines of business are Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking, Wealth Management and Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment's financial results in a manner similar to the consolidated financial statements.

TABLE 24 *Line of Business Financial Performance*

Year Ended December 31 (Dollars in Millions)	Wholesale Banking and Commercial Real Estate 2011	2010	Percent Change	Consumer and Small Business Banking 2011	2010	Percent Change
Condensed Income Statement						
Net interest income (taxable-equivalent basis)	$ 2,123	$ 2,004	5.9%	$ 4,604	$ 4,411	4.4%
Noninterest income	1,224	1,128	8.5	2,756	2,757	–
Securities gains (losses), net	–	(1)	*	–	–	–
Total net revenue	3,347	3,131	6.9	7,360	7,168	2.7
Noninterest expense	1,269	1,215	4.4	4,569	4,282	6.7
Other intangibles	16	16	–	72	96	(25.0)
Total noninterest expense	1,285	1,231	4.4	4,641	4,378	6.0
Income before provision and income taxes	2,062	1,900	8.5	2,719	2,790	(2.5)
Provision for credit losses	424	1,255	(66.2)	1,395	1,695	(17.7)
Income before income taxes	1,638	645	*	1,324	1,095	20.9
Income taxes and taxable-equivalent adjustment	597	234	*	481	398	20.9
Net income	1,041	411	*	843	697	20.9
Net (income) loss attributable to noncontrolling interests	4	2	*	(1)	(3)	66.7
Net income attributable to U.S. Bancorp	$ 1,045	$ 413	*	$ 842	$ 694	21.3
Average Balance Sheet						
Commercial	$37,459	$33,329	12.4%	$ 7,366	$ 7,272	1.3%
Commercial real estate	19,204	19,595	(2.0)	15,537	13,821	12.4
Residential mortgages	67	80	(16.3)	33,245	27,242	22.0
Credit card	–	–	–	–	–	–
Other retail	5	34	(85.3)	45,730	45,036	1.5
Total loans, excluding covered loans	56,735	53,038	7.0	101,878	93,371	9.1
Covered loans	1,495	1,974	(24.3)	8,394	9,542	(12.0)
Total loans	58,230	55,012	5.8	110,272	102,913	7.2
Goodwill	1,604	1,608	(.2)	3,520	3,538	(.5)
Other intangible assets	52	69	(24.6)	2,042	1,906	7.1
Assets	64,062	60,208	6.4	124,361	117,332	6.0
Noninterest-bearing deposits	25,172	17,226	46.1	17,903	16,601	7.8
Interest checking	12,691	13,547	(6.3)	26,565	23,800	11.6
Savings products	9,309	11,614	(19.8)	40,566	36,120	12.3
Time deposits	14,511	11,594	25.2	24,437	25,835	(5.4)
Total deposits	61,683	53,981	14.3	109,471	102,356	7.0
Total U.S. Bancorp shareholders' equity	5,586	5,378	3.9	9,431	8,614	9.5

* *Not meaningful*

Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line's operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2011, certain organization and methodology changes were made and, accordingly, 2010 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository,

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company		
2011	2010	Percent Change	2011	2010	Percent Change	2011	2010	Percent Change	2011	2010	Percent Change
$ 358	$ 293	22.2%	$ 1,350	$ 1,339	.8%	$ 1,913	$ 1,741	9.9%	$ 10,348	$ 9,788	5.7%
1,050	1,110	(5.4)	3,247	3,150	3.1	514	293	75.4	8,791	8,438	4.2
–	–	–	–	–	–	(31)	(77)	59.7	(31)	(78)	60.3
1,408	1,403	.4	4,597	4,489	2.4	2,396	1,957	22.4	19,108	18,148	5.3
1,079	984	9.7	1,763	1,686	4.6	932	849	9.8	9,612	9,016	6.6
39	53	(26.4)	172	201	(14.4)	–	1	*	299	367	(18.5)
1,118	1,037	7.8	1,935	1,887	2.5	932	850	9.6	9,911	9,383	5.6
290	366	(20.8)	2,662	2,602	2.3	1,464	1,107	32.2	9,197	8,765	4.9
3	17	(82.4)	507	1,335	(62.0)	14	54	(74.1)	2,343	4,356	(46.2)
287	349	(17.8)	2,155	1,267	70.1	1,450	1,053	37.7	6,854	4,409	55.5
103	126	(18.3)	787	462	70.3	98	(76)	*	2,066	1,144	80.6
184	223	(17.5)	1,368	805	69.9	1,352	1,129	19.8	4,788	3,265	46.6
–	–	–	(40)	(29)	(37.9)	121	82	47.6	84	52	61.5
$ 184	$ 223	(17.5)	$ 1,328	$ 776	71.1	$ 1,473	$ 1,211	21.6	$ 4,872	$ 3,317	46.9
$ 1,046	$ 1,035	1.1%	$ 5,640	$ 5,212	8.2%	$ 105	$ 180	(41.7)%	$ 51,616	$47,028	9.8%
579	571	1.4	–	–	–	194	282	(31.2)	35,514	34,269	3.6
389	368	5.7	–	–	–	10	14	(28.6)	33,711	27,704	21.7
–	–	–	16,084	16,400	(1.9)	–	3	*	16,084	16,403	(1.9)
1,565	1,601	(2.2)	898	1,004	(10.6)	1	11	(90.9)	48,199	47,686	1.1
3,579	3,575	.1	22,622	22,616	–	310	490	(36.7)	185,124	173,090	7.0
12	14	(14.3)	5	5	–	6,397	8,397	(23.8)	16,303	19,932	(18.2)
3,591	3,589	.1	22,627	22,621	–	6,707	8,887	(24.5)	201,427	193,022	4.4
1,463	1,516	(3.5)	2,362	2,347	.6	–	–	–	8,949	9,009	(.7)
184	201	(8.5)	792	944	(16.1)	5	7	(28.6)	3,075	3,127	(1.7)
5,990	5,802	3.2	27,936	27,308	2.3	95,915	75,211	27.5	318,264	285,861	11.3
9,739	5,489	77.4	673	634	6.2	369	212	74.1	53,856	40,162	34.1
3,249	2,704	20.2	320	119	*	2	14	(85.7)	42,827	40,184	6.6
21,687	12,601	72.1	30	23	30.4	181	224	(19.2)	71,773	60,582	18.5
5,569	5,960	(6.6)	–	1	*	186	403	(53.8)	44,703	43,793	2.1
40,244	26,754	50.4	1,023	777	31.7	738	853	(13.5)	213,159	184,721	15.4
2,079	2,107	(1.3)	5,280	5,310	(.6)	9,824	6,640	48.0	32,200	28,049	14.8

treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients. Wholesale Banking and Commercial Real Estate contributed $1.0 billion of the Company's net income in 2011, or an increase of $632 million compared with 2010. The increase was primarily driven by lower provision for credit losses and higher net revenue, partially offset by higher noninterest expense.

Total net revenue increased $216 million (6.9 percent) in 2011, compared with 2010. Net interest income, on a taxable-equivalent basis, increased $119 million (5.9 percent) in 2011, compared with 2010, driven by higher average loan and deposit balances and an increase in loan fees, partially offset by the impact of declining rates on the margin benefit from deposits. Total noninterest income increased $97 million (8.6 percent) in 2011, compared with 2010. The increase was primarily due to growth in commercial products revenue, including syndication and other capital markets fees, commercial leasing, foreign exchange and international trade revenue, and commercial loan fees. In addition, other revenue increased due to higher equity investment and customer-related derivative revenue.

Total noninterest expense increased $54 million (4.4 percent) in 2011, compared with 2010, primarily due to higher total compensation and employee benefits expense, and increased net shared services costs. The provision for credit losses decreased $831 million (66.2 percent) in 2011, compared with 2010. The favorable change was primarily due to lower net charge-offs. Nonperforming assets were $979 million at December 31, 2011, compared with $1.6 billion at December 31, 2010. Nonperforming assets as a percentage of period-end loans were 1.58 percent at December 31, 2011, compared with 2.87 percent at December 31, 2010. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking. Consumer and Small Business Banking contributed $842 million of the Company's net income in 2011, or an increase of $148 million (21.3 percent), compared with 2010. Within Consumer and Small Business Banking, the retail banking division contributed $340 million of the total net income in 2011, or an increase of $239 million over the prior year. Mortgage banking contributed $502 million of the business line's net income in 2011, or a decrease of $91 million (15.3 percent) from the prior year.

Total net revenue increased $192 million (2.7 percent) in 2011, compared with 2010. Net interest income, on a taxable-equivalent basis, increased $193 million (4.4 percent) in 2011, compared with 2010. The year-over-year increase in net interest income was primarily due to higher average loan and deposit balances and improved loan yields, partially offset by the impact of a decline in the margin benefit from deposits. Total noninterest income was essentially unchanged in 2011, compared with 2010, the result of higher retail product revenue, due to improvement in retail lease end of term results, and higher ATM processing servicing fees, offset by year-over-year reductions in mortgage banking revenue, principally due to lower mortgage loan production, and lower deposit service charges, principally due to the impact of 2010 legislative and pricing changes.

Total noninterest expense increased $263 million (6.0 percent) in 2011, compared with 2010. The increase reflected higher total compensation and employee benefits expense, mortgage servicing-related professional services projects, net shared services costs and net occupancy and equipment expenses related to business expansion, partially offset by lower other intangibles expense.

The provision for credit losses decreased $300 million (17.7 percent) in 2011, compared with 2010, due to lower net charge-offs and a reduction in the reserve allocation. As a percentage of average loans outstanding, net charge-offs decreased to 1.20 percent in 2011, compared with 1.50 percent in 2010. Nonperforming assets were $1.4 billion at December 31, 2011, compared with $1.5 billion at December 31, 2010. Nonperforming assets as a percentage of period-end loans were 1.21 percent at December 31, 2011, compared with 1.44 percent at December 31, 2010. Refer to the "Corporate Risk Profile" section for further information on factors impacting the credit quality of the loan portfolios.

During 2011, the Company's two primary banking subsidiaries, U.S. Bank National Association and U.S. Bank National Association ND, entered into a Consent Order with the Office of the Comptroller of the Currency regarding residential mortgage servicing and foreclosure processes. The Company also entered into a related Consent Order with the Board of Governors of the Federal Reserve System. The Consent Orders were the result of an interagency horizontal review of the foreclosure practices of the 14 largest mortgage servicers in the United States.

The Consent Orders mandate certain changes to the Company's mortgage servicing and foreclosure processes. Specifically, the Consent Orders require the Company, U.S. Bank National Association and U.S. Bank National Association ND to, among other things, implement a comprehensive action plan setting forth the steps necessary to ensure residential mortgage servicing and foreclosure processes are conducted in accordance with the Consent

Orders; develop and implement other plans and programs to enhance residential mortgage servicing and foreclosure processes; retain an independent consultant to conduct a review of certain residential mortgage foreclosure actions and to remediate errors or deficiencies identified by the consultant; and oversee compliance with the Consent Orders and the new plans and programs. The Company has made significant progress in complying with these requirements.

The Company has long been committed to sound modification and foreclosure practices and is committed to revising its practices where necessary to satisfy the requirements of the Consent Orders. The Company does not believe that the resolution of any outstanding issues will materially affect its financial position, results of operations, or ability to conduct normal business activities.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $184 million of the Company's net income in 2011, a decrease of $39 million (17.5 percent), compared with 2010.

Total net revenue increased $5 million (.4 percent) in 2011, compared with 2010. Net interest income, on a taxable-equivalent basis, increased $65 million (22.2 percent) in 2011, compared with 2010. The increase in net interest income was primarily due to higher average deposit balances, including the impact of the securitization trust administration acquisition. Total noninterest income decreased $60 million (5.4 percent) in 2011, compared with 2010. Trust and investment management fees declined, primarily due to the sale of the Company's proprietary long-term mutual fund business in the fourth quarter of 2010 and money market investment fee waivers due to the low interest rate environment, partially offset by the impact of the fourth quarter 2010 securitization trust administration acquisition and improved market conditions during 2011. Additionally, investment product fees were higher due to increased sales volumes.

Total noninterest expense increased $81 million (7.8 percent) in 2011, compared with 2010. The increase in noninterest expense was primarily due to higher total compensation and employee benefits expense, higher net shared services expense and the impact of the securitization trust administration acquisition, partially offset by reductions in other intangibles expense and expenses related to the Company's proprietary long-term mutual fund business that was sold in late 2010.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.3 billion of the Company's net income in 2011, or an increase of $552 million (71.1 percent) compared with 2010. The increase was primarily due to lower provision for credit losses and higher total net revenue, partially offset by an increase in total noninterest expense.

Total net revenue increased $108 million (2.4 percent) in 2011, compared with 2010. Net interest income, on a taxable-equivalent basis, increased $11 million (.8 percent) in 2011, compared with 2010, primarily due to higher loan yields, partially offset by lower retail credit card average loan balances. Noninterest income increased $97 million (3.1 percent) in 2011, compared with 2010, primarily due to increased transaction volumes and new business initiatives, partially offset by a decline in credit and debit card revenue due to the impact of legislative-related changes to debit card interchange fees.

Total noninterest expense increased $48 million (2.5 percent) in 2011, compared with 2010, due to higher total compensation, employee benefits and processing costs, partially offset by lower other intangibles expense. The provision for credit losses decreased $828 million (62.0 percent) in 2011, compared with 2010, primarily due to lower net charge-offs and a reduction in the reserve allocation due to improved loss rates. As a percentage of average loans outstanding, net charge-offs were 4.47 percent in 2011, compared with 6.32 percent in 2010.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned, funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.5 billion in 2011, compared with $1.2 billion in 2010.

Total net revenue increased $439 million (22.4 percent) in 2011, compared with 2010. Net interest income, on a taxable-equivalent basis, increased $172 million (9.9 percent) in 2011, compared with 2010, reflecting the impact of the planned growth in the investment portfolio, wholesale funding decisions and the Company's asset/liability position. Total noninterest income increased $267 million in 2011, compared with 2010, primarily due to the 2011 merchant settlement and FCB gains, and lower net securities losses, partially offset by the 2010 Nuveen gain.

Total noninterest expense increased $82 million (9.6 percent) in 2011, compared with 2010, due to the 2011 accrual for mortgage servicing matters and increased compensation and employee benefits expense, partially offset by a favorable variance in net shared services expense and lower litigation and insurance costs.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

- Tangible common equity to tangible assets,
- Tier 1 common equity to risk-weighted assets using Basel I definition,
- Tier 1 common equity to risk-weighted assets using anticipated Basel III definition, and
- Tangible common equity to risk-weighted assets using Basel I definition.

The following table shows the Company's calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2011	2010	2009	2008	2007
Total equity	$ 34,971	$ 30,322	$ 26,661	$ 27,033	$ 21,826
Preferred stock	(2,606)	(1,930)	(1,500)	(7,931)	(1,000)
Noncontrolling interests	(993)	(803)	(698)	(733)	(780)
Goodwill (net of deferred tax liability)	(8,239)	(8,337)	(8,482)	(8,153)	(7,534)
Intangible assets, other than mortgage servicing rights	(1,217)	(1,376)	(1,657)	(1,640)	(1,581)
Tangible common equity (a)	21,916	17,876	14,324	8,576	10,931
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition	29,173	25,947	22,610	24,426	17,539
Trust preferred securities	(2,675)	(3,949)	(4,524)	(4,024)	(4,024)
Preferred stock	(2,606)	(1,930)	(1,500)	(7,931)	(1,000)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	(687)	(692)	(692)	(693)	(695)
Tier 1 common equity using Basel I definition (b)	23,205	19,376	15,894	11,778	11,820
Tier 1 capital, determined in accordance with prescribed regulatory requirements using anticipated Basel III definition	25,636	20,854			
Preferred stock	(2,606)	(1,930)			
Noncontrolling interests of real estate investment trusts	(664)	(667)			
Tier 1 common equity using anticipated Basel III definition (c)	22,366	18,257			
Total assets	340,122	307,786	281,176	265,912	237,615
Goodwill (net of deferred tax liability)	(8,239)	(8,337)	(8,482)	(8,153)	(7,534)
Intangible assets, other than mortgage servicing rights	(1,217)	(1,376)	(1,657)	(1,640)	(1,581)
Tangible assets (d)	330,666	298,073	271,037	256,119	228,500
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition (e)	271,333	247,619	235,233	230,628	212,592
Risk-weighted assets using anticipated Basel III definition (f)	274,351	251,704			
Ratios					
Tangible common equity to tangible assets (a)/(d)	6.6%	6.0%	5.3%	3.3%	4.8%
Tier 1 common equity to risk-weighted assets using Basel I definition (b)/(e)	8.6	7.8	6.8	5.1	5.6
Tier 1 common equity to risk-weighted assets using anticipated Basel III definition (c)/(f)	8.2	7.3			
Tangible common equity to risk-weighted assets (a)/(e)	8.1	7.2	6.1	3.7	5.1

Note: Anticipated Basel III definitions reflect adjustments for changes to the related elements as proposed in December 2010 by regulatory authorities.

These measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company's capital position relative to other financial services companies. Regulatory assessments of the Company's financial stress projections are influenced by measures using anticipated Basel III definitions. These measures differ from capital ratios defined by current banking regulations principally in that the numerator excludes trust preferred securities and preferred stock, the nature and extent of which varies among different financial services companies. These measures are not defined in generally accepted accounting principles ("GAAP") or federal banking regulations. As a result, these measures disclosed by the Company may be considered non-GAAP financial measures.

Because there are no standardized definitions for these measures, the Company's calculation methods may differ from those used by other financial services companies. Also, there may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

Accounting Changes

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards adopted in 2011, as well as accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards materially affects the Company's financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company's financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company's financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third-parties sources or available prices), and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. Management has discussed the development and the selection of critical accounting policies with the Company's Audit Committee.

Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses The allowance for credit losses is established to provide for probable losses incurred in the Company's credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses are discussed in the "Credit Risk Management" section.

Management's evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management's Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the "Analysis and Determination of Allowance for Credit Losses" section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of improving credit quality, while nonperforming loans and net charge-offs continue at elevated levels. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial lending segment loans, the amount of the allowance might decline; however, the degree of change differs somewhat from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an appropriate allowance for credit losses by increasing the allowance during periods of economic uncertainty or changes in the business cycle.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company's determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2011. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $277 million at December 31, 2011. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $171 million at December 31, 2011. The Company's determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $169 million at December 31, 2011. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements. Refer to the "Analysis and Determination of the Allowance for Credit Losses" section for further information.

Fair Value Estimates A portion of the Company's assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company's available-for-sale securities, derivatives and other trading instruments, MSRs and certain mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, assets acquired in business combinations, impaired loans, OREO and other repossessed assets.

Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management's judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, may not be able to be valued based on quoted market prices. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is non-agency residential mortgage-backed securities. For more information on investment securities, refer to Note 5 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company's derivative positions are valued using valuation techniques that use readily observable market inputs. Certain derivatives, however, must be valued using techniques that include unobservable inputs. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. Note 20 of the Notes to Consolidated Financial Statements provides a summary of the Company's derivative positions.

Refer to Note 21 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

Purchased Loans and Related Indemnification Assets In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets arising from loss-sharing arrangements with FDIC are recorded at fair value at date of purchase. The initial valuation of these loans and the related indemnification assets requires management to make subjective judgments concerning estimates about how the acquired loans will perform in the future using valuation methods including discounted cash flow analysis and independent third party appraisals. Factors that may significantly affect the initial valuation include, among others, market-based and industry data related to expected changes in interest rates, assumptions related to probability and severity of credit losses, estimated timing of credit losses including the foreclosure and liquidation of collateral, expected prepayment rates, required or anticipated loan modifications, unfunded loan commitments, the specific terms and provisions of any loss sharing agreements, and specific industry and market conditions that may impact discount rates and independent third party appraisals.

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Note 1 and Note 6 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the "Analysis and Determination of the Allowance for Credit Losses" section for information on the determination of the required allowance for credit losses, if any, for these loans.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. MSRs are initially recorded at fair value and remeasured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs' valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including interest rate swaps, forward commitments to buy TBAs, and futures and options contracts, to mitigate the valuation risk. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2011, to an immediate 25 and 50 bps downward movement in interest rates would be an increase of approximately $6 million and $21 million, respectively. An upward movement in interest rates at December 31, 2011, of 25 and 50 bps would have no impact to and increase the value of the MSRs and related derivative instruments by approximately $6 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Goodwill and Other Intangibles The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. In determining the reasonableness of cash flow estimates, the Company reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions utilized in its estimates.

In assessing the fair value of reporting units, the Company may consider the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the capital required to support the reporting unit's activities, including its tangible and intangible assets. The determination of a reporting unit's capital allocation requires management judgment and considers many factors, including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. In certain circumstances, management will engage a third party to independently validate its assessment of the fair value of its reporting units.

The Company's annual assessment of potential goodwill impairment was completed during the second quarter of 2011. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year. The Company does not expect recent legislation will result in goodwill impairment.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 235 federal, state and local domestic jurisdictions and 14 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 19 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

Controls and Procedures

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

During the most recently completed fiscal quarter, there was no change made in the Company's internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The annual report of the Company's management on internal control over financial reporting is provided on page 67. The attestation report of Ernst & Young LLP, the Company's independent accountants, regarding the Company's internal control over financial reporting is provided on page 69.

Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management's best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2011.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company's internal control over financial reporting. Their opinion on the financial statements appearing on page 68 and their attestation on internal control over financial reporting appearing on page 69 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of U.S. Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 23, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 23, 2012

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2011	2010
Assets		
Cash and due from banks	$ 13,962	$ 14,487
Investment securities		
Held-to-maturity (fair value $19,216 and $1,419, respectively)	18,877	1,469
Available-for-sale	51,937	51,509
Loans held for sale (included $6,925 and $8,100 of mortgage loans carried at fair value, respectively)	7,156	8,371
Loans		
Commercial	56,648	48,398
Commercial real estate	35,851	34,695
Residential mortgages	37,082	30,732
Credit card	17,360	16,803
Other retail	48,107	48,391
Total loans, excluding covered loans	195,048	179,019
Covered loans	14,787	18,042
Total loans	209,835	197,061
Less allowance for loan losses	(4,753)	(5,310)
Net loans	205,082	191,751
Premises and equipment	2,657	2,487
Goodwill	8,927	8,954
Other intangible assets	2,736	3,213
Other assets	28,788	25,545
Total assets	$340,122	$307,786
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 68,579	$ 45,314
Interest-bearing	134,757	129,381
Time deposits greater than $100,000	27,549	29,557
Total deposits	230,885	204,252
Short-term borrowings	30,468	32,557
Long-term debt	31,953	31,537
Other liabilities	11,845	9,118
Total liabilities	305,151	277,464
Shareholders' equity		
Preferred stock	2,606	1,930
Common stock, par value $0.01 a share—authorized: 4,000,000,000 shares; issued: 2011 and 2010—2,125,725,742 shares	21	21
Capital surplus	8,238	8,294
Retained earnings	30,785	27,005
Less cost of common stock in treasury: 2011—215,904,019 shares; 2010—204,822,330 shares	(6,472)	(6,262)
Accumulated other comprehensive income (loss)	(1,200)	(1,469)
Total U.S. Bancorp shareholders' equity	33,978	29,519
Noncontrolling interests	993	803
Total equity	34,971	30,322
Total liabilities and equity	$340,122	$307,786

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2011	2010	2009
Interest Income			
Loans	$10,370	$10,145	$ 9,564
Loans held for sale	200	246	277
Investment securities	1,820	1,601	1,606
Other interest income	249	166	91
Total interest income	12,639	12,158	11,538
Interest Expense			
Deposits	840	928	1,202
Short-term borrowings	531	548	539
Long-term debt	1,145	1,103	1,279
Total interest expense	2,516	2,579	3,020
Net interest income	10,123	9,579	8,518
Provision for credit losses	2,343	4,356	5,557
Net interest income after provision for credit losses	7,780	5,223	2,961
Noninterest Income			
Credit and debit card revenue	1,073	1,091	1,055
Corporate payment products revenue	734	710	669
Merchant processing services	1,355	1,253	1,148
ATM processing services	452	423	410
Trust and investment management fees	1,000	1,080	1,168
Deposit service charges	659	710	970
Treasury management fees	551	555	552
Commercial products revenue	841	771	615
Mortgage banking revenue	986	1,003	1,035
Investment products fees and commissions	129	111	109
Securities gains (losses), net			
Realized gains (losses), net	4	13	147
Total other-than-temporary impairment	(60)	(157)	(1,000)
Portion of other-than-temporary impairment recognized in other comprehensive income	25	66	402
Total securities gains (losses), net	(31)	(78)	(451)
Other	1,011	731	672
Total noninterest income	8,760	8,360	7,952
Noninterest Expense			
Compensation	4,041	3,779	3,135
Employee benefits	845	694	574
Net occupancy and equipment	999	919	836
Professional services	383	306	255
Marketing and business development	369	360	378
Technology and communications	758	744	673
Postage, printing and supplies	303	301	288
Other intangibles	299	367	387
Other	1,914	1,913	1,755
Total noninterest expense	9,911	9,383	8,281
Income before income taxes	6,629	4,200	2,632
Applicable income taxes	1,841	935	395
Net income	4,788	3,265	2,237
Net (income) loss attributable to noncontrolling interests	84	52	(32)
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205
Net income applicable to U.S. Bancorp common shareholders	$ 4,721	$ 3,332	$ 1,803
Earnings per common share	$ 2.47	$ 1.74	$ .97
Diluted earnings per common share	$ 2.46	$ 1.73	$ .97
Dividends declared per common share	$ .50	$ .20	$ .20
Average common shares outstanding	1,914	1,912	1,851
Average diluted common shares outstanding	1,923	1,921	1,859

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders' Equity

	U.S. Bancorp Shareholders									
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2008	1,755	$ 7,931	$20	$5,830	$22,541	$(6,659)	$(3,363)	$26,300	$733	$27,033
Change in accounting principle					141		(141)	–		–
Net income					2,205			2,205	32	2,237
Changes in unrealized gains and losses on securities available-for-sale							2,359	2,359		2,359
Other-than-temporary impairment not recognized in earnings on securities available-for-sale							(402)	(402)		(402)
Unrealized gain (loss) on derivative hedges							516	516		516
Foreign currency translation							40	40		40
Reclassification for realized (gains) losses							492	492		492
Unrealized gains (losses) on retirement plans							254	254		254
Income taxes							(1,239)	(1,239)		(1,239)
Total comprehensive income (loss)								4,225	32	4,257
Redemption of preferred stock		(6,599)						(6,599)		(6,599)
Repurchase of common stock warrant				(139)				(139)		(139)
Preferred stock dividends and discount accretion		168			(396)			(228)		(228)
Common stock dividends					(375)			(375)		(375)
Issuance of common and treasury stock	158		1	2,553		154		2,708		2,708
Purchase of treasury stock						(4)		(4)		(4)
Distributions to noncontrolling interests								–	(62)	(62)
Net other changes in noncontrolling interests								–	(5)	(5)
Stock option and restricted stock grants				75				75		75
Balance December 31, 2009	1,913	$ 1,500	$21	$8,319	$24,116	$(6,509)	$(1,484)	$25,963	$698	$26,661
Change in accounting principle					(72)		(1)	(73)	(16)	(89)
Net income (loss)					3,317			3,317	(52)	3,265
Changes in unrealized gains and losses on securities available-for-sale							433	433		433
Other-than-temporary impairment not recognized in earnings on securities available-for-sale							(66)	(66)		(66)
Unrealized gain (loss) on derivative hedges							(145)	(145)		(145)
Foreign currency translation							24	24		24
Reclassification for realized (gains) losses							(28)	(28)		(28)
Unrealized gains (losses) on retirement plans							(197)	(197)		(197)
Income taxes							(5)	(5)		(5)
Total comprehensive income (loss)								3,333	(52)	3,281
Preferred stock dividends					(89)			(89)		(89)
Common stock dividends					(385)			(385)		(385)
Issuance of preferred stock		430		10	118			558		558
Issuance of common and treasury stock	9			(134)		263		129		129
Purchase of treasury stock	(1)					(16)		(16)		(16)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	249	249
Stock option and restricted stock grants				99				99		99
Balance December 31, 2010	1,921	$ 1,930	$21	$8,294	$27,005	$(6,262)	$(1,469)	$29,519	$803	$30,322
Change in accounting principle					(2)			(2)		(2)
Net income (loss)					4,872			4,872	(84)	4,788
Changes in unrealized gains and losses on securities available-for-sale							920	920		920
Other-than-temporary impairment not recognized in earnings on securities available-for-sale							(25)	(25)		(25)
Unrealized gain (loss) on derivative hedges							(343)	(343)		(343)
Foreign currency translation							(16)	(16)		(16)
Reclassification for realized (gains) losses							363	363		363
Unrealized gains (losses) on retirement plans							(464)	(464)		(464)
Income taxes							(166)	(166)		(166)
Total comprehensive income (loss)								5,141	(84)	5,057
Preferred stock dividends					(129)			(129)		(129)
Common stock dividends					(961)			(961)		(961)
Issuance of preferred stock		676						676		676
Issuance of common and treasury stock	11			(147)		340		193		193
Purchase of treasury stock	(22)					(550)		(550)		(550)
Distributions to noncontrolling interests								–	(80)	(80)
Purchase of noncontrolling interests				(3)				(3)	(8)	(11)
Net other changes in noncontrolling interests								–	362	362
Stock option and restricted stock grants				94				94		94
Balance December 31, 2011	1,910	$ 2,606	$21	$8,238	$30,785	$(6,472)	$(1,200)	$33,978	$993	$34,971

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Operating Activities			
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for credit losses	2,343	4,356	5,557
Depreciation and amortization of premises and equipment	266	229	220
Amortization of intangibles	299	367	387
Provision for deferred income taxes	748	(370)	(545)
Gain on sales of securities and other assets, net	(1,663)	(2,023)	(1,571)
Loans originated for sale in the secondary market, net of repayments	(45,848)	(53,025)	(52,720)
Proceeds from sales of loans held for sale	48,354	50,895	51,915
Other, net	449	1,495	2,152
Net cash provided by operating activities	9,820	5,241	7,600
Investing Activities			
Proceeds from sales of available-for-sale investment securities	1,018	1,212	5,784
Proceeds from maturities of held-to-maturity investment securities	1,404	167	11
Proceeds from maturities of available-for-sale investment securities	12,713	16,068	7,307
Purchases of held-to-maturity investment securities	(18,500)	(1,010)	(5)
Purchases of available-for-sale investment securities	(13,229)	(24,025)	(15,119)
Net increase in loans outstanding	(13,418)	(6,322)	(106)
Proceeds from sales of loans	820	1,829	2,741
Purchases of loans	(3,078)	(4,278)	(4,332)
Acquisitions, net of cash acquired	636	923	3,074
Other, net	(1,070)	(936)	(74)
Net cash used in investing activities	(32,704)	(16,372)	(719)
Financing Activities			
Net increase in deposits	24,846	20,527	7,949
Net increase (decrease) in short-term borrowings	(2,205)	592	(4,448)
Proceeds from issuance of long-term debt	3,611	7,044	6,040
Principal payments or redemption of long-term debt	(3,300)	(8,394)	(11,740)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	(4)	–
Proceeds from issuance of preferred stock	676	–	–
Proceeds from issuance of common stock	180	119	2,703
Redemption of preferred stock	–	–	(6,599)
Repurchase of common stock	(514)	–	–
Repurchase of common stock warrant	–	–	(139)
Cash dividends paid on preferred stock	(118)	(89)	(275)
Cash dividends paid on common stock	(817)	(383)	(1,025)
Net cash provided by (used in) financing activities	22,359	19,412	(7,534)
Change in cash and due from banks	(525)	8,281	(653)
Cash and due from banks at beginning of year	14,487	6,206	6,859
Cash and due from banks at end of year	$ 13,962	$ 14,487	$ 6,206
Supplemental Cash Flow Disclosures			
Cash paid for income taxes	$ 495	$ 424	$ 344
Cash paid for interest	2,563	2,631	3,153
Net noncash transfers to foreclosed property	702	1,384	600
Acquisitions			
Assets (sold) acquired	$ 1,761	$ (14)	$ 17,212
Liabilities sold (assumed)	(2,100)	(907)	(17,870)
Net	$ (339)	$ (921)	$ (658)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 *Significant Accounting Policies*

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the "Company") provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities principally in domestic markets.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities ("VIEs") for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

Uses of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

Business Segments

Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. The Company has five reportable operating segments:

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, most covered commercial and commercial real estate loans and related other real estate ("OREO"), funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see "Basis for Financial Presentation" and Table 24 "Line of Business Financial Performance" included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

Trading Securities Debt and equity securities held for resale are classified as trading securities and are included in other assets and reported at fair value. Changes in fair value and realized gains or losses are reported in noninterest income.

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss) in shareholders' equity. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value related to other-than-temporary impairment, if any, are reported in noninterest income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral is obtained or requested to be returned to the Company as deemed appropriate.

Equity Investments in Operating Entities

Equity investments in public entities in which the Company's ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company's ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Loans

The Company offers a broad array of lending products and categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's three loan portfolio segments are commercial lending, consumer lending and covered loans. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within consumer lending are residential mortgages, credit card loans and other retail loans. The covered loan segment consists of only one class.

The Company's accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

Originated Loans Held for Investment Loans the Company originates as held for investment are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Purchased Loans All purchased loans (non-impaired and impaired) acquired after January 1, 2009 are initially measured at fair value as of the acquisition date in accordance with applicable authoritative accounting guidance. Credit discounts are included in the determination of fair value. An allowance for credit losses is not recorded at the acquisition date for loans purchased after January 1, 2009. In accordance with applicable authoritative accounting guidance, purchased non-impaired loans acquired in a business combination prior to January 1, 2009 were generally recorded at the predecessor's carrying value including an allowance for credit losses.

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics, while accounting for larger balance commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows after the purchase date is recognized by recording an allowance for credit losses. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from purchased impaired loans accounting.

For purchased loans acquired after January 1, 2009 that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

Covered Assets Loans covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation ("FDIC") are reported in loans along with the related indemnification asset. Foreclosed real estate covered under similar agreements is recorded in other assets. In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets are recorded at fair value at date of purchase.

Commitments to Extend Credit Unfunded residential mortgage loan commitments entered into in connection with mortgage banking activities intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are generally related to providing credit facilities to customers of the Company and are not considered derivatives. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses an 11 year period of historical losses in considering actual loss experience. This timeframe and the results of the analysis are evaluated quarterly to determine the appropriateness. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower's ability to pay in determining the allowance for credit losses.

The allowance recorded for purchased impaired and Troubled Debt Restructuring ("TDR") loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The Company also considers any modifications made to consumer lending segment loans including the impacts of any subsequent payment defaults since modification in determining the allowance for credit losses, such as borrower's ability to pay under the restructured terms, and the timing and amount of payments.

The allowance for covered segment loans is evaluated each quarter in a manner similar to that described for non-covered loans and represents any decreases in expected cash flows of those loans after the acquisition date. The provision for credit losses for covered segment loans considers the indemnification provided by the FDIC.

In addition, subsequent payment defaults on loan modifications considered TDRs are considered in the underlying factors used in the determination of the appropriateness of the allowance for credit losses. For each loan segment, the Company estimates future loan charge-offs through a variety of analysis, trends and underlying assumptions. With respect to the commercial lending segment, TDRs may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. However, incorporation of loss history is factored into the allowance methodology applied to this category of loans. With respect to the consumer lending segment, performance of the portfolio, including defaults on TDRs, is considered when estimating future cash flows.

The Company's methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each of the above loan segments.

The Company also assesses the credit risk associated with off-balance sheet loan commitments, letters of credit, and derivatives. Credit risk associated with derivatives is reflected in the fair values recorded for those positions. The liability for off-balance sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company.

For all loan classes, loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent).

Commercial lending segment loans are placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Commercial lending segment loans are generally fully or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is considered uncollectible.

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to fair market value, less costs to sell, at 180 days past due, and placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Credit card loans continue to accrue interest until the account is charged off. Credit cards are charged off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to the loan carrying amount. Interest payments recorded as reductions to a loan's carrying amount while a loan is on nonaccrual are recognized as interest income only upon payoff of the loan. In certain circumstances, loans in any class may be restored to accrual status, such as when none of the principal and interest is past due and prospects for future payment are no longer in doubt; or the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

Covered loans not considered to be purchased impaired are evaluated for delinquency, nonaccrual status and charge-off consistent with the class of loan they would be included in had the loss share coverage not been in place. Generally, purchased impaired loans are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable. Those loans are classified as nonaccrual loans and interest income is not recognized until the timing and amount of the future cash flows can be reasonably estimated.

The Company classifies its loan portfolios using internal credit quality ratings on a quarterly basis. These ratings include: pass, special mention and classified, and are an important part of the Company's overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those not classified on the Company's rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those that have a potential weakness deserving management's close attention. Classified loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in payments to be received. The Company accrues interest on TDRs if the borrower complies with the revised terms and conditions as agreed upon with the Company and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. To the extent a previous restructuring was insignificant, the Company considers the cumulative effect of past restructurings related to the receivable when determining whether a current restructuring is a TDR. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes. Many of the Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. However, the Company has also implemented certain restructuring programs that may result in TDRs.

For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate, which may not be deemed a market rate of interest. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may waive contractual principal. The Company classifies these concessions as TDRs to the extent the Company determines that the borrower is experiencing financial difficulty.

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the U.S. Department of Treasury Home Affordable Modification Program ("HAMP"). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the U.S. Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program.

The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. Loans that require a trial period arrangement are reported as TDRs when offered to the borrower.

Credit card and other retail loan modifications are generally part of two distinct restructuring programs. The Company offers workout programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months. Balances related to these programs are generally frozen, however, may be reopened upon successful exit of the program, in which account privileges may be restored.

Modifications to loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for purposes of the Company's accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with the modification on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under loss sharing agreements with the FDIC.

Impaired Loans For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. Impaired loans include all nonaccrual and TDR loans. For all loan classes, interest income on TDR loans is recognized under the modified terms and conditions if the borrower has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Interest income is not recognized on other impaired loans until the loan is paid off.

Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected and therefore whether those loans are impaired, include but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower's estimated future ability to pay based on industry, geographic location and certain financial ratios. The evaluation of impairment on residential mortgages, credit card and other retail loans is primarily driven by delinquency status of individual loans or whether a loan has been modified. Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.

Leases The Company's lease portfolio consists of both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.

The investment in leveraged leases is the sum of all lease payments, less nonrecourse debt payments, plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is impairment of the Company's interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

Loans Held for Sale

Loans held for sale ("LHFS") represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. The credit component of any writedowns upon the transfer of loans to LHFS is reflected in loan charge-offs.

Where an election is made to carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company's fair value election policy.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value hedge"), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow hedge"), or a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in income. Effective changes in the fair value of a derivative designated as a cash flow hedge are recorded in accumulated other comprehensive income (loss) until cash flows of the hedged item are recognized in income. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. Effective changes in the fair value of net investment hedges are recorded in accumulated other comprehensive income (loss). The Company performs an assessment, both at the inception of a hedge and, at a minimum, on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in accumulated other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occuring, whereby the amounts within accumulated other comprehensive income (loss) remain.

Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

Credit and Debit Card Revenue and Corporate Payment Products Revenue Credit and debit card revenue includes interchange income from consumer credit and debit cards, annual fees, and other transaction and account management fees. Corporate payment products revenue primarily includes interchange income from corporate and purchasing card transactions processed through card association networks and merchant discount income from closed loop network transactions. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. Merchant discount income is a fee paid by a merchant to the Company through the closed loop network. Merchant discount fees are set by the Company directly with the merchant. The Company records interchange and merchant discount income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue and corporate payment products revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

Merchant Processing Services Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the card-issuing bank, card association assessments, and revenue sharing amounts, and is recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Wholesale Banking and Commercial Real Estate customers including standby letter of credit fees, non-yield related loan fees, syndication and other capital markets related revenue, non-yield related leasing revenue and foreign exchange fees. These fees are recognized as earned or as transactions occur and services are provided.

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue, including losses related to the repurchase of previously-sold loans; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in the fair value of mortgage servicing rights ("MSRs"); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net Interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 10 and Note 21 for a further discussion of MSRs.

Deposit Service Charges Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Other Significant Policies

Intangible Assets The price paid over the net fair value of acquired businesses ("goodwill") is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes interest rate swaps, futures, to-be-announced securities ("TBAs") and options to mitigate MSR valuation risk.

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the plans' administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately twelve-years. The overfunded or underfunded status of the plans is recorded as an asset or liability on the consolidated balance sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.

Capitalized leases, less accumulated amortization, are included in premises and equipment. Capitalized lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

Stock-Based Compensation The Company grants stock-based awards, including restricted stock, restricted stock units and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Restricted stock and restricted stock unit grants are awarded at no cost to the recipient. Stock-based compensation for awards is recognized in the Company's results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company's common stock at that time.

Per Share Calculations Earnings per common share is calculated by dividing net income applicable to U.S. Bancorp common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

NOTE 2 *Accounting Changes*

Troubled Debt Restructurings On July 1, 2011, the Company adopted accounting guidance issued by the Financial Accounting Standards Board related to identifying and disclosing TDRs, applicable to modifications occurring on or after January 1, 2011. This guidance provides clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for the purpose of determining whether a restructuring constitutes a TDR. The adoption of this guidance resulted in additional loan modifications considered to be TDRs which the Company had not previously considered to be impaired, and for which the allowance for credit losses had previously been measured under a collective allowance for credit losses methodology. These newly classified TDRs primarily relate to whether or not (i) modifications to interest rates on individual loans are below a market rate of interest, and (ii) a delay in payment is insignificant. In addition, the Company now includes covered loans and residential mortgage loans repurchased from Government National Association ("GNMA") mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs in its presentation of TDRs even though the exposure to loss on these loans is significantly mitigated by the related loss share agreements or guarantee. Further, the Company also includes loans in a trial modification period as a result of this guidance. The adoption of this guidance did not have a material impact on the Company's total allowance for credit losses.

NOTE 3 *Business Combinations and Divestitures*

In January 2011, the Company acquired the banking operations of First Community Bank of New Mexico ("FCB") from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $1.8 billion in assets, assumed approximately $2.1 billion in liabilities, and received approximately $412 million in cash from the FDIC. In addition, the Company recognized a $46 million gain on this transaction during the first quarter of 2011.

In 2010, the Company acquired the securitization trust administration business of Bank of America, N.A. This transaction included the acquisition of $1.1 trillion of assets under administration and provided the Company with approximately $8 billion of deposits at the time of closing.

During 2010, the Company exchanged its proprietary long-term mutual fund business of U.S. Bancorp Asset Management (formerly FAF Advisors, Inc.), an affiliate of the Company, for cash consideration and a 9.5 percent equity interest in Nuveen Investments. The Company recorded a $103 million gain ($41 million after tax) related to this transaction. The Company retained all other products and services previously offered by U.S. Bancorp Asset Management.

NOTE 4 *Restrictions on Cash and Due from Banks*

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances. The amount of those required reserve balances were approximately $1.7 billion and $1.2 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the Company held $8.5 billion and $10.1 billion, respectively of balances at the Federal Reserve Bank. These balances are included in cash and due from banks on the consolidated balance sheet.

NOTE 5 Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale securities at December 31 were as follows:

	2011					2010				
			Unrealized Losses					Unrealized Losses		
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than-Temporary (d)	Other (e)	Fair Value	Amortized Cost	Unrealized Gains	Other-than-Temporary (d)	Other (e)	Fair Value
Held-to-maturity (a)										
U.S. Treasury and agencies	$ 2,560	$ 35	$ –	$ –	$ 2,595	$ 165	$ –	$ –	$ (1)	$ 164
Mortgage-backed securities										
Residential										
Agency	16,085	333	–	(3)	16,415	847	–	–	(4)	843
Non-agency										
non-prime	2	–	–	–	2	3	–	–	–	3
Commercial										
non-agency	4	–	–	(2)	2	10	–	–	(5)	5
Asset-backed securities										
Collateralized debt obligations/Collaterized loan obligations	52	13	–	(2)	63	157	13	–	(18)	152
Other	23	1	(6)	(1)	17	127	–	(1)	(7)	119
Obligations of state and political subdivisions	23	1	–	(1)	23	27	1	–	(1)	27
Obligations of foreign governments	7	–	–	–	7	7	–	–	–	7
Other debt securities	121	–	–	(29)	92	126	–	–	(27)	99
Total held-to-maturity	$18,877	$ 383	$ (6)	$ (38)	$19,216	$ 1,469	$ 14	$ (1)	$ (63)	$ 1,419
Available-for-sale (b)										
U.S. Treasury and agencies	$ 1,045	$ 13	$ –	$ (1)	$ 1,057	$ 2,559	$ 6	$ –	$ (28)	$ 2,537
Mortgage-backed securities										
Residential										
Agency	39,337	981	–	(4)	40,314	37,144	718	–	(159)	37,703
Non-agency										
Prime (c)	911	5	(63)	(50)	803	1,216	12	(86)	(39)	1,103
Non-prime	1,047	9	(247)	(7)	802	1,193	15	(243)	(18)	947
Commercial										
Agency	133	7	–	–	140	194	5	–	(2)	197
Non-agency	42	2	–	(2)	42	47	3	–	–	50
Asset-backed securities										
Collateralized debt obligations/Collaterized loan obligations	180	31	(3)	(2)	206	204	23	(2)	(1)	224
Other	694	16	(5)	(24)	681	709	23	(3)	(9)	720
Obligations of state and political subdivisions	6,394	167	–	(22)	6,539	6,835	3	–	(421)	6,417
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	1,000	1	–	(174)	827	1,109	–	–	(151)	958
Perpetual preferred securities	379	25	–	(86)	318	456	41	–	(49)	448
Other investments	188	15	–	(1)	202	183	17	–	(1)	199
Total available-for-sale	$51,356	$1,272	$(318)	$(373)	$51,937	$51,855	$866	$(334)	$(878)	$51,509

(a) Held-to-maturity securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b) Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders' equity.
(c) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.
(d) Represents impairment not related to credit for those securities that have been determined to be other-than-temporarily impaired.
(e) Represents unrealized losses on securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 5.2 years at December 31, 2011, compared with 7.4 years at December 31, 2010. The corresponding weighted-average yields were 3.19 percent and 3.41 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 3.9 years at December 31, 2011, and 6.3 years at December 31, 2010. The corresponding weighted-average yields were 2.21 percent and 2.07 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale securities outstanding at December 31, 2011, refer to Table 13 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities carried at $20.7 billion at December 31, 2011, and $28.0 billion at December 31, 2010, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by law. Included in these amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by securities with a carrying amount of $7.0 billion at December 31, 2011, and $9.3 billion at December 31, 2010.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Taxable	$1,517	$1,292	$1,295
Non-taxable	303	309	311
Total interest income from investment securities	$1,820	$1,601	$1,606

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Realized gains	$11	$21	$150
Realized losses	(7)	(8)	(3)
Net realized gains (losses)	$ 4	$13	$147
Income tax (benefit) on net realized gains (losses)	$ 2	$ 5	$ 56

In 2007, the Company purchased certain structured investment securities ("SIVs") from certain money market funds managed by an affiliate of the Company. Subsequent to the initial purchase, the Company exchanged its interest in the SIVs for a pro-rata portion of the underlying investment securities according to the applicable restructuring agreements. The SIVs and the investment securities received are collectively referred to as "SIV-related securities" and are predominately included in non-agency mortgage-backed securities and asset-backed securities.

Some of the SIV-related securities evidenced credit deterioration at the time of acquisition by the Company. Investment securities with evidence of credit deterioration at acquisition had an unpaid principal balance and fair value of $416 million and $145 million, respectively, at December 31, 2011, and $485 million and $173 million, respectively, at December 31, 2010. Changes in the accretable balance for these securities were as follows:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$139	$ 292	$ 349
Impact of other-than-temporary impairment accounting change	–	–	(124)
Adjusted balance at beginning of period	139	292	225
Additions (a)	–	66	127
Disposals (b)	–	(219)	–
Accretion	(17)	(29)	(6)
Other (c)	(22)	29	(54)
Balance at end of period	$100	$ 139	$ 292

(a) Primarily resulted from the exchange of certain SIVs for the underlying investment securities.
(b) Primarily resulted from the sale of securities covered under loss sharing agreements with the FDIC and the exchange of certain SIVs for the underlying investment securities.
(c) Primarily represents changes in projected future cash flows related to variable rates on certain investment securities.

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether securities are other-than-temporarily impaired considering, among other factors, the nature of the securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the securities.

The following table summarizes other-than-temporary impairment by investment category:

Year Ended December 31 (Dollars in Millions)	2011 Losses Recorded in Earnings	2011 Other Gains (Losses) (b)	2011 Total	2010 Losses Recorded in Earnings	2010 Other Gains (Losses) (b)	2010 Total	2009 Losses Recorded in Earnings	2009 Other Gains (Losses) (b)	2009 Total
Held-to-maturity									
Other asset-backed securities	$ –	$ –	$ –	$ (2)	$ –	$ (2)	$ –	$ –	$ –
Total held-to-maturity	$ –	$ –	$ –	$ (2)	$ –	$ (2)	$ –	$ –	$ –
Available-for-sale									
Mortgage-backed securities									
Non-agency residential									
Prime (a)	$ (3)	$ (5)	$ (8)	$ (5)	$(10)	$ (15)	$ (13)	$(182)	$ (195)
Non-prime	(24)	(23)	(47)	(63)	(60)	(123)	(151)	(304)	(455)
Commercial non-agency	–	–	–	–	–	–	(1)	(1)	(2)
Asset-backed securities									
Collateralized debt obligations/ Collaterized loan obligations	–	–	–	(6)	(1)	(7)	(17)	(3)	(20)
Other	(4)	3	(1)	(13)	4	(9)	(186)	88	(98)
Obligations of state and political subdivisions	(4)	–	(4)	–	–	–	–	–	–
Corporate debt securities	–	–	–	–	–	–	(7)	–	(7)
Perpetual preferred securities	–	–	–	(1)	–	(1)	(223)	–	(223)
Other debt securities	–	–	–	(1)	1	–	–	–	–
Total available-for-sale	$(35)	$(25)	$(60)	$(89)	$(66)	$(155)	$(598)	$(402)	$(1,000)

(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.
(b) Represents the non-credit portion of other-than-temporary impairment recorded in other comprehensive income for securities determined to be other-than-temporarily impaired during the period.

The Company determined the other-than-temporary impairment recorded in earnings for securities by estimating the future cash flows of each individual security, using market information where available, and discounting the cash flows at the original effective rate of the security. Other-than-temporary impairment recorded in other comprehensive income (loss) was measured as the difference between that discounted amount and the fair value of each security. The following table includes the ranges for principal assumptions used for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

	Prime Minimum	Prime Maximum	Prime Average	Non-Prime Minimum	Non-Prime Maximum	Non-Prime Average
December 31, 2011						
Estimated lifetime prepayment rates	4%	15%	14%	2%	11%	6%
Lifetime probability of default rates	2	9	3	1	20	5
Lifetime loss severity rates	40	50	46	8	70	52
December 31, 2010						
Estimated lifetime prepayment rates	4%	14%	13%	1%	12%	6%
Lifetime probability of default rates	3	9	3	1	20	8
Lifetime loss severity rates	40	55	41	37	71	55

Changes in the credit losses on debt securities (excludes perpetual preferred securities) are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$358	$335	$ 299
Additions to credit losses due to other-than-temporary impairments			
Credit losses on securities not previously considered other-than-temporarily impaired	7	19	94
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	28	72	148
Total other-than-temporary impairment on debt securities	35	91	242
Other changes in credit losses			
Increases in expected cash flows	(21)	(26)	(49)
Realized losses (a)	(73)	(60)	(30)
Credit losses on security sales and securities expected to be sold	(1)	–	(127)
Other	–	18	–
Balance at end of period	$298	$358	$ 335

(a) Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company's portfolio under the terms of the securitization transaction documents.

At December 31, 2011, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions, at December 30, 2011:

(Dollars in Millions)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity						
Mortgage-backed securities						
Residential						
Agency	$ 697	$ (3)	$ –	$ –	$ 697	$ (3)
Non-agency non-prime (a)	–	–	1	–	1	–
Commercial non-agency	–	–	3	(2)	3	(2)
Asset-backed securities						
Collateralized debt obligations/Collaterized loan obligations	–	–	29	(2)	29	(2)
Other	–	–	14	(7)	14	(7)
Obligations of state and political subdivisions	–	–	9	(1)	9	(1)
Other debt securities	–	–	92	(29)	92	(29)
Total held-to-maturity	$ 697	$ (3)	$ 148	$ (41)	$ 845	$ (44)
Available-for-sale						
U.S. Treasury and agencies	$ 22	$ (1)	$ –	$ –	$ 22	$ (1)
Mortgage-backed securities						
Residential						
Agency	2,689	(3)	676	(1)	3,365	(4)
Non-agency (a)						
Prime (b)	102	(6)	649	(107)	751	(113)
Non-prime	47	(4)	685	(250)	732	(254)
Commercial non-agency	21	(2)	1	–	22	(2)
Asset-backed securities						
Collateralized debt obligations/Collaterized loan obligations	14	(2)	9	(3)	23	(5)
Other	497	(14)	116	(15)	613	(29)
Obligations of state and political subdivisions	73	–	879	(22)	952	(22)
Obligations of foreign governments	6	–	–	–	6	–
Corporate debt securities	156	(1)	580	(173)	736	(174)
Perpetual preferred securities	78	(19)	162	(67)	240	(86)
Other investments	1	–	2	(1)	3	(1)
Total available-for-sale	$3,706	$(52)	$3,759	$(639)	$7,465	$(691)

(a) The Company has $367 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in underlying collateral pool performance. Borrower defaults may increase if current economic conditions persist or worsen. Additionally, further deterioration in home prices may increase the severity of projected losses.

(b) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of securities that have unrealized losses are either corporate debt or mortgage-backed securities issued with high investment grade credit ratings. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these securities. At December 31, 2011, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not it would not be required to sell such securities before recovery of their amortized cost.

NOTE 6 *Loans and Allowance for Credit Losses*

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2011	2010
Commercial		
Commercial	$ 50,734	$ 42,272
Lease financing	5,914	6,126
Total commercial	56,648	48,398
Commercial real estate		
Commercial mortgages	29,664	27,254
Construction and development	6,187	7,441
Total commercial real estate	35,851	34,695
Residential mortgages		
Residential mortgages	28,669	24,315
Home equity loans, first liens	8,413	6,417
Total residential mortgages	37,082	30,732
Credit card	17,360	16,803
Other retail		
Retail leasing	5,118	4,569
Home equity and second mortgages	18,131	18,940
Revolving credit	3,344	3,472
Installment	5,348	5,459
Automobile	11,508	10,897
Student	4,658	5,054
Total other retail	48,107	48,391
Total loans, excluding covered loans	195,048	179,019
Covered loans	14,787	18,042
Total loans	$209,835	$197,061

The Company had loans of $67.0 billion at December 31, 2011, and $62.8 billion at December 31, 2010, pledged at the Federal Home Loan Bank ("FHLB"), and loans of $47.2 billion at December 31, 2011, and $44.6 billion at December 31, 2010, pledged at the Federal Reserve Bank.

The Company primarily lends to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company's commercial portfolio by industry group and geography as of December 31, 2011 and 2010, see Table 7 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company's commercial real estate portfolio by property type and geography as of December 31, 2011 and 2010, see Table 8 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $1.1 billion at December 31, 2011, and $1.3 billion at December 31, 2010. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered "purchased impaired loans". All other purchased loans are considered "purchased nonimpaired loans".

On the acquisition date, the estimate of the contractually required payments receivable for all purchased impaired loans acquired in the FCB transaction were $502 million, the cash flows expected to be collected were $338 million including interest, and the estimated fair values of the loans were $238 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. For the purchased nonimpaired loans acquired in the FCB transaction, the estimate as of the acquisition date of the contractually required payments receivable were $1.2 billion, the contractual cash flows not expected to be collected were $184 million, and the estimated fair value of the loans was $828 million.

Changes in the accretable balance for all purchased impaired loans, including those acquired in the FCB transaction, for the years ended December 31, were as follows:

(Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$2,890	$2,845	$2,719
Purchases	100	–	356
Accretion	(451)	(421)	(358)
Disposals	(67)	(27)	(56)
Reclassifications (to)/from nonaccretable difference (a)	184	536	384
Other	(37)	(43)	(200)
Balance at end of period	$2,619	$2,890	$2,845

(a) Primarily relates to changes in expected credit performance and changes in variable rates.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company's loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2009	$1,208	$1,001	$672	$1,495	$ 871	$5,247	$ 17	$5,264
Add								
Provision for credit losses	723	1,135	694	1,100	681	4,333	23	4,356
Deduct								
Loans charged off	918	871	554	1,270	863	4,476	20	4,496
Less recoveries of loans charged off	(91)	(26)	(8)	(70)	(118)	(313)	(2)	(315)
Net loans charged off	827	845	546	1,200	745	4,163	18	4,181
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	92	92
Balance at December 31, 2010	$1,104	$1,291	$820	$1,395	$ 807	$5,417	$114	$5,531
Add								
Provision for credit losses	312	361	596	431	628	2,328	15	2,343
Deduct								
Loans charged off	516	543	502	922	733	3,216	13	3,229
Less recoveries of loans charged off	(110)	(45)	(13)	(88)	(129)	(385)	(1)	(386)
Net loans charged off	406	498	489	834	604	2,831	12	2,843
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	(17)	(17)
Balance at December 31, 2011	$1,010	$1,154	$927	$ 992	$ 831	$4,914	$100	$5,014

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance balance at December 31, 2011 related to								
Loans individually evaluated for impairment (a)	$ 16	$ 61	$ 1	$ –	$ –	$ 78	$ 2	$ 80
TDRs collectively evaluated for impairment	40	33	490	219	57	839	–	839
Other loans collectively evaluated for impairment	954	1,057	436	773	774	3,994	22	4,016
Loans acquired with deteriorated credit quality	–	3	–	–	–	3	76	79
Total allowance for credit losses	$ 1,010	$ 1,154	$ 927	$ 992	$ 831	$ 4,914	$ 100	$ 5,014
Allowance balance at December 31, 2010 related to								
Loans individually evaluated for impairment (a)	$ 38	$ 55	$ –	$ –	$ –	$ 93	$ –	$ 93
TDRs collectively evaluated for impairment	–	–	320	223	30	573	–	573
Other loans collectively evaluated for impairment	1,066	1,235	500	1,172	777	4,750	28	4,778
Loans acquired with deteriorated credit quality	–	1	–	–	–	1	86	87
Total allowance for credit losses	$ 1,104	$ 1,291	$ 820	$ 1,395	$ 807	$ 5,417	$ 114	$ 5,531

(a) Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans(b)	Total Loans
December 31, 2011								
Loans individually evaluated for impairment (a)	$ 222	$ 812	$ 6	$ –	$ –	$ 1,040	$ 204	$ 1,244
TDRs collectively evaluated for impairment	277	331	3,430	584	148	4,770	113	4,883
Other loans collectively evaluated for impairment	56,138	34,574	33,642	16,776	47,959	189,089	8,616	197,705
Loans acquired with deteriorated credit quality	11	134	4	–	–	149	5,854	6,003
Total loans	$56,648	$35,851	$37,082	$17,360	$48,107	$195,048	$14,787	$209,835
December 31, 2010								
Loans individually evaluated for impairment (a)	$ 295	$ 801	$ –	$ –	$ –	$ 1,096	$ –	$ 1,096
TDRs collectively evaluated for impairment	–	–	1,957	452	114	2,523	–	2,523
Other loans collectively evaluated for impairment	48,103	33,834	28,775	16,351	48,277	175,340	11,899	187,239
Loans acquired with deteriorated credit quality	–	60	–	–	–	60	6,143	6,203
Total loans	$48,398	$34,695	$30,732	$16,803	$48,391	$179,019	$18,042	$197,061

(a) Represents loans greater than $5 million classified as nonperforming or TDRs.
(b) Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company's overall credit risk management process and evaluation of its allowance for credit losses.

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

		Accruing			
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total
December 31, 2011					
Commercial	$ 55,991	$ 300	$ 45	$ 312	$ 56,648
Commercial real estate	34,800	138	14	899	35,851
Residential mortgages (a)	35,664	404	364	650	37,082
Credit card	16,662	238	236	224	17,360
Other retail	47,516	340	184	67	48,107
Total loans, excluding covered loans	190,633	1,420	843	2,152	195,048
Covered loans	12,589	362	910	926	14,787
Total loans	$203,222	$1,782	$1,753	$3,078	$209,835
December 31, 2010					
Commercial	$ 47,412	$ 325	$ 64	$ 597	$ 48,398
Commercial real estate	32,986	415	1	1,293	34,695
Residential mortgages (a)	29,140	456	500	636	30,732
Credit card	15,993	269	313	228	16,803
Other retail	47,706	404	216	65	48,391
Total loans, excluding covered loans	173,237	1,869	1,094	2,819	179,019
Covered loans	14,951	757	1,090	1,244	18,042
Total loans	$188,188	$2,626	$2,184	$4,063	$197,061

(a) At December 31, 2011, $545 million of loans 30 – 89 days past due and $2.6 billion of loans 90 days or more past due purchased from Government National Mortgage Association ("GNMA") mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $439 million and $2.6 billion at December 31, 2010, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company's nonperforming assets as of December 31, 2011 and 2010, see Table 16 included in Management's Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides a summary of loans by portfolio class and the Company's internal credit quality rating:

(Dollars in Millions)	Pass	Criticized			Total
		Special Mention	Classified (a)	Total Criticized	
December 31, 2011					
Commercial	$ 54,003	$1,047	$ 1,598	$ 2,645	$ 56,648
Commercial real estate	30,733	793	4,325	5,118	35,851
Residential mortgages (b)	35,814	19	1,249	1,268	37,082
Credit card	16,910	–	450	450	17,360
Other retail	47,665	24	418	442	48,107
Total loans, excluding covered loans	185,125	1,883	8,040	9,923	195,048
Covered loans	13,966	187	634	821	14,787
Total loans	$199,091	$2,070	$ 8,674	$10,744	$209,835
Total outstanding commitments	$410,457	$3,418	$ 9,690	$13,108	$423,565
December 31, 2010					
Commercial	$ 44,595	$1,545	$ 2,258	$ 3,803	$ 48,398
Commercial real estate	28,155	1,540	5,000	6,540	34,695
Residential mortgages (b)	29,355	29	1,348	1,377	30,732
Credit card	16,262	–	541	541	16,803
Other retail	47,906	70	415	485	48,391
Total loans, excluding covered loans	166,273	3,184	9,562	12,746	179,019
Covered loans	17,073	283	686	969	18,042
Total loans	$183,346	$3,467	$10,248	$13,715	$197,061
Total outstanding commitments	$370,031	$4,923	$11,576	$16,499	$386,530

(a) Classified rating on consumer loans primarily based on delinquency status.
(b) At December 31, 2011, $2.6 billion of GNMA loans 90 days or more past due and $2.0 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $2.6 billion and $1.1 billion at December 31, 2010, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment (a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds
December 31, 2011				
Commercial	$ 657	$ 1,437	$ 62	$ 68
Commercial real estate	1,436	2,503	124	25
Residential mortgages	2,652	3,193	482	2
Credit card	584	584	219	–
Other retail	188	197	57	–
Total impaired loans, excluding GNMA and covered loans	5,517	7,914	944	95
Loans purchased from GNMA mortgage pools	1,265	1,265	18	–
Covered loans	1,170	1,642	43	49
Total	$7,952	$10,821	$1,005	$144
December 31, 2010				
Commercial	$ 596	$ 1,631	$ 59	$ 80
Commercial real estate	1,308	2,659	118	17
Residential mortgages	2,440	2,877	334	–
Credit card	452	452	218	–
Other retail	152	189	32	–
Total	$4,948	$ 7,808	$ 761	$ 97

(a) Substantially all loans classified as impaired at December 31, 2011 and 2010, had an associated allowance for credit losses. The total amount of interest income recognized during 2011 on loans classified as impaired at December 31, 2011, excluding those acquired with deteriorated credit quality, was $358 million, compared to what would have been recognized at the original contractual terms of the loans of $523 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized
2011		
Commercial	$ 534	$ 12
Commercial real estate	1,537	18
Residential mortgages	2,557	100
Credit card	485	15
Other retail	164	5
Total impaired loans, excluding GNMA and covered loans	5,277	150
Loans purchased from GNMA mortgage pools	710	25
Covered loans	780	11
Total	$6,767	$186
2010		
Commercial	$ 693	$ 8
Commercial real estate	1,601	2
Residential mortgages	2,297	72
Credit card	418	11
Other retail	150	6
Total	$5,159	$ 99

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the year ended December 31, 2011, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance
Commercial	5,285	$ 456	$ 427
Commercial real estate	506	1,078	1,060
Residential mortgages	3,611	708	704(a)
Credit card	55,951	322	321
Other retail	4,028	73	72(b)
Total loans, excluding GNMA and covered loans	69,381	2,637	2,584
Loans purchased from GNMA mortgage pools	9,569	1,277	1,356(c)(d)
Covered loans	283	604	575
Total loans	79,233	$4,518	$4,515

(a) Residential mortgage and home equity and second mortgage TDRs include trial period arrangements offered to customers during the period and the post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. At December 31, 2011, 451 loans with outstanding balances of $75 million were in a trial period and have an estimated post-modification balance of $88 million assuming permanent modification occurs at the end of the trial period.

(b) At December 31, 2011, 53 home equity and second mortgage loans with outstanding balances of $3 million were in a trial period and have an estimated post-modification balance of $5 million assuming permanent modification occurs at the end of the trial period.

(c) At December 31, 2011, 1,591 loans with outstanding balances of $207 million were in a trial period and have an estimated post-modification balance of $232 million assuming permanent modification occurs at the end of the trial period.

(d) Post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) during 2011 that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted
Commercial	665	$ 26
Commercial real estate	64	67
Residential mortgages	623	127
Credit card	8,046	43
Other retail	529	8
Total loans, excluding GNMA and covered loans	9,927	271
Loans purchased from GNMA mortgage pools	857	124
Covered loans	11	26
Total loans	10,795	$421

Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans, and other assets as shown in the following table:

	2011				2010			
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total
Commercial loans	$ 68	$ 137	$ –	$ 205	$ 70	$ 260	$ –	$ 330
Commercial real estate loans	1,956	4,037	–	5,993	2,254	5,952	–	8,206
Residential mortgage loans	3,830	1,360	–	5,190	3,819	1,620	–	5,439
Credit card loans	–	6	–	6	–	5	–	5
Other retail loans	–	867	–	867	–	925	–	925
Losses reimbursable by the FDIC	–	–	2,526	2,526	–	–	3,137	3,137
Covered loans	5,854	6,407	2,526	14,787	6,143	8,762	3,137	18,042
Foreclosed real estate	–	–	274	274	–	–	453	453
Total covered assets	$5,854	$6,407	$2,800	$15,061	$6,143	$8,762	$3,590	$18,495

At December 31, 2011, $.2 billion of the purchased impaired loans included in covered loans were classified as nonperforming assets, compared with $.5 billion at December 31, 2010, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

The Company has an equity interest in a joint venture that is accounted for utilizing the equity method. The principal activities of this entity are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2011 and 2010, the Company had $716 million and $825 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Net gains on the sale of loans of $546 million, $574 million and $710 million for the years ended December 31, 2011, 2010 and 2009, respectively, were included in noninterest income, primarily in mortgage banking revenue.

NOTE 7 *Leases*

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2011	2010
Aggregate future minimum lease payments to be received	$10,882	$10,437
Unguaranteed residual values accruing to the lessor's benefit	1,079	1,191
Unearned income	(1,332)	(1,402)
Initial direct costs	181	189
Total net investment in sales-type and direct financing leases (a)	$10,810	$10,415

(a) The accumulated allowance for uncollectible minimum lease payments was $91 million and $118 million at December 31, 2011 and 2010, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2011:

(Dollars in Millions)	
2012	$2,586
2013	2,581
2014	3,751
2015	1,288
2016	378
Thereafter	298

NOTE 8 *Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities*

The Company sells financial assets in the normal course of business. The majority of the Company's financial asset sales are residential mortgage loan sales primarily to government-sponsored enterprises through established programs, the sale or syndication of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. For loans sold under participation agreements, the Company also considers the terms of the loan participation agreement and whether they meet the definition of a participating interest and thus qualify for derecognition. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. The guarantees provided to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments, are further discussed in Note 22. When the Company sells financial assets, it may retain servicing rights and/or other interests in the transferred financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets and the consideration received and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 10. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company also is an authorized Ginnie Mae issuer and issues Ginnie Mae securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs primarily represent private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in affordable housing development entities that provide capital for communities located in low-income districts and for historic rehabilitation projects that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act. In addition, the Company sponsors entities to which it transfers tax-advantaged investments. The Company's investments in these entities are designed to generate a return primarily through the realization of federal and state income tax credits over specified time periods. The Company realized federal and state income tax credits related to these investments of $756 million, $713 million and $685 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company amortizes its investments in these entities as the tax credits are realized. Tax credit amortization expense is recorded in tax expense for investments meeting certain characteristics, and in other noninterest expense for other investments. Amortization expense recorded in tax expense was $278 million, $228 million and $265 million, and in other noninterest expense was $528 million, $546 million and $436 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, approximately $5.6 billion of the Company's assets and $4.0 billion of its liabilities included on the consolidated balance sheet were related to community development and tax-advantaged investment VIEs, compared with $3.8 billion and $2.6 billion, respectively, at December 31, 2010. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or sold to others.

In addition, the Company sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2011,

$202 million of the held-to-maturity investment securities on the Company's consolidated balance sheet related to the conduit, compared with $400 million at December 31, 2010.

The Company also sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program's entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program's entities. At December 31, 2011, $5.4 billion of available-for-sale securities and $5.3 billion of short-term borrowings on the consolidated balance sheet were related to the tender option bond program, compared with $5.3 billion of available-for-sale securities and $5.7 billion of short-term borrowings at December 31, 2010.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIEs. The Company's investments in unconsolidated VIEs ranged from less than $1 million to $37 million, with an aggregate amount of approximately $1.8 billion at December 31, 2011, and from less than $1 million to $41 million, with an aggregate amount of approximately $2.0 billion at December 31, 2010. The Company's investments in these unconsolidated VIEs generally are carried in other assets on the consolidated balance sheet. While the Company believes potential losses from these investments are remote, the Company's maximum exposure to loss from these unconsolidated VIEs was approximately $4.8 billion at December 31, 2011, compared with $5.0 billion at December 31, 2010. The maximum exposure to loss was primarily related to community development tax-advantaged investments and included $1.8 billion at December 31, 2011 and $1.9 billion at December 31, 2010 recorded on the Company's consolidated balance sheet and $3.0 billion at December 31, 2011 and 2010 of previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The remaining amounts related to investments in private investment funds and partnerships for which the maximum exposure to loss included amounts recorded on the consolidated balance sheet and any unfunded commitments. The maximum exposure was determined by assuming a scenario where the separate investments within the individual private funds were to become worthless, and the community-based business and housing projects and related tax credits completely failed and did not meet certain government compliance requirements.

NOTE 9 Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2011	2010
Land	$ 525	$ 516
Buildings and improvements	3,144	3,073
Furniture, fixtures and equipment	2,449	2,791
Capitalized building and equipment leases	95	88
Construction in progress	44	50
	6,257	6,518
Less accumulated depreciation and amortization	(3,600)	(4,031)
Total	$ 2,657	$ 2,487

NOTE 10 Mortgage Servicing Rights

The Company serviced $191.1 billion of residential mortgage loans for others at December 31, 2011, and $173.9 billion at December 31, 2010. The net impact included in mortgage banking revenue of fair value changes of MSRs and derivatives used to economically hedge MSRs were net gains of $183 million, $139 million and $147 million for the years ended December 31, 2011, 2010 and 2009, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $651 million, $600 million and $512 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$1,837	$1,749	$1,194
Rights purchased	35	65	101
Rights capitalized	619	639	848
Changes in fair value of MSRs			
Due to change in valuation assumptions (a)	(586)	(249)	(15)
Other changes in fair value (b)	(386)	(367)	(379)
Balance at end of period	$1,519	$1,837	$1,749

(a) Principally reflects changes in prepayment speeds, and to a lessor extent, changes in discount rates and escrow earnings assumptions, primarily arising from interest rate changes.
(b) Primarily represents changes due to collection/realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2011				2010			
(Dollars in Millions)	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps
Net fair value	$21	$6	$–	$6	$6	$(5)	$5	$1

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Mortgage Revenue Bond Programs ("MRBP"). The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance.

A summary of the Company's MSRs and related characteristics by portfolio as of December 31 follows:

	2011				2010			
(Dollars in Millions)	MRBP	Government	Conventional (b)	Total	MRBP	Government	Conventional (b)	Total
Servicing portfolio	$13,357	$32,567	$145,158	$191,082	$12,646	$28,880	$132,393	$173,919
Fair market value	$ 155	$ 290	$ 1,074	$ 1,519	$ 166	$ 342	$ 1,329	$ 1,837
Value (bps) (a)	116	89	74	79	131	118	100	106
Weighted-average servicing fees (bps)	40	36	29	31	40	38	30	32
Multiple (value/servicing fees)	2.90	2.47	2.55	2.55	3.28	3.11	3.33	3.31
Weighted-average note rate	5.50%	5.08%	4.97%	5.03%	5.75%	5.35%	5.27%	5.32%
Age (in years)	4.2	2.5	2.8	2.8	4.1	2.2	2.7	2.7
Expected prepayment (constant prepayment rate)	12.9%	21.1%	22.1%	21.3%	12.3%	17.2%	16.2%	16.1%
Expected life (in years)	6.4	4.0	3.8	4.0	6.7	5.1	5.3	5.4
Discount rate	12.1%	11.3%	10.0%	10.4%	11.9%	11.4%	10.3%	10.6%

(a) Value is calculated as fair market value divided by the servicing portfolio
(b) Represents loans sold to government sponsored enterprises.

NOTE 11 *Intangible Assets*

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life (a)	Amortization Method (b)	Balance 2011	Balance 2010
Goodwill		(c)	$ 8,927	$ 8,954
Merchant processing contracts	10 years/8 years	SL/AC	348	421
Core deposit benefits	18 years/5 years	SL/AC	232	283
Mortgage servicing rights		(c)	1,519	1,837
Trust relationships	10 years/6 years	SL/AC	166	200
Other identified intangibles	9 years/5 years	SL/AC	471	472
Total			$11,663	$12,167

(a) Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b) Amortization methods: SL = straight line method AC = accelerated methods generally based on cash flows
(c) Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Merchant processing contracts	$ 90	$102	$117
Core deposit benefits	81	102	103
Trust relationships	35	49	62
Other identified intangibles	93	114	105
Total	$299	$367	$387

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)	
2012	$275
2013	221
2014	168
2015	132
2016	102

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2011 and 2010:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2009	$1,605	$3,526	$1,515	$2,365	$–	$9,011
Goodwill acquired	–	9	5	–	–	14
Disposal	–	–	(57)	–	–	(57)
Other (a)	–	–	–	(14)	–	(14)
Balance at December 31, 2010	$1,605	$3,535	$1,463	$2,351	$–	$8,954
Other (a)	–	(21)	–	(6)	–	(27)
Balance at December 31, 2011	$1,605	$3,514	$1,463	$2,345	$–	$8,927

(a) Other changes in goodwill include a reclassification from goodwill to covered loans related to an FDIC-assisted acquisition for Consumer and Small Business Banking and the effect of foreign exchange translation for Payment Services.

NOTE 12 Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

	2011		2010		2009	
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end						
Federal funds purchased	$ 1,036	.11%	$ 776	.17%	$ 1,329	.11%
Securities sold under agreements to repurchase	6,986	3.35	9,261	2.70	8,866	2.82
Commercial paper	15,973	.12	15,885	.20	14,608	.17
Other short-term borrowings	6,473	.26	6,635	.59	6,509	.48
Total	$30,468	.89%	$32,557	.99%	$31,312	.98%
Average for the year						
Federal funds purchased (b)	$ 968	22.61%	$ 2,180	10.09%	$ 2,457	8.22%
Securities sold under agreements to repurchase	7,483	3.22	9,211	2.75	8,915	2.84
Commercial paper	15,204	.15	15,349	.20	10,924	.32
Other short-term borrowings	7,048	.77	6,979	.75	6,853	.89
Total (b)	$30,703	1.75%	$33,719	1.65%	$29,149	1.89%
Maximum month-end balance						
Federal funds purchased	$ 1,172		$ 6,034		$ 6,352	
Securities sold under agreements to repurchase	9,071		9,261		9,154	
Commercial paper	16,768		15,981		14,608	
Other short-term borrowings	7,514		8,700		9,550	

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b) Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain time frames per specific agreements. These activities reduce the Company's short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2011, 2010 and 2009 was $218 million, $216 million and $199 million, respectively.

NOTE 13 *Long-Term Debt*

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2011	2010
U.S. Bancorp (Parent Company)					
Subordinated notes	Fixed	7.500%	2026	$ 199	$ 199
	Fixed	3.442%	2016	500	–
Convertible senior debentures	Floating	–%	2035	10	10
	Floating	–%	2036	10	64
	Floating	–%	2037	21	21
Medium-term notes	Fixed	1.125%-4.200%	2012-2021	10,530	8,280
	Floating	.694%	2012	500	500
Junior subordinated debentures	Fixed	6.300%-6.625%	2039-2067	2,691	3,985
Capitalized lease obligations, mortgage indebtedness and other (b)				132	(22)
Subtotal				14,593	13,037
Subsidiaries					
Subordinated notes	Fixed	6.375%	2011	–	1,500
	Fixed	6.300%	2014	963	963
	Fixed	4.950%	2014	1,000	1,000
	Fixed	4.800%	2015	500	500
	Fixed	4.375%	2017	1,169	1,348
	Fixed	3.778%	2020	500	500
	Floating	.681%	2014	414	550
Federal Home Loan Bank advances	Fixed	.500%-8.250%	2012-2026	3,710	4,101
	Floating	.392%-1.204%	2012-2017	4,332	4,332
Bank notes	Fixed	5.920%	2012	99	125
	Floating	.191%-.640%	2012-2048	1,146	1,157
Capitalized lease obligations, mortgage indebtedness and other (b)				3,527	2,424
Subtotal				17,360	18,500
Total				$31,953	$31,537

(a) Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.43 percent, 2.31 percent and 1.01 percent, respectively.
(b) Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

Convertible senior debentures issued by the Company pay interest on a quarterly basis until a specified period of time (five or nine years prior to the applicable maturity date). After this date, the Company will not pay interest on the debentures prior to maturity. On the maturity date or on any earlier redemption date, the holder will receive the original principal plus accrued interest. The debentures are convertible at any time on or prior to the maturity date. If the convertible senior debentures are converted, holders of the debentures will generally receive cash up to the accreted principal amount of the debentures plus, if the market price of the Company's stock exceeds the conversion price in effect on the date of conversion, a number of shares of the Company's common stock, or an equivalent amount of cash at the Company's option, as determined in accordance with specified terms. The convertible senior debentures are callable by the Company and putable by the investors at a price equal to 100 percent of the accreted principal amount plus accrued and unpaid interest. During 2011, investors elected to put debentures with a principal amount of $54 million back to the Company. At December 31, 2011, the weighted average conversion price per share for all convertible issuances was $38.66.

During 2010, the Company retired $575 million of 5.54 percent fixed-rate junior subordinated debentures issued to a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities ("ITS") to third party investors. During 2011, the same wholly-owned unconsolidated trust sold the remaining $676 million of junior subordinated debentures to investors to generate cash proceeds to purchase the Company's Series A Non-Cumulative Perpetual Preferred Stock ("Series A Preferred Stock"). As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the junior subordinated debentures, which effectively retired the debt. The Company classifies the remaining $500 million as subordinated notes in long-term debt. In addition, during 2011, the Company elected to redeem $618 million of junior subordinated debentures issued to four other wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 5.75 percent to 10.20 percent. Refer to Note 14, "Junior Subordinated Debentures" for further information on the nature and terms of junior subordinated debentures. There were no issuances of junior subordinated debentures in 2011 or 2010.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $56.4 billion and $48.1 billion at December 31, 2011 and 2010, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2011, were:

(Dollars in Millions)	Parent Company	Consolidated
2012	$ 2,672	$ 7,046
2013	2,848	3,338
2014	1,499	4,158
2015	1,747	3,041
2016	1,945	4,016
Thereafter	3,882	10,354
Total	$14,593	$31,953

NOTE 14 *Junior Subordinated Debentures*

As of December 31, 2011, the Company sponsored, and wholly owned 100 percent of the common equity of, five unconsolidated trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities ("Trust Preferred Securities") to third party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in junior subordinated debt securities of the Company (the "Debentures"). The Debentures held by these trusts, which totaled $2.7 billion, are the sole assets of these trusts. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The guarantee covers the distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the trusts. The Company has the right to redeem the Debentures in whole or in part, on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company used the proceeds from the sales of the Debentures for general corporate purposes.

In addition, as of December 31, 2011, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable ITS to third party investors, originally investing the proceeds in Debentures issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. The Company's obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a subordinated basis, of the payment obligations of the trust. During 2010, the Company exchanged depositary shares representing an ownership interest in the Company's Series A Preferred Stock to acquire a portion of the ITS issued by USB Capital IX. This exchange allowed the Company to retire $575 million of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining $676 million of Debentures to investors to generate cash proceeds to be used to purchase the Company's Series A Preferred Stock pursuant to the stock purchase contracts. As of December 31, 2011, $676 million of the Company's Series A Preferred Stock is the sole asset of USB Capital IX.

The following table is a summary of the securities issued and, the Debentures held by five of the trusts included in long-term debt, as of December 31, 2011:

Issuance Trust (Dollars in Millions)	Issuance Date	Securities Amount	Debentures Amount	Rate Type	Rate	Maturity Date	Earliest Redemption Date
USB Capital XIII	December 2009	$ 500	$ 501	Fixed	6.63	December 2039	December 15, 2014
USB Capital XII	February 2007	535	536	Fixed	6.30	February 2067	February 15, 2012
USB Capital XI	August 2006	765	766	Fixed	6.60	September 2066	September 15, 2011
USB Capital X	April 2006	500	501	Fixed	6.50	April 2066	April 12, 2011
USB Capital IX	March 2006	675	–	N/A	N/A	N/A	N/A
USB Capital VIII	December 2005	375	387	Fixed	6.35	December 2065	December 29, 2010
Total		$3,350	$2,691				

NOTE 15 *Shareholders' Equity*

At December 31, 2011 and 2010, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.9 billion shares of common stock outstanding at December 31, 2011 and 2010, and had 146 million shares reserved for future issuances, primarily under stock option plans and shares that may be issued in connection with the Company's convertible senior debentures, at December 31, 2011.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company's preferred stock was as follows:

	2011				2010			
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	5,746	$ 575	$145	$ 430
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series D	20,000	500	–	500	20,000	500	–	500
Total preferred stock (a)	72,510	$2,751	$145	$2,606	65,746	$2,075	$145	$1,930

(a) The par value of all shares issued and outstanding at December 31, 2011 and 2010, was $1.00 per share.

During 2010, the Company issued depositary shares representing an ownership interest in 5,746 shares of Series A Preferred Stock to investors, in exchange for their portion of USB Capital IX Income Trust Securities. During 2011, the Company issued depositary shares representing an ownership interest in 6,764 shares of Series A Preferred Stock to USB Capital IX, thereby settling the stock purchase contract established between the Company and USB Capital IX as part of the 2006 issuance of USB Capital IX Income Trust Securities. The preferred shares were issued to USB Capital IX for the purchase price specified in the stock forward purchase contract. The Series A Preferred stock has a liquidation preference of $100,000 per share, no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. The Series A Preferred Stock is redeemable at the Company's option, subject to prior approval by the Federal Reserve Board.

During 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series B Preferred Stock"), and during 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series D Preferred Stock"). The Series B Preferred Stock and Series D Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent on the Series B Preferred Stock, and 7.875 percent per annum on the Series D Preferred Stock. Both series are redeemable at the Company's option, on or after specific dates, subject to the prior approval of the Federal Reserve Board.

During 2011, 2010 and 2009, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2011, the Company had approximately 29 million shares that may yet be purchased under the current Board of Directors approved authorization.

The following table summarizes the Company's common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2011	22	$550
2010	1	16
2009	–	4

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders' equity for the years ended December 31, is as follows:

(Dollars in Millions)	Transactions Pre-tax	Transactions Tax-effect	Transactions Net-of-tax	Balances Net-of-Tax
2011				
Changes in unrealized gains and losses on securities available-for-sale	$ 920	$ (351)	$ 569	$ 360
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(25)	10	(15)	–
Unrealized gain (loss) on derivative hedges	(343)	130	(213)	(484)
Foreign currency translation	(16)	6	(10)	(49)
Realized loss on derivative hedges	–	–	–	(5)
Reclassification for realized (gains) losses	363	(138)	225	–
Unrealized gains (losses) on retirement plans	(464)	177	(287)	(1,022)
Total	$ 435	$ (166)	$ 269	$(1,200)
2010				
Changes in unrealized gains and losses on securities available-for-sale	$ 432	$ (163)	$ 269	$ (213)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(66)	25	(41)	–
Unrealized gain (loss) on derivative hedges	(145)	56	(89)	(408)
Foreign currency translation	24	(10)	14	(39)
Realized loss on derivative hedges	–	–	–	(6)
Reclassification for realized (gains) losses	(28)	11	(17)	–
Unrealized gains (losses) on retirement plans	(197)	76	(121)	(803)
Total	$ 20	$ (5)	$ 15	$(1,469)
2009				
Changes in unrealized gains and losses on securities available-for-sale	$2,131	$ (810)	$1,321	$ (393)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(402)	153	(249)	–
Unrealized gain (loss) on derivative hedges	516	(196)	320	(319)
Foreign currency translation	40	(15)	25	(53)
Realized loss on derivative hedges	–	–	–	(8)
Reclassification for realized (gains) losses	492	(187)	305	–
Unrealized gains (losses) on retirement plans	254	(97)	157	(711)
Total	$3,031	$(1,152)	$1,879	$(1,484)

Regulatory Capital The measures used to assess capital by bank regulatory agencies include two principal risk-based ratios, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders' equity plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries (subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2011 and 2010, for the Company and its bank subsidiaries, see Table 22 included in Management's Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company's regulatory capital at December 31:

(Dollars in Millions)	2011	2010
Tier 1 Capital		
Common shareholders' equity	$ 31,372	$ 27,589
Qualifying preferred stock	2,606	1,930
Qualifying trust preferred securities	2,675	3,949
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	687	692
Less intangible assets		
Goodwill (net of deferred tax liability)	(8,239)	(8,337)
Other disallowed intangible assets	(905)	(1,097)
Other (a)	977	1,221
Total Tier 1 Capital	29,173	25,947
Tier 2 Capital		
Eligible portion of allowance for credit losses	3,412	3,125
Eligible subordinated debt	3,469	3,943
Other	13	18
Total Tier 2 Capital	6,894	7,086
Total Risk Based Capital	$ 36,067	$ 33,033
Risk-Weighted Assets	$271,333	$247,619

(a) Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

Noncontrolling interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company's primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share ("Series A Preferred Securities") to third party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum of 6.091 percent from December 22, 2006 to, but excluding, January 15, 2012. After January 15, 2012, the rate will be equal to three-month LIBOR plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on the dividend payment date occurring in January 2012 and each fifth anniversary thereafter, or in whole but not in part, at the option of USB Realty Corp. on any dividend date before or after January 2012 that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

NOTE 16 *Earnings Per Share*

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2011	2010	2009
Net income attributable to U.S. Bancorp	$4,872	$3,317	$2,205
Preferred dividends	(129)	(89)	(228)
Equity portion of gain on ITS exchange transaction, net of tax (a)	—	118	—
Accretion of preferred stock discount	—	—	(14)
Deemed dividend on preferred stock redemption (b)	—	—	(154)
Earnings allocated to participating stock awards	(22)	(14)	(6)
Net income applicable to U.S. Bancorp common shareholders	$4,721	$3,332	$1,803
Average common shares outstanding	1,914	1,912	1,851
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	9	9	8
Average diluted common shares outstanding	1,923	1,921	1,859
Earnings per common share	$ 2.47	$ 1.74	$ .97
Diluted earnings per common share	$ 2.46	$ 1.73	$ .97

(a) During 2010, the Company exchanged depositary shares representing an ownership interest in 5,746 shares of Series A Preferred Stock for approximately 46 percent of the outstanding ITS issued by USB Capital IX to third party investors, retired a pro-rata portion of the related junior subordinated debentures and cancelled a pro-rata portion of the related stock purchase contracts.

(b) Represents the unaccreted discount remaining on the Company's Series E Fixed Rate Cumulative Perpetual Preferred Stock at the redemption date.

Options and warrants outstanding at December 31, 2011, 2010 and 2009, to purchase 54 million, 56 million and 70 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2011, 2010 and 2009, respectively, because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company's common stock pursuant to specified formulas, were not included in the computation of dilutive earnings per share because they were antidilutive.

NOTE 17 *Employee Benefits*

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Although the matching contribution is initially invested in the Company's common stock, an employee can reinvest the matching contribution among various investment alternatives. Total expense for the Company's matching contributions was $103 million, $96 million and $78 million in 2011, 2010 and 2009, respectively.

Pension Plans The Company has tax qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. As a result of plan mergers, pension benefits may also be provided using two cash balance benefit formulas where only investment or interest credits continue to be credited to participants' accounts. Effective January 1, 2010, the Company established a new cash balance formula for certain current and all future eligible employees. Participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service.

In general, the Company's qualified pension plans' objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all of the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return ("LTROR"). Annually, the Company's Compensation and Human Resources Committee (the "Committee"), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company's funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made no contributions to the qualified pension plans in 2011 or 2010, and anticipates no contributions in 2012. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2012, the Company expects to contribute $21 million to its non-qualified pension plans which equals the 2012 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for subsidized retiree health care benefits by meeting defined age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service. Contributions have previously been made to the plan, and in 2012, the Company anticipates no contributions to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the consolidated balance sheet at December 31 for the retirement plans:

(Dollars in Millions)	Pension Plans 2011	Pension Plans 2010	Postretirement Welfare Plan 2011	Postretirement Welfare Plan 2010
Change In Projected Benefit Obligation				
Benefit obligation at beginning of measurement period	$ 2,929	$ 2,496	$181	$186
Service cost	119	93	4	7
Interest cost	169	155	9	11
Plan participants' contributions	–	–	13	11
Actuarial loss (gain)	177	309	(15)	(11)
Benefit payments	(105)	(93)	(25)	(25)
Lump sum settlements	(28)	(31)	–	–
Federal subsidy on benefits paid	–	–	3	2
Benefit obligation at end of measurement period (a)	$ 3,261	$ 2,929	$170	$181
Change In Fair Value Of Plan Assets				
Fair value at beginning of measurement period	$ 2,305	$ 2,089	$131	$144
Actual return on plan assets	(90)	321	—	—
Employer contributions	21	19	1	1
Plan participants' contributions	—	—	13	11
Benefit payments	(105)	(93)	(25)	(25)
Lump sum settlements	(28)	(31)	—	—
Fair value at end of measurement period	$ 2,103	$ 2,305	$120	$131
Funded (Unfunded) Status	$(1,158)	$ (624)	$ (50)	$ (50)
Components Of The Consolidated Balance Sheet				
Noncurrent benefit asset	$ –	$ 6	$ –	$ –
Current benefit liability	(21)	(24)	–	–
Noncurrent benefit liability	(1,137)	(606)	(50)	(50)
Recognized amount	$(1,158)	$ (624)	$ (50)	$ (50)
Accumulated Other Comprehensive Income (Loss), Pretax				
Net actuarial gain (loss)	$(1,746)	$(1,398)	$ 67	$ 63
Net prior service credit (cost)	25	35	–	1
Net transition asset (obligation)	–	–	–	(1)
Recognized amount	$(1,721)	$(1,363)	$ 67	$ 63

(a) At December 31, 2011 and 2010, the accumulated benefit obligation for all pension plans was $3.0 billion and $2.7 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2011	2010
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$3,261	$2,895
Fair value of plan assets	2,103	2,265
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	2,986	2,698
Fair value of plan assets	2,066	2,265

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan		
(Dollars in Millions)	2011	2010	2009	2011	2010	2009
Components Of Net Periodic Benefit Cost						
Service cost	$ 119	$ 93	$ 80	$ 4	$ 7	$ 6
Interest cost	169	155	152	9	11	11
Expected return on plan assets	(207)	(215)	(215)	(5)	(5)	(5)
Prior service cost (credit) and transition obligation (asset) amortization	(9)	(12)	(6)	–	–	–
Actuarial loss (gain) amortization	125	64	49	(6)	(5)	(7)
Net periodic benefit cost	$ 197	$ 85	$ 60	$ 2	$ 8	$ 5
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)						
Net actuarial gain (loss) arising during the year	$(474)	$(203)	$ 230	$10	$ 6	$(11)
Net actuarial loss (gain) amortized during the year	125	64	49	(6)	(5)	(7)
Net prior service credit (cost) arising during the year	–	–	35	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(9)	(12)	(6)	–	–	–
Total recognized in other comprehensive income (loss)	$(358)	$(151)	$ 308	$ 4	$ 1	$(18)
Total recognized in net periodic benefit cost and other comprehensive income (loss) (a) (b)	$(555)	$(236)	$ 248	$ 2	$ (7)	$(23)

(a) The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2012 are $161 million and $(5) million, respectively.

(b) The pretax estimated actuarial loss (gain) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2012 is $(7) million.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan	
(Dollars in Millions)	2011	2010	2011	2010
Discount rate (a)	5.1%	5.7%	4.3%	4.9%
Rate of compensation increase (b)	4.1	4.0	*	*
Health care cost trend rate for the next year (c)				
Prior to age 65			8.0%	8.0%
After age 65			12.0	14.0
Effect on accumulated postretirement benefit obligation				
One percent increase			$ 8	$ 10
One percent decrease			(8)	(9)

(a) The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.8, 11.4 and 7.7 years, respectively, for 2011, and of 14.0, 11.0 and 7.7 years, respectively, for 2010.

(b) Determined on a liability weighted basis.

(c) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.

* *Not applicable*

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan		
(Dollars in Millions)	2011	2010	2009	2011	2010	2009
Discount rate (a)	5.7%	6.2%	6.4%	4.9%	5.6%	6.3%
Expected return on plan assets (b)	8.3	8.5	8.5	3.5	3.5	3.5
Rate of compensation increase (c)	4.0	3.0	3.0	*	*	*
Health care cost trend rate (d)						
Prior to age 65				8.0%	8.0%	7.0%
After age 65				14.0	14.0	21.0
Effect on total of service cost and interest cost						
One percent increase				$ –	$ –	$ 1
One percent decrease				–	–	(1)

(a) The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.8, 11.4 and 7.7 years, respectively, for 2011, and of 14.0, 11.0 and 7.7 years, respectively, for 2010.

(b) With the help of an independent pension consultant, a range of potential expected rates of return, economic conditions, historical performance relative to assumed rates of return and asset allocation, and peer group LTROR information are used in developing the plan assumptions for its expected long-term rates of return on plan assets. The Company determined its 2011 expected long-term rates of return reflect current economic conditions and plan assets.

(c) Determined on a liability weighted basis.

(d) The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.

** Not applicable*

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the U.S. and in foreign countries.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plans' long-term up-side potential. Given the pension plans' investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in global equities diversified among various domestic and international equity categories is appropriate. The target asset allocation for the Company's qualified pension plans at December 31, 2011 is 45 percent passively managed global equities, 25 percent actively managed global equities, 10 percent domestic mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 10 percent long term debt securities. The target asset allocation at December 31, 2010 was 55 percent domestic large cap equities, 19 percent domestic mid cap equities, 6 percent domestic small cap equities and 20 percent international equities.

At December 31, 2011 and 2010, plan assets of the qualified pension plans included asset management arrangements with related parties totaling $95 million and $512 million, respectively.

Under a contractual agreement with U.S. Bancorp Asset Management, Inc. an affiliate of the Company, certain plan assets are lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers may collateralize the loaned securities with either cash or non-cash securities. Cash collateral held at December 31, 2011 and 2010 totaled $12 million and $232 million, respectively, with corresponding obligations to return the cash collateral of $20 million and $240 million, respectively.

Per authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.

The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in collective investment and mutual funds whose fair values are determined using the net asset value provided by the administrator of the fund and as a result are classified as Level 2. In addition, the qualified pension plans invest in long-term debt securities that are valued using third party pricing services and are classified as Level 2. The qualified pension plan invests in a money market mutual fund with cash collateral from its securities lending arrangement, whose fair value is determined based on quoted prices in markets that are less active and therefore is classified as Level 2. Additionally, the qualified pension plan has investments in limited partnership interests and debt securities whose fair values are determined by the Company by analyzing the limited partnerships' audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are classified as Level 3.

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan	
	2011			2010			2011	2010
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Cash and cash equivalents	$ 16	$ –	$ –	$ 30	$ –	$ –	$120	$131
Long-term debt securities	63	36	7	–	–	8	–	–
Domestic equity securities	232	–	–	1,174	–	–	–	–
Domestic mid-small cap equity securities	159	–	–	515	–	–	–	–
International equity securities	250	–	–	537	–	–	–	–
Real estate equity securities	103	–	–	51	–	–	–	–
Collective investment funds								
Domestic equity securities	–	509	–	–	–	–	–	–
Domestic mid-small cap equity securities	–	53	–	–	–	–	–	–
Emerging markets equity securities	–	51	–	–	–	–	–	–
International equity securities	–	455	–	–	–	–	–	–
Mutual funds								
Money market	–	6	–	–	224	–	–	–
Long-term debt securities	–	127	–	–	–	–	–	–
Emerging markets equity securities	–	50	–	–	–	–	–	–
Other	–	–	6	–	–	6	–	–
Total (a)	$823	$1,287	$13	$2,307	$224	$14	$120	$131

(a) Total investment assets of the pension plans exclude obligations to return cash collateral to qualified borrowers of $20 million and $240 million at December 31, 2011 and 2010, respectively, under security lending arrangements.

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2011		2010	
(Dollars in Millions)	Debt Securities	Other	Debt Securities	Other
Balance at beginning of period	$ 8	$ 6	$ 7	$6
Unrealized gains (losses) relating to assets still held at end of year	–	(9)	3	–
Purchases, sales, principal payments, issuances, and settlements	(1)	9	(2)	–
Balance at end of period	$ 7	$ 6	$ 8	$6

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy
2012	$146	$17	$2
2013	153	18	3
2014	160	19	3
2015	166	20	3
2016	173	20	3
2017–2021	988	93	3

(a) Net of retiree contributions and before Medicare Part D subsidy.

NOTE 18 *Stock-Based Compensation*

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company's common stock, or options to buy the Company's stock, based on the conversion terms of the various merger agreements. At December 31, 2011, there were 65 million shares (subject to adjustment for forfeitures) available for grant under various plans.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
2011				
Number outstanding at beginning of period	85,622,705	$26.80		
Granted	4,063,369	28.66		
Exercised	(8,508,107)	19.49		
Cancelled (a)	(5,354,026)	28.44		
Number outstanding at end of period (b)	75,823,941	$27.60	5.2	$ (42)
Exercisable at end of period	57,039,334	$29.14	4.4	$(120)
2010				
Number outstanding at beginning of period	88,379,469	$26.49		
Granted	5,417,631	23.98		
Exercised	(5,769,586)	19.38		
Cancelled (a)	(2,404,809)	27.03		
Number outstanding at end of period (b)	85,622,705	$26.80	5.5	$ 15
Exercisable at end of period	57,542,065	$28.28	4.4	$ (76)
2009				
Number outstanding at beginning of period	82,293,011	$29.08		
Granted	14,316,237	12.04		
Exercised	(1,085,328)	19.98		
Cancelled (a)	(7,144,451)	28.33		
Number outstanding at end of period (b)	88,379,469	$26.49	6.1	$(352)
Exercisable at end of period	50,538,048	$27.52	4.5	$(253)

(a) Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b) Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The following table includes the weighted average estimated fair value and assumptions utilized by the Company for newly issued grants:

Year Ended December 31	2011	2010	2009
Estimated fair value	$10.55	$8.36	$3.39
Risk-free interest rates	2.5%	2.5%	1.8%
Dividend yield	2.5%	3.0%	4.2%
Stock volatility factor	.47	.47	.44
Expected life of options (in years)	5.5	5.5	5.5

Expected stock volatility is based on several factors including the historical volatility of the Company's stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company's expected dividend yield over the life of the options.

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Fair value of options vested	$ 54	$ 61	$74
Intrinsic value of options exercised	61	35	3
Cash received from options exercised	165	112	22
Tax benefit realized from options exercised	23	13	1

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2011, is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$11.02 - $15.00	10,225,221	7.1	$11.42	4,141,927	$11.43
$15.01 - $20.00	212,080	4.4	19.28	182,151	19.50
$20.01 - $25.00	10,530,634	4.3	22.68	6,814,608	22.05
$25.01 - $30.00	17,848,881	4.8	29.12	13,566,583	29.32
$30.01 - $35.00	27,400,486	5.2	31.65	22,727,835	31.55
$35.01 - $36.25	9,606,639	5.0	36.07	9,606,230	36.07
	75,823,941	5.2	$27.60	57,039,334	$29.14

Restricted Stock and Unit Awards

A summary of the status of the Company's restricted shares of stock and unit awards is presented below:

	2011		2010		2009	
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested Shares						
Outstanding at beginning of period	8,811,027	$19.74	6,788,203	$16.68	2,420,535	$32.42
Granted	3,136,086	28.20	4,398,660	24.05	5,435,363	12.09
Vested	(2,552,979)	20.15	(1,862,228)	18.71	(869,898)	31.84
Cancelled	(398,839)	22.20	(513,608)	20.00	(197,797)	16.52
Outstanding at end of period	8,995,295(a)	$22.46	8,811,027	$19.74	6,788,203	$16.68

(a) Includes maximum number of shares to be received by participants under awards that are based on the achievement of certain future performance criteria by the Company.

The total fair value of shares vested was $72 million, $44 million, and $12 million for 2011, 2010 and 2009, respectively. Stock-based compensation expense was $118 million, $113 million and $89 million for 2011, 2010 and 2009, respectively. On an after-tax basis, stock-based compensation was $73 million, $70 million and $55 million for 2011, 2010, and 2009, respectively. As of December 31, 2011, there was $156 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

NOTE 19 *Income Taxes*

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Federal			
Current	$ 907	$1,105	$ 765
Deferred	689	(339)	(499)
Federal income tax	1,596	766	266
State			
Current	186	200	175
Deferred	59	(31)	(46)
State income tax	245	169	129
Total income tax provision	$1,841	$ 935	$ 395

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company's applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Tax at statutory rate	$2,320	$1,470	$ 921
State income tax, at statutory rates, net of federal tax benefit	159	110	84
Tax effect of			
Tax credits, net of related expenses	(458)	(462)	(421)
Tax-exempt income	(226)	(214)	(202)
Noncontrolling interests	29	18	(11)
Other items	17	13	24
Applicable income taxes	$1,841	$ 935	$ 395

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, pension and post-retirement plans and certain tax benefits related to stock options are recorded directly to shareholders' equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Included in earnings for 2011, 2010 and 2009 were changes in income tax expense and associated liabilities related to the resolution of various state income tax examinations which cover varying years from 2001 through 2008 in different states. The resolution of these cycles was the result of negotiations held between the Company and representatives of various taxing authorities throughout the examinations. Federal tax examinations for all years ending through December 31, 2006, are completed and resolved. The Company's tax returns for the years ended December 31, 2007 and 2008 are under examination by the Internal Revenue Service, and during 2011, the Internal Revenue Service began its examination of the Company's tax returns for the years ended December 31, 2009 and 2010. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$532	$440	$283
Additions for tax positions taken in prior years	24	116	31
Additions for tax positions taken in the current year	2	30	145
Exam resolutions	(70)	–	(12)
Statute expirations	(9)	(54)	(7)
Balance at end of period	$479	$532	$440

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2011, 2010 and 2009, were $220 million, $253 million and $202 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2011, the Company's uncertain tax position balances included $47 million in accrued interest. During the years ended December 31, 2011, 2010 and 2009 the Company recorded approximately $(2) million, $(6) million and $13 million, respectively, in interest on unrecognized tax positions.

The remainder of the Company's unrecognized tax positions relate principally to the timing of deductions for losses on various securities and debt obligations. The Company expects the conclusion of examinations and other developments in 2012 will likely result in a significant decrease in these uncertain tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company's net deferred tax asset (liability) as of December 31 were:

(Dollars in Millions)	2011	2010
Deferred Tax Assets		
Allowance for credit losses	$ 1,872	$ 2,100
Accrued expenses	399	317
Pension and postretirement benefits	281	113
Stock compensation	203	201
Securities available-for-sale and financial instruments	85	393
Federal, state and foreign net operating loss carryforwards	26	52
Partnerships and other investment assets	571	429
Other deferred tax assets, net	96	284
Gross deferred tax assets	3,533	3,889
Deferred Tax Liabilities		
Leasing activities	(3,048)	(2,269)
Mortgage servicing rights	(522)	(311)
Goodwill and other intangible assets	(517)	(407)
Loans	(175)	(139)
Fixed assets	(169)	(113)
Other deferred tax liabilities, net	(176)	(176)
Gross deferred tax liabilities	(4,607)	(3,415)
Valuation allowance	(51)	(50)
Net Deferred Tax Asset (Liability)	$(1,125)	$ 424

The Company has established a valuation allowance to offset deferred tax assets related to state and foreign net operating loss carryforwards which are subject to various limitations under the respective income tax laws and some of which may expire unused. The Company has approximately $423 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2023. Management has determined a valuation reserve is not required for most of the remaining deferred tax assets because it is more likely than not these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2011, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company's banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

NOTE 20 *Derivative Instruments*

The Company recognizes all derivatives in the consolidated balance sheet at fair value as other assets or liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability ("fair value hedge"); a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized asset or liability ("cash flow hedge"); a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"); or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company's operations ("free-standing derivative").

Of the Company's $54.7 billion of total notional amount of asset and liability management positions at December 31, 2011, $14.1 billion was designated as a fair value, cash flow or net investment hedge. When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and junior subordinated debentures. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2011, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until expense from the cash flows of the hedged items is realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts within other comprehensive income (loss) remain. At December 31, 2011, the Company had $489 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $414 million (net-of-tax) at December 31, 2010. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $124 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2011, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2011.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell TBAs and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale. The Company also enters into U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy TBAs to economically hedge the change in the fair value of the Company's MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. To mitigate the market and liquidity risk associated with these customer derivatives, the Company enters into similar offsetting positions with broker-dealers. The Company also has derivative contracts that are created through its operations, including commitments to originate mortgage loans held for sale and certain derivative financial guarantee contracts.

For additional information on the Company's purpose for entering into derivative transactions and its overall risk management strategies, refer to "Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks" which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides information on the fair value of the Company's derivative positions as of December 31:

(Dollars in Millions)	2011 Asset Derivatives	2011 Liability Derivatives	2010 Asset Derivatives	2010 Liability Derivatives
Total fair value of derivative positions	$1,913	$ 2,554	$1,799	$ 2,174
Netting (a)	(294)	(1,889)	(280)	(1,163)
Total	$1,619	$ 665	$1,519	$ 1,011

Note: The fair value of asset and liability derivatives are included in Other assets and Other liabilities on the Consolidated Balance Sheet, respectively.

(a) Represents netting of derivative asset and liability balances, and related collateral, with the same counterparty subject to master netting agreements. Authoritative accounting guidance permits the netting of derivative receivables and payables when a legally enforceable master netting agreement exists between the Company and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of contracts through a single payment, in a single currency, in the event of default on or termination of any one contract. At December 31, 2011, the amount of cash and money market investments collateral posted by counterparties that was netted against derivative assets was $88 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $1.7 billion. At December 31, 2010, the amount of cash and money market investments collateral posted by counterparties that was netted against derivative assets was $55 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $936 million.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives		
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2011						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	$ 500	$ 27	4.09	$ –	$ –	–
Foreign exchange cross-currency swaps	688	17	5.17	432	23	5.17
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	–	–	–	4,788	803	4.03
Receive fixed/pay floating swaps	750	–	2.75	6,250	6	2.86
Net investment hedges						
Foreign exchange forward contracts	708	4	.08	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	14,270	150	.07	29	–	.12
Sell	231	1	.15	14,415	134	.11
Options						
Purchased	1,250	–	.07	–	–	–
Written	4,421	80	.10	11	1	.13
Receive fixed/pay floating swaps	2,625	9	10.21	–	–	–
Foreign exchange forward contracts	261	1	.08	567	5	.09
Equity contracts	54	1	1.05	10	–	.64
Credit contracts	800	7	3.71	1,600	8	3.59
December 31, 2010						
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	1,800	72	55.75	–	–	–
Foreign exchange cross-currency swaps	891	70	6.17	445	–	6.17
Cash flow hedges						
Interest rate contracts						
Pay fixed/receive floating swaps	–	–	–	4,788	688	5.03
Net investment hedges						
Foreign exchange forward contracts	512	3	.08	–	–	–
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	2,879	20	.10	6,312	79	.05
Sell	9,082	207	.07	6,002	51	.09
Options						
Purchased	1,600	–	.06	–	–	–
Written	6,321	23	.07	1,348	9	.07
Receive fixed/pay floating swaps	2,250	3	10.22	–	–	–
Foreign exchange forward contracts	158	1	.09	694	6	.09
Equity contracts	61	3	1.60	–	–	–
Credit contracts	650	2	3.22	1,183	7	2.71

The following table summarizes the customer-related derivative positions of the Company:

(Dollars in Millions)	Asset Derivatives Notional Value	Asset Derivatives Fair Value	Asset Derivatives Weighted-Average Remaining Maturity In Years	Liability Derivatives Notional Value	Liability Derivatives Fair Value	Liability Derivatives Weighted-Average Remaining Maturity In Years
December 31, 2011						
Interest rate contracts						
Receive fixed/pay floating swaps	$16,230	$1,216	4.98	$ 523	$ 1	2.52
Pay fixed/receive floating swaps	99	–	1.81	16,206	1,182	5.10
Options						
Purchased	2,660	26	6.11	–	–	–
Written	–	–	–	2,660	26	6.11
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	7,982	369	.54	8,578	360	.49
Options						
Purchased	127	5	.41	–	–	–
Written	–	–	–	127	5	.41
December 31, 2010						
Interest rate contracts						
Receive fixed/pay floating swaps	15,730	956	4.64	1,294	21	6.01
Pay fixed/receive floating swaps	1,315	24	6.12	15,769	922	4.68
Options						
Purchased	2,024	13	1.98	115	12	.36
Written	472	12	.26	1,667	13	2.35
Foreign exchange rate contracts						
Forwards, spots and swaps (a)	7,772	384	.74	7,694	360	.75
Options						
Purchased	224	6	.40	–	–	–
Written	–	–	–	224	6	.40

(a) Reflects the net of long and short positions.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

(Dollars in Millions)	Gains (Losses) Recognized in Other Comprehensive Income (Loss) 2011	2010	2009	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings 2011	2010	2009
Asset and Liability Management Positions						
Cash flow hedges						
Interest rate contracts (a)	$(213)	$(235)	$114	$(138)	$(148)	$(209)
Net investment hedges						
Foreign exchange forward contracts	34	(25)	(44)	–	–	–

Note: Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2011, 2010 and 2009.
(a) Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	Gains (Losses) Recognized in Earnings 2011	2010	2009
Asset and Liability Management Positions				
Fair value hedges (a)				
Interest rate contracts	Other noninterest income	$ (36)	$ (31)	$ (27)
Foreign exchange cross-currency swaps	Other noninterest income	(69)	(193)	115
Other economic hedges				
Interest rate contracts				
Futures and forwards	Mortgage banking revenue	23	831	184
Purchased and written options	Mortgage banking revenue	456	425	300
Receive fixed/pay floating swaps	Mortgage banking revenue	518	–	–
Pay fixed/receive floating swaps	Mortgage banking revenue	1	–	–
Foreign exchange forward contracts	Commercial products revenue	(81)	(16)	(46)
Equity contracts	Compensation expense	1	1	(22)
Credit contracts	Other noninterest income/expense	–	(6)	29
Customer-Related Positions				
Interest rate contracts				
Receive fixed/pay floating swaps	Other noninterest income	302	201	(658)
Pay fixed/receive floating swaps	Other noninterest income	(317)	(196)	696
Purchased and written options	Other noninterest income	–	1	(1)
Foreign exchange rate contracts				
Forwards, spots and swaps	Commercial products revenue	53	49	49
Purchased and written options	Commercial products revenue	–	1	1

(a) Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $29 million and $72 million for the year ended December 31, 2011, respectively, $35 million and $193 million for the year ended December 31, 2010, respectively, and $25 million and $(114) million for the year ended December 31, 2009, respectively. The ineffective portion was immaterial for the years ended December 31, 2011, 2010 and 2009.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk based on its assessment of the probability of counterparty default and includes that risk within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting agreements and, where possible, by requiring collateral agreements. These collateral agreements require the counterparty to post, on a daily basis, collateral (typically cash) equal to the Company's net derivative receivable. For highly-rated counterparties, the agreements may include minimum dollar posting thresholds, but allow for the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties.

The Company's collateral agreements are bilateral and, therefore, contain provisions that require collateralization of the Company's net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company's credit rating from two of the nationally recognized statistical rating organizations. If the Company's credit rating were to fall below credit ratings thresholds established in the collateral agreements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral agreements that were in a net liability position at December 31, 2011, was $1.9 billion. At December 31, 2011, the Company had $1.7 billion of cash posted as collateral against this net liability position.

NOTE 21 *Fair Values of Assets and Liabilities*

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, certain mortgage loans held for sale ("MLHFS") and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

- Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury and exchange-traded instruments.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs, certain debt securities, including the Company's SIV-related securities and non-agency mortgage-backed securities, and certain derivative contracts.

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. For the years ended December 31, 2011, 2010 and 2009, there were no significant transfers of financial assets or financial liabilities between the hierarchy levels, except for the transfer of non-agency mortgage-backed securities from Level 2 to Level 3 in the first quarter of 2009, as discussed below.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, for financial assets and liabilities measured at fair value, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During 2011, 2010 and 2009, there were no significant changes to the valuation techniques used by the Company to measure fair value.

Cash and Cash Equivalents The carrying value of cash, amounts due from banks, federal funds sold and securities purchased under resale agreements was assumed to approximate fair value.

Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities are predominantly U.S. Treasury securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and reviews the security level prices provided by the pricing service against management's expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with observable market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, and perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities using a cash flow methodology and incorporating observable market information, where available. Cash flow methodologies and other market valuation techniques involving management judgment use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated to reflect market developments. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to an independent internal review, including a comparison to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations, certain corporate debt securities and SIV-related securities. Beginning in the first quarter of 2009, due to the limited number of trades of non-agency mortgage-backed securities and lack of reliable evidence about transaction prices, the Company began determining the fair value of these securities using a cash flow methodology and incorporating observable market information, where available. The use of a cash flow methodology resulted in the Company transferring some non-agency mortgage-backed securities to Level 3 in the first quarter of 2009. This transfer did not impact earnings and was not significant to shareholders' equity of the Company or the carrying amount of the securities.

The following table shows the valuation assumption ranges for Level 3 available-for-sale non-agency mortgage-backed securities:

	Prime (a)			Non-prime		
	Minimum	Maximum	Average	Minimum	Maximum	Average
December 31, 2011						
Estimated lifetime prepayment rates	4%	23%	13%	1%	13%	6%
Lifetime probability of default rates	–	14	2	–	20	7
Lifetime loss severity rates	9	80	39	8	88	54
Discount margin	3	36	7	5	40	11
December 31, 2010						
Estimated lifetime prepayment rates	4%	28%	13%	1%	13%	6%
Lifetime probability of default rates	–	14	1	–	20	8
Lifetime loss severity rates	16	100	41	10	88	56
Discount margin	3	30	6	3	40	11

(a) Prime securities are those designated as such by the issuer or those with underlying asset characteristics and/or credit enhancements consistent with securities designated as prime.

Certain mortgage loans held for sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $15 million net gain, a $125 million net loss and a $206 million net gain, for the years ended December 31, 2011, 2010 and 2009, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics. Generally, loan fair values reflect Level 3 information.

Mortgage servicing rights MSRs are valued using a cash flow methodology and third party prices, if available. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset's future cash flows using market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys, and independent third party valuations. Risks inherent in MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. Refer to Note 10 for further information on MSR valuation assumptions.

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Scholes and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company's evaluation of credit risk as well as external assessments of credit risk, where available. In its assessment of nonperformance risk, the Company considers its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. The majority of these derivatives are classified within Level 2 of the fair value hierarchy as the significant inputs to the models are observable. An exception to the Level 2 classification is certain derivative transactions for which the risk of nonperformance cannot be observed in the market. These derivatives are classified within Level 3 of the fair value hierarchy. In addition, commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, are valued by pricing models that include market observable and unobservable inputs. Due to the significant unobservable inputs, these commitments are classified within Level 3 of the fair value hierarchy.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current market rates.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates.

Long-term Debt The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third party. The fair value of residential mortgage commitments is estimated based on observable and unobservable inputs. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2011					
Available-for-sale securities					
U.S. Treasury and agencies	$ 562	$ 495	$ –	$ –	$ 1,057
Mortgage-backed securities					
Residential					
Agency	–	40,314	–	–	40,314
Non-agency					
Prime	–	–	803	–	803
Non-prime	–	–	802		802
Commercial					
Agency	–	140	–	–	140
Non-agency	–	–	42	–	42
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	86	120	–	206
Other	–	564	117	–	681
Obligations of state and political subdivisions	–	6,539	–	–	6,539
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	818	9	–	827
Perpetual preferred securities	–	318	–	–	318
Other investments	193	9	–	–	202
Total available-for-sale	755	49,289	1,893	–	51,937
Mortgage loans held for sale	–	6,925	–	–	6,925
Mortgage servicing rights	–	–	1,519	–	1,519
Derivative assets	–	632	1,281	(294)	1,619
Other assets	146	467	–	–	613
Total	$ 901	$57,313	$4,693	$ (294)	$62,613
Derivative liabilities	$ –	$ 2,501	$ 53	$(1,889)	$ 665
Other liabilities	75	538	–	–	613
Total	$ 75	$ 3,039	$ 53	$(1,889)	$ 1,278
December 31, 2010					
Available-for-sale securities					
U.S. Treasury and agencies	$ 873	$ 1,664	$ –	$ –	$ 2,537
Mortgage-backed securities					
Residential					
Agency	–	37,703	–	–	37,703
Non-agency					
Prime	–	–	1,103	–	1,103
Non-prime	–	–	947	–	947
Commercial					
Agency	–	197	–	–	197
Non-agency	–	–	50	–	50
Asset-backed securities					
Collateralized debt obligations/Collateralized loan obligations	–	89	135	–	224
Other	–	587	133	–	720
Obligations of state and political subdivisions	–	6,417	–	–	6,417
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	949	9	–	958
Perpetual preferred securities	–	448	–	–	448
Other investments	181	18	–	–	199
Total available-for-sale	1,054	48,078	2,377	–	51,509
Mortgage loans held for sale	–	8,100	–	–	8,100
Mortgage servicing rights	–	–	1,837	–	1,837
Derivative assets	–	846	953	(280)	1,519
Other assets	–	470	–	–	470
Total	$1,054	$57,494	$5,167	$ (280)	$63,435
Derivative liabilities	$ –	$ 2,072	$ 102	$(1,163)	$ 1,011
Other liabilities	–	470	–	–	470
Total	$ –	$ 2,542	$ 102	$(1,163)	$ 1,481

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income	Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Net Total Purchases, Sales, Principal Payments, Issuances and Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
2011							
Available-for-sale securities							
Mortgage-backed securities							
Residential non-agency							
Prime	$1,103	$ 6	$ 4	$ (310)	$ –	$ 803	$ (4)
Non-prime	947	(7)	1	(139)	–	802	1
Commercial non-agency	50	3	(3)	(8)	–	42	(2)
Asset-backed securities							
Collateralized debt obligations/Collateralized loan obligations	135	13	5	(33)	–	120	5
Other	133	10	(7)	(19)	–	117	(7)
Corporate debt securities	9	–	–	–	–	9	–
Total available-for-sale	2,377	25 (a)	–	(509)	–	1,893	(7)
Mortgage servicing rights	1,837	(972)(b)	–	654	–	1,519	(972)(b)
Net derivative assets and liabilities	851	1,550 (c)	–	(1,173)	–	1,228	(383)(d)
2010							
Available-for-sale securities							
Mortgage-backed securities							
Residential non-agency							
Prime	$1,429	$ 2	$ 82	$ (410)	$ –	$1,103	$ 76
Non-prime	968	(47)	146	(120)	–	947	145
Commercial non-agency	13	2	3	32	–	50	3
Asset-backed securities							
Collateralized debt obligations/Collateralized loan obligations	98	7	–	30	–	135	4
Other	357	2	11	(237)	–	133	12
Corporate debt securities	10	(1)	–	–	–	9	–
Other investments	231	5	10	(246)	–	–	–
Total available-for-sale	3,106	(30)(e)	252	(951)	–	2,377	240
Mortgage servicing rights	1,749	(616)(b)	–	704	–	1,837	(616)(b)
Net derivative assets and liabilities	815	1,427 (f)	–	(1,391)	–	851	(318)(g)
2009							
Available-for-sale securities							
Mortgage-backed securities							
Residential non-agency							
Prime	$ 183	$ (4)	$542	$(1,540)	$2,248	$1,429	$ 358
Non-prime	1,022	(141)	151	(197)	133	968	29
Commercial non-agency	17	(1)	(1)	(3)	1	13	(1)
Asset-backed securities							
Collateralized debt obligations/Collateralized loan obligations	86	(3)	2	9	4	98	3
Other	523	(180)	101	(90)	3	357	3
Corporate debt securities	13	(3)	–	–	–	10	–
Other investments	–	2	(10)	(4)	243	231	(10)
Total available-for-sale	1,844	(330)(h)	785	(1,825)	2,632	3,106	382
Mortgage servicing rights	1,194	(394)(b)	–	949	–	1,749	(394)(b)
Net derivative assets and liabilities	1,698	(755)(i)	–	(129)	1	815	(1,328)(j)

(a) Approximately $(31) million included in securities gains (losses) and $56 million included in interest income.
(b) Included in mortgage banking revenue.
(c) Approximately $716 million included in other noninterest income and $834 million included in mortgage banking revenue.
(d) Approximately $262 million included in other noninterest income and $(645) million included in mortgage banking revenue.
(e) Approximately $(91) million included in securities gains (losses) and $61 million included in interest income.
(f) Approximately $632 million included in other noninterest income and $795 million included in mortgage banking revenue.
(g) Approximately $483 million included in other noninterest income and $(801) million included in mortgage banking revenue.
(h) Approximately $(361) million included in securities gains (losses) and $31 million included in interest income.
(i) Approximately $(1.4) billion included in other noninterest income and $611 million included in mortgage banking revenue.
(j) Approximately $(630) million included in other noninterest income and $(698) million included in mortgage banking revenue.

Additional detail of purchases, sales, principal payments, issuances and settlements for assets and liabilities classified within Level 3 for the year ended December 31, 2011, was as follows:

(Dollars in Millions)	Purchases	Sales	Principal Payments	Issuances	Settlements	Net Total
Available-for-sale securities						
Mortgage-backed securities						
Residential non-agency						
Prime	$ –	$(115)	$(195)	$ –	$ –	$ (310)
Non-prime	–	(13)	(126)	–	–	(139)
Commercial non-agency	–	(4)	(4)	–	–	(8)
Asset-backed securities						
Collateralized debt obligations/Collateralized loan obligations	–	–	(33)	–	–	(33)
Other	5	–	(24)	–	–	(19)
Total available-for-sale	5	(132)	(382)	–	–	(509)
Mortgage servicing rights	35	–	–	619(a)	–	654
Net derivative assets and liabilities	1	(8)	–	–	(1,166)	(1,173)

(a) Represents MSRs capitalized during the period

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis as of December 31:

	2011				2010			
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$168	$168	$–	$404	$1	$405
Other intangible assets	–	–	–	–	–	–	1	1
Other assets (b)	–	–	310	310	–	816	9	825

(a) Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2011	2010	2009
Loans held for sale	$ –	$ –	$ 2
Loans (a)	177	363	293
Other intangible assets	–	1	2
Other assets (b)	316	308	178

(a) Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2011			2010		
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$6,925	$6,635	$290	$8,100	$8,034	$66
Nonaccrual loans	10	15	(5)	11	18	(7)
Loans 90 days or more past due	3	4	(1)	6	6	–

Disclosures about Fair Value of Financial Instruments The following table summarizes the estimated fair value for financial instruments as of December 31, 2011 and 2010, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities.

The estimated fair values of the Company's financial instruments as of December 31, are shown in the table below:

	2011		2010	
(Dollars in Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 13,962	$ 13,962	$ 14,487	$ 14,487
Investment securities held-to-maturity	18,877	19,216	1,469	1,419
Mortgages held for sale (a)	3	3	4	4
Other loans held for sale	228	228	267	267
Loans	205,082	206,646	191,751	192,058
Financial Liabilities				
Deposits	230,885	231,184	204,252	204,799
Short-term borrowings	30,468	30,448	32,557	32,839
Long-term debt	31,953	32,664	31,537	31,981

(a) Balance excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $381 million and $353 million at December 31, 2011 and 2010, respectively. The carrying value of other guarantees was $359 million and $330 million at December 31, 2011 and 2010, respectively.

NOTE 22 Guarantees and Contingent Liabilities

Commitments to Extend Credit

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

Letters of Credit

Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2011, were approximately $19.2 billion with a weighted-average term of approximately 22 months. The estimated fair value of standby letters of credit was approximately $97 million at December 31, 2011.

The contract or notional amounts of unfunded commitments to extend credit and letters of credit at December 31, 2011, were as follows:

(Dollars in Millions)	Term: Less Than One Year	Term: Greater Than One Year	Total
Commitments to extend credit			
Commercial and commercial real estate	$19,632	$64,394	$84,026
Corporate and purchasing cards (a)	17,713	–	17,713
Residential mortgages	106	55	161
Retail credit cards (a)	64,411	545	64,956
Other retail	9,739	16,411	26,150
Covered	72	1,033	1,105
Letters of credit			
Standby	7,202	11,997	19,199
Commercial	396	24	420

(a) *Primarily cancelable at the Company's discretion.*

Lease Commitments

Rental expense for operating leases totaled $291 million in 2011, $277 million in 2010 and $253 million in 2009. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2011:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2012	$10	$ 222
2013	9	202
2014	7	172
2015	6	141
2016	6	107
Thereafter	27	443
Total minimum lease payments	65	$1,287
Less amount representing interest	25	
Present value of net minimum lease payments	$40	

Guarantees

Guarantees are contingent commitments issued by the Company to customers or other third parties. The Company's guarantees primarily include parent guarantees related to subsidiaries' third party borrowing arrangements; third party performance guarantees inherent in the Company's business operations, such as indemnified securities lending programs and merchant charge-back guarantees; indemnification or buy-back provisions related to certain asset sales; and contingent consideration arrangements related to acquisitions. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries' borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $436 million at December 31, 2011.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer's agent involving the loan of securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $9.2 billion at December 31, 2011, and represented the market value of the securities lent to third parties. At December 31, 2011, the Company held assets with a market value of $9.4 billion as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax credits. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2.3 billion at December 31, 2011, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2011, the Company had reserved $79 million for potential losses related to the sale or syndication of tax credits.

The maximum potential future payments do not include loan sales where the Company provides standard representations and warranties to the buyer against losses related to loan underwriting documentation defects that may have existed at the time of sale that generally are identified after the occurrence of a triggering event such as delinquency. For these types of loan sales, the maximum potential future payments is generally the unpaid principal balance of loans sold measured at the end of the current reporting period. Actual losses will be significantly less than the maximum exposure, as only a fraction of loans sold will have a representation and warranty breach, and any losses on repurchase would generally be mitigated by any collateral held against the loans.

The Company regularly sells loans to government sponsored enterprises ("GSEs") as part of its mortgage banking activities. The Company provides customary representation and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2011, the Company had reserved $160 million for potential losses from representation and warranty obligations. The Company's reserve reflects management's best estimate of losses for representation and warranty obligations. The Company's reserving methodology uses current information about investor repurchase requests, and assumptions about defect rate, concur rate, repurchase mix, and loss severity, based upon the Company's most recent loss trends. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends, such as loan vintage, underwriting characteristics and macroeconomic trends.

The following table is a rollforward of the Company's representation and warranty reserve:

Year ended December 31 (Dollars in Millions)	2011	2010	2009
Balance at beginning of period	$ 180	$ 72	$ 12
Net realized losses	(137)	(93)	(18)
Additions to reserve	117	201	78
Balance at end of period	$ 160	$180	$ 72

As of December 31, 2011 and December 31, 2010, the Company had $105 million and $165 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

Merchant Processing The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In this situation, the transaction is "charged-back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.

A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $74.3 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date ("future delivery"), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, may place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or may require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company's primary exposure to future delivery is related to merchant processing for airline companies. The Company currently processes card transactions in the United States, Canada and Europe for these merchants. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2011, the value of airline tickets purchased to be delivered at a future date was $4.6 billion. The Company held collateral of $438 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $14 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2011, the liability was $64 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2011, the Company held $107 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $12 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2011, the maximum potential future payments required to be made by the Company under these arrangements was approximately $4 million. If required, the majority of these contingent payments are payable within the next 12 months.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2011, the maximum potential future payments required to be made by the Company under these agreements were $31 million and the Company had recorded a related liability of $20 million.

Tender Option Bond Program Guarantee As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program's entities on its consolidated balance sheet. The Company provides financial performance guarantees related to the program's entities. At December 31, 2011, the Company guaranteed $5.3 billion of borrowings of the program's entities, included on the consolidated balance sheet in short-term borrowings. The Company also included on its consolidated balance sheet the related $5.4 billion of available-for-sale investment securities serving as collateral for this arrangement.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments related to the operations of its subsidiaries. At December 31, 2011, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $3.1 billion and the Company had recorded a related liability of $20 million.

Other Contingent Liabilities

Visa Restructuring and Card Association Litigation The Company's payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively "Visa"). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering ("IPO") completed in the first quarter of 2008 (the "Visa Reorganization"). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. ("Class B shares"). The Company and certain of its subsidiaries have been named as defendants along with Visa U.S.A. Inc. ("Visa U.S.A.") and MasterCard International (collectively, the "Card Associations"), as well as several other banks, in antitrust lawsuits challenging the practices of the Card Associations (the "Visa Litigation"). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount. The Company has also entered into judgment and loss sharing agreements with Visa U.S.A. and certain other banks in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to the Visa Litigation.

In 2007 and 2008, Visa announced settlement agreements relating to certain of the Visa Litigation matters. Visa U.S.A. member banks remain obligated to indemnify Visa Inc. for potential losses arising from the remaining Visa Litigation. Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. funds an escrow account for the benefit of member financial institutions to fund the expenses of the Visa Litigation, as well as the members' proportionate share of any judgments or settlements that may arise out of the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. The Company recognized gains of $51 million in 2011, $72 million in 2010 and $39 million in 2009, related to Visa Inc.'s funding of the escrow account and resulting reduction in the conversion ratio applicable to the Class B shares. The amount recognized in 2011 was net of an additional $58 million increase to the Company's liability related to the remaining

Visa Litigation matters. At December 31, 2011, the carrying amount of the Company's liability related to the remaining Visa Litigation matters, net of its share of the escrow fundings, was zero. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares, and thereby marketable, upon settlement of the Visa Litigation.

Checking Account Overdraft Fee Litigation The Company is a defendant in three separate cases primarily challenging the Company's daily ordering of debit transactions posted to customer checking accounts for the period from 2003 to 2010. The plaintiffs have requested class action treatment; however, no class has been certified. The court has denied a motion by the Company to dismiss these cases. The Company believes it has meritorious defenses against these matters, including class certification. No specific damages claim has been made, and based on facts and circumstances, the Company believes the potential range of loss would not be material.

Other During the second quarter of 2011, the Company and its two primary banking subsidiaries entered into Consent Orders with U.S. federal banking regulators regarding the Company's residential mortgage servicing and foreclosure processes. The banking regulators have notified the Company of civil money penalties related to the Consent Orders, however, these penalties are not significant.

Other federal and state governmental authorities have reached a settlement agreement in principle with five major financial institutions regarding their mortgage origination, servicing, and foreclosure activities. Those governmental authorities contacted other financial institutions, including the Company, to discuss their potential participation in a settlement. The Company has not agreed to any settlement at this point, however if a settlement were reached it would likely include an agreement to comply with specified servicing standards, and settlement payments to governmental authorities as well as a monetary commitment that could be satisfied under various loan modification programs (in addition to the programs the Company already has in place). The Company has accrued $130 million with respect to these and related matters.

The Company is subject to various other litigation, investigations and legal and administrative cases and proceedings that arise in the ordinary course of its businesses. Due to their complex nature, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, the Company believes that the aggregate amount of such liabilities will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 23 U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2011	2010
Assets		
Due from banks, principally interest-bearing	$ 4,728	$ 6,722
Available-for-sale securities	1,166	1,454
Investments in bank subsidiaries	33,179	29,452
Investments in nonbank subsidiaries	1,321	1,239
Advances to bank subsidiaries	6,094	1,500
Advances to nonbank subsidiaries	1,190	1,171
Other assets	1,481	1,429
Total assets	$49,159	$42,967
Liabilities and Shareholders' Equity		
Short-term funds borrowed	$ 29	$ 60
Long-term debt	14,593	13,037
Other liabilities	559	351
Shareholders' equity	33,978	29,519
Total liabilities and shareholders' equity	$49,159	$42,967

Condensed Statement of Income

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Income			
Dividends from bank subsidiaries	$1,500	$ –	$ 625
Dividends from nonbank subsidiaries	7	3	94
Interest from subsidiaries	101	109	82
Other income	134	105	(299)
Total income	1,742	217	502
Expense			
Interest on short-term funds borrowed	1	1	3
Interest on long-term debt	424	366	332
Other expense	79	80	44
Total expense	504	447	379
Income before income taxes and equity in undistributed income of subsidiaries	1,238	(230)	123
Applicable income taxes	(83)	(70)	(197)
Income of parent company	1,321	(160)	320
Equity in undistributed income of subsidiaries	3,551	3,477	1,885
Net income attributable to U.S. Bancorp	$4,872	$3,317	$2,205

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2011	2010	2009
Operating Activities			
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiaries	(3,551)	(3,477)	(1,885)
Other, net	12	130	703
Net cash provided by (used in) operating activities	1,333	(30)	1,023
Investing Activities			
Proceeds from sales and maturities of investment securities	297	298	395
Purchases of investment securities	(36)	(63)	(52)
Investments in subsidiaries	–	(1,750)	(186)
Equity distributions from subsidiaries	77	58	58
Net increase in short-term advances to subsidiaries	(4,613)	(253)	(173)
Long-term advances to subsidiaries	–	(300)	(800)
Principal collected on long-term advances to subsidiaries	–	300	–
Other, net	(3)	33	(29)
Net cash used in investing activities	(4,278)	(1,677)	(787)
Financing Activities			
Net decrease in short-term borrowings	(31)	(782)	(392)
Proceeds from issuance of long-term debt	2,426	4,250	5,031
Principal payments or redemption of long-term debt	(851)	(5,250)	(1,054)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	(4)	–
Proceeds from issuance of preferred stock	676	–	–
Proceeds from issuance of common stock	180	119	2,703
Redemption of preferred stock	–	–	(6,599)
Repurchase of common stock	(514)	–	–
Repurchase of common stock warrant	–	–	(139)
Cash dividends paid on preferred stock	(118)	(89)	(275)
Cash dividends paid on common stock	(817)	(383)	(1,025)
Net cash provided by (used in) financing activities	951	(2,139)	(1,750)
Change in cash and due from banks	(1,994)	(3,846)	(1,514)
Cash and due from banks at beginning of year	6,722	10,568	12,082
Cash and due from banks at end of year	$ 4,728	$ 6,722	$10,568

Transfer of funds (dividends, loans or advances) from bank subsidiaries to the Company is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of each bank's unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of each bank's unimpaired capital and surplus.

Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Office of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, or if the bank's retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency's minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2011, was approximately $6.6 billion.

NOTE 24 *Subsequent Events*

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2011 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, other than as recorded or disclosed within these consolidated financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

U.S. Bancorp
Consolidated Balance Sheet—Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2011	2010	2009	2008	2007	% Change 2011 v 2010
Assets						
Cash and due from banks	$ 13,962	$ 14,487	$ 6,206	$ 6,859	$ 8,884	(3.6)%
Held-to-maturity securities	18,877	1,469	47	53	74	*
Available-for-sale securities	51,937	51,509	44,721	39,468	43,042	.8
Loans held for sale	7,156	8,371	4,772	3,210	4,819	(14.5)
Loans	209,835	197,061	194,755	184,955	153,827	6.5
Less allowance for loan losses	(4,753)	(5,310)	(5,079)	(3,514)	(2,058)	(10.5)
Net loans	205,082	191,751	189,676	181,441	151,769	7.0
Other assets	43,108	40,199	35,754	34,881	29,027	7.2
Total assets	$340,122	$307,786	$281,176	$265,912	$237,615	10.5%
Liabilities and Shareholders' Equity						
Deposits						
Noninterest-bearing	$ 68,579	$ 45,314	$ 38,186	$ 37,494	$ 33,334	51.3%
Interest-bearing	162,306	158,938	145,056	121,856	98,111	2.1
Total deposits	230,885	204,252	183,242	159,350	131,445	13.0
Short-term borrowings	30,468	32,557	31,312	33,983	32,370	(6.4)
Long-term debt	31,953	31,537	32,580	38,359	43,440	1.3
Other liabilities	11,755	9,118	7,381	7,187	8,534	28.9
Total liabilities	305,061	277,464	254,515	238,879	215,789	9.9
Total U.S. Bancorp shareholders' equity	34,068	29,519	25,963	26,300	21,046	15.4
Noncontrolling interests	993	803	698	733	780	23.7
Total equity	35,061	30,322	26,661	27,033	21,826	15.6
Total liabilities and equity	$340,122	$307,786	$281,176	$265,912	$237,615	10.5%

* *Not meaningful*

U.S. Bancorp
Consolidated Statement of Income – Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2011	2010	2009	2008	2007	% Change 2011 v 2010
Interest Income						
Loans	$10,370	$10,145	$ 9,564	$10,051	$10,627	2.2%
Loans held for sale	200	246	277	227	277	(18.7)
Investment securities	1,820	1,601	1,606	1,984	2,095	13.7
Other interest income	249	166	91	156	137	50.0
Total interest income	12,639	12,158	11,538	12,418	13,136	4.0
Interest Expense						
Deposits	840	928	1,202	1,881	2,754	(9.5)
Short-term borrowings	531	548	539	1,066	1,433	(3.1)
Long-term debt	1,145	1,103	1,279	1,739	2,260	3.8
Total interest expense	2,516	2,579	3,020	4,686	6,447	(2.4)
Net interest income	10,123	9,579	8,518	7,732	6,689	5.7
Provision for credit losses	2,343	4,356	5,557	3,096	792	(46.2)
Net interest income after provision for credit losses	7,780	5,223	2,961	4,636	5,897	49.0
Noninterest Income						
Credit and debit card revenue	1,073	1,091	1,055	1,039	958	(1.6)
Corporate payment products revenue	734	710	669	671	638	3.4
Merchant processing services	1,355	1,253	1,148	1,151	1,108	8.1
ATM processing services	452	423	410	366	327	6.9
Trust and investment management fees	1,000	1,080	1,168	1,314	1,339	(7.4)
Deposit service charges	659	710	970	1,081	1,077	(7.2)
Treasury management fees	551	555	552	517	472	(.7)
Commercial products revenue	841	771	615	492	433	9.1
Mortgage banking revenue	986	1,003	1,035	270	259	(1.7)
Investment products fees and commissions	129	111	109	147	146	16.2
Securities gains (losses), net	(31)	(78)	(451)	(978)	15	60.3
Other	1,011	731	672	741	524	38.3
Total noninterest income	8,760	8,360	7,952	6,811	7,296	4.8
Noninterest Expense						
Compensation	4,041	3,779	3,135	3,039	2,640	6.9
Employee benefits	845	694	574	515	494	21.8
Net occupancy and equipment	999	919	836	781	738	8.7
Professional services	383	306	255	240	233	25.2
Marketing and business development	369	360	378	310	260	2.5
Technology and communications	758	744	673	598	561	1.9
Postage, printing and supplies	303	301	288	294	283	.7
Other intangibles	299	367	387	355	376	(18.5)
Other	1,914	1,913	1,755	1,216	1,322	.1
Total noninterest expense	9,911	9,383	8,281	7,348	6,907	5.6
Income before income taxes	6,629	4,200	2,632	4,099	6,286	57.8
Applicable income taxes	1,841	935	395	1,087	1,883	96.9
Net income	4,788	3,265	2,237	3,012	4,403	46.6
Net (income) loss attributable to noncontrolling interests	84	52	(32)	(66)	(79)	61.5
Net income attributable to U.S. Bancorp	$ 4,872	$ 3,317	$ 2,205	$ 2,946	$ 4,324	46.9
Net income applicable to U.S. Bancorp common shareholders	$ 4,721	$ 3,332	$ 1,803	$ 2,819	$ 4,258	41.7

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

(Dollars in Millions, Except Per Share Data)	2011 First Quarter	2011 Second Quarter	2011 Third Quarter	2011 Fourth Quarter	2010 First Quarter	2010 Second Quarter	2010 Third Quarter	2010 Fourth Quarter
Interest Income								
Loans	$2,552	$2,563	$2,621	$2,634	$2,505	$2,515	$2,560	$2,565
Loans held for sale	63	34	42	61	44	47	71	84
Investment securities	428	459	470	463	410	394	400	397
Other interest income	57	63	67	62	34	39	46	47
Total interest income	3,100	3,119	3,200	3,220	2,993	2,995	3,077	3,093
Interest Expense								
Deposits	234	210	202	194	236	229	231	232
Short-term borrowings	133	131	143	124	128	137	149	134
Long-term debt	281	290	289	285	277	272	273	281
Total interest expense	648	631	634	603	641	638	653	647
Net interest income	2,452	2,488	2,566	2,617	2,352	2,357	2,424	2,446
Provision for credit losses	755	572	519	497	1,310	1,139	995	912
Net interest income after provision for credit losses	1,697	1,916	2,047	2,120	1,042	1,218	1,429	1,534
Noninterest Income								
Credit and debit card revenue	267	286	289	231	258	266	274	293
Corporate payment products revenue	175	185	203	171	168	178	191	173
Merchant processing services	301	338	338	378	292	320	318	323
ATM processing services	112	114	115	111	105	108	105	105
Trust and investment management fees	256	258	241	245	264	267	267	282
Deposit service charges	143	162	183	171	207	199	160	144
Treasury management fees	137	144	137	133	137	145	139	134
Commercial products revenue	191	218	212	220	161	205	197	208
Mortgage banking revenue	199	239	245	303	200	243	310	250
Investment products fees and commissions	32	35	31	31	25	30	27	29
Securities gains (losses), net	(5)	(8)	(9)	(9)	(34)	(21)	(9)	(14)
Other	204	175	186	446	135	170	131	295
Total noninterest income	2,012	2,146	2,171	2,431	1,918	2,110	2,110	2,222
Noninterest Expense								
Compensation	959	1,004	1,021	1,057	861	946	973	999
Employee benefits	230	210	203	202	180	172	171	171
Net occupancy and equipment	249	249	252	249	227	226	229	237
Professional services	70	82	100	131	58	73	78	97
Marketing and business development	65	90	102	112	60	86	108	106
Technology and communications	185	189	189	195	185	186	186	187
Postage, printing and supplies	74	76	76	77	74	75	74	78
Other intangibles	75	75	75	74	97	91	90	89
Other	407	450	458	599	394	522	476	521
Total noninterest expense	2,314	2,425	2,476	2,696	2,136	2,377	2,385	2,485
Income before income taxes	1,395	1,637	1,742	1,855	824	951	1,154	1,271
Applicable income taxes	366	458	490	527	161	199	260	315
Net income	1,029	1,179	1,252	1,328	663	752	894	956
Net (income) loss attributable to noncontrolling interests	17	24	21	22	6	14	14	18
Net income attributable to U.S. Bancorp	$1,046	$1,203	$1,273	$1,350	$ 669	$ 766	$ 908	$ 974
Net income applicable to U.S. Bancorp common shareholders	$1,003	$1,167	$1,237	$1,314	$ 648	$ 862	$ 871	$ 951
Earnings per common share	$ .52	$ .61	$ .65	$ .69	$ .34	$ .45	$ .46	$ .50
Diluted earnings per common share	$ .52	$ .60	$ .64	$ .69	$ .34	$ .45	$ .45	$ .49

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2011	2010	2009	2008	2007
Earnings per common share	$2.47	$1.74	$ .97	$ 1.62	$ 2.45
Diluted earnings per common share	2.46	1.73	.97	1.61	2.42
Dividends declared per common share	.500	.200	.200	1.700	1.625

Ratios					
Return on average assets	1.53%	1.16%	.82%	1.21%	1.93%
Return on average common equity	15.8	12.7	8.2	13.9	21.3
Average total U.S. Bancorp shareholders' equity to average assets	10.1	9.8	9.8	9.2	9.4
Dividends per common share to net income per common share	20.2	11.5	20.6	104.9	66.3

Other Statistics (Dollars and Shares in Millions)					
Common shares outstanding (a)	1,910	1,921	1,913	1,755	1,728
Average common shares outstanding and common stock equivalents					
Earnings per common share	1,914	1,912	1,851	1,742	1,735
Diluted earnings per common share	1,923	1,921	1,859	1,756	1,756
Number of shareholders (b)	52,677	55,371	58,610	61,611	63,837
Common dividends declared	$ 961	$ 385	$ 375	$ 2,971	$ 2,813

(a) Defined as total common shares less common stock held in treasury at December 31.
(b) Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2011				2010			
	Sales Price				Sales Price			
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$28.94	$25.65	$26.43	$.125	$26.84	$22.53	$25.88	$.050
Second quarter	27.05	23.66	25.51	.125	28.43	22.06	22.35	.050
Third quarter	27.17	20.10	23.54	.125	24.56	20.44	21.62	.050
Fourth quarter	27.58	21.84	27.05	.125	27.30	21.58	26.97	.050

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol "USB." At January 31, 2012, there were 52,466 holders of record of the Company's common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company's common stock during the five years ended December 31, 2011, with the cumulative total return on the Standard & Poor's 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2006, in the Company's common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.



Total Return
150
125
100
75
50
25
2006
2007
2008
2009
2010
2011
100
105
92
78
77
66
41
84
70
40
97
84
50
99
86
38
USB
S&P 500
KBW Bank Index

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

Year Ended December 31 (Dollars in Millions)	2011 Average Balances	2011 Interest	2011 Yields and Rates	2010 Average Balances	2010 Interest	2010 Yields and Rates
Assets						
Investment securities	$ 63,645	$ 1,980	3.11%	$ 47,763	$ 1,763	3.69%
Loans held for sale	4,873	200	4.10	5,616	246	4.37
Loans (b)						
Commercial	51,616	2,071	4.01	47,028	1,977	4.20
Commercial real estate	35,514	1,622	4.57	34,269	1,530	4.46
Residential mortgages	33,711	1,632	4.84	27,704	1,436	5.18
Credit card	16,084	1,538	9.56	16,403	1,516	9.25
Other retail	48,199	2,649	5.50	47,686	2,756	5.78
Total loans, excluding covered loans	185,124	9,512	5.14	173,090	9,215	5.32
Covered loans	16,303	928	5.69	19,932	985	4.94
Total loans	201,427	10,440	5.18	193,022	10,200	5.28
Other earning assets	13,345	250	1.87	5,641	166	2.94
Total earning assets	283,290	12,870	4.54	252,042	12,375	4.91
Allowance for loan losses	(5,192)			(5,399)		
Unrealized gain (loss) on available-for-sale securities	227			94		
Other assets	39,939			39,124		
Total assets	$318,264			$285,861		
Liabilities and Shareholders' Equity						
Noninterest-bearing deposits	$ 53,856			$ 40,162		
Interest-bearing deposits						
Interest checking	42,827	65	.15	40,184	77	.19
Money market savings	45,119	76	.17	39,679	132	.33
Savings accounts	26,654	112	.42	20,903	121	.58
Time certificates of deposit less than $100,000	15,237	290	1.91	16,628	303	1.82
Time deposits greater than $100,000	29,466	297	1.01	27,165	295	1.08
Total interest-bearing deposits	159,303	840	.53	144,559	928	.64
Short-term borrowings	30,703	537	1.75	33,719	556	1.65
Long-term debt	31,684	1,145	3.61	30,835	1,103	3.58
Total interest-bearing liabilities	221,690	2,522	1.14	209,113	2,587	1.24
Other liabilities	9,602			7,787		
Shareholders' equity						
Preferred equity	2,414			1,742		
Common equity	29,786			26,307		
Total U.S. Bancorp shareholders' equity	32,200			28,049		
Noncontrolling interests	916			750		
Total equity	33,116			28,799		
Total liabilities and equity	$318,264			$285,861		
Net interest income		$10,348			$ 9,788	
Gross interest margin			3.40%			3.67%
Gross interest margin without taxable-equivalent increments			3.32			3.59
Percent of Earning Assets						
Interest income			4.54%			4.91%
Interest expense			.89			1.03
Net interest margin			3.65%			3.88%
Net interest margin without taxable-equivalent increments			3.57%			3.80%

* *Not meaningful*

(a) Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b) Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2009			2008			2007			2011 v 2010
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances
$ 42,809	$ 1,770	4.13%	$ 42,850	$ 2,160	5.04%	$ 41,313	$ 2,239	5.42%	33.3%
5,820	277	4.76	3,914	227	5.80	4,298	277	6.44	(13.2)
52,827	2,074	3.93	54,307	2,702	4.98	47,812	3,143	6.57	9.8
33,751	1,453	4.30	31,110	1,771	5.69	28,592	2,079	7.27	3.6
24,481	1,380	5.64	23,257	1,419	6.10	22,085	1,354	6.13	21.7
14,937	1,363	9.12	11,954	1,284	10.74	9,574	1,203	12.57	(1.9)
47,086	2,762	5.87	43,616	2,850	6.53	39,285	2,877	7.32	1.1
173,082	9,032	5.22	164,244	10,026	6.10	147,348	10,656	7.23	7.0
12,723	578	4.54	1,308	61	4.68	–	–	–	(18.2)
185,805	9,610	5.17	165,552	10,087	6.09	147,348	10,656	7.23	4.4
2,853	91	3.20	2,730	156	5.71	1,724	137	7.95	*
237,287	11,748	4.95	215,046	12,630	5.87	194,683	13,309	6.84	12.4
(4,451)			(2,527)			(2,042)			3.8
(1,594)			(2,068)			(874)			*
37,118			33,949			31,854			2.1
$268,360			$244,400			$223,621			11.3
$ 37,856			$ 28,739			$ 27,364			34.1
36,866	78	.21	31,137	251	.81	26,117	351	1.34	6.6
31,795	145	.46	26,300	330	1.25	25,332	651	2.57	13.7
13,109	71	.54	5,929	20	.34	5,306	19	.35	27.5
17,879	461	2.58	13,583	472	3.47	14,654	644	4.40	(8.4)
30,296	447	1.48	30,496	808	2.65	22,302	1,089	4.88	8.5
129,945	1,202	.93	107,445	1,881	1.75	93,711	2,754	2.94	10.2
29,149	551	1.89	38,237	1,144	2.99	28,925	1,531	5.29	(8.9)
36,520	1,279	3.50	39,250	1,739	4.43	44,560	2,260	5.07	2.8
195,614	3,032	1.55	184,932	4,764	2.58	167,196	6,545	3.91	6.0
7,869			7,405			7,352			23.3
4,445			2,246			1,000			38.6
21,862			20,324			19,997			13.2
26,307			22,570			20,997			14.8
714			754			712			22.1
27,021			23,324			21,709			15.0
$268,360			$244,400			$223,621			11.3%
	$ 8,716			$ 7,866			$ 6,764		
		3.40%			3.29%			2.93%	
		3.32			3.23			2.89	
		4.95%			5.87%			6.84%	
		1.28			2.21			3.37	
		3.67%			3.66%			3.47%	
		3.59%			3.60%			3.43%	

Company Information

General Business Description U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $53 million to $236 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and to large national customers focusing on specific targeted industries. Lending services include traditional credit products as well as credit card services, leasing financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp's non-banking subsidiaries primarily offer investment and insurance products to the Company's customers principally within its markets, and mutual fund processing services to a broad range of mutual funds.

Banking and investment services are provided through a network of 3,085 banking offices principally operating in the Midwest and West regions of the United States. The Company operates a network of 5,053 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company's markets. Consumer lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources, and a consumer finance division. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. ("Elavon"), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada, Mexico, Brazil and segments of Europe. The Company also provides trust services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2011, U.S. Bancorp employed 62,529 people.

Risk Factors The following factors may adversely affect the Company's business, financial results or stock price.

Industry Risk Factors

Difficult business and economic conditions may continue to adversely affect the financial services industry The Company's business activities and earnings are affected by general business conditions in the United States and abroad. Although, the domestic and global economies generally have increasingly stabilized from the dramatic downturn experienced in 2008 and 2009, and the financial markets have generally improved, business activities across a range of industries continue to face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Heightened credit levels have further increased these difficulties. A continuation or worsening of current financial market conditions could materially and adversely affect the Company's business, financial condition, results of operations, access to credit or the trading price of the Company's common stock. Additionally, certain European countries have experienced credit deterioration primarily due to excessive debt levels, poor economic conditions, and fiscal disorder. Deterioration in economic conditions in Europe could slow the recovery of the domestic economy or negatively impact the Company's borrowers or other counterparties that have direct or indirect exposure to Europe. Further, dramatic declines in the housing and commercial real estate markets over the past several years, with falling real estate prices, increasing foreclosures and high unemployment, continue to negatively impact the credit performance of real estate related loans and have resulted in, and may continue to result in, significant write-downs of asset values by the Company and other financial institutions. These write-downs have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Additional negative market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates. As was the case in 2008 and 2009, such developments could increase the Company's charge-offs and provision for credit losses. Continuing economic deterioration that affects household or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the lingering effects of the difficult market conditions experienced by the Company and others in the financial services industry.

Recently passed and proposed legislation and rulemaking may adversely affect the Company The United States government and the Company's regulators have recently passed and proposed legislation and rules that impact the Company, and the Company expects to continue to face increased regulation. These laws and regulations may affect the manner in which the Company does business and the products and services that it provides, affect or restrict the Company's ability to compete in its current businesses or its ability to enter into or acquire new businesses, reduce or limit the Company's revenue or impose additional fees, assessments or taxes on the Company, intensify the regulatory supervision of the Company and the financial services industry, and adversely affect the Company's business operations or have other negative consequences.

The Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law in 2010 and mandates the most wide-ranging overhaul of financial industry regulation in decades. This legislation, among other things, establishes a Consumer Financial Protection Bureau with broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation, changes the base for deposit insurance assessments, introduces regulatory rate-setting for interchange fees charged to merchants for debit card transactions, enhances the regulation of consumer mortgage banking, limits the pre-emption of state laws applicable to national banks, and excludes certain instruments currently included in determining the Company's Tier 1 regulatory capital ratio. Many of the legislation's provisions have extended implementation periods and delayed effective dates and will require rulemaking by various regulatory agencies. Accordingly, the Company cannot currently quantify the ultimate impact of this legislation and the related future rulemaking, but expects that the legislation will have a detrimental impact on revenues and expenses, require the Company to change certain of its business practices, intensify the regulatory supervision of the Company and the financial services industry, increase the Company's capital requirements and impose additional assessments and costs on the Company, and otherwise adversely affect the Company's business.

Other changes in the laws, regulations and policies governing financial services companies could alter the Company's business environment and adversely affect operations The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities, certain mortgage loans held for sale and mortgage servicing rights ("MSRs"). Its policies also can affect the Company's borrowers, potentially increasing the risk that they may fail to repay their loans or satisfy their obligations to the Company. Changes in policies of the Federal Reserve Board are beyond the Company's control and the impact of changes in those policies on the Company's activities and results of operations can be difficult to predict.

The Company and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Company in substantial and unpredictable ways, including limiting the types of financial services and products that the Company offers and/or increasing the ability of non-banks to offer competing financial services and products. The Company cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Company's financial condition or results of operations.

The Company's lending businesses and the value of the loans and debt securities it holds may be adversely affected by economic conditions, including a reversal or slowing of the current moderate recovery. Downward valuation of debt securities could also negatively impact the Company's capital position Given the high percentage of the Company's assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company's business and results of operations. This could adversely impact loan utilization rates as well as delinquencies, defaults and customer ability to meet obligations under the loans. This is particularly the case during the period in which the aftermath of recessionary conditions continues and the positive effects of economic recovery appear to be slow to materialize and unevenly spread among the Company's customers.

Further, weak economic conditions would likely have a negative impact on the Company's business, its ability to serve its customers, and its results of operations. Such conditions are likely to lead to increases in the number of borrowers who become delinquent or default or otherwise demonstrate a decreased ability to meet their obligations under their loans. This would result in higher levels of nonperforming loans, net charge-offs, provision for credit losses and valuation adjustments on loans held for sale. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.

The Company could experience an unexpected inability to obtain needed liquidity The Company's liquidity could be constrained by an unexpected inability to access the capital markets due to a variety of market dislocations or interruptions. If the Company is unable to meet its funding needs on a timely basis, its business would be adversely affected. The Company's credit rating is important to its liquidity. A reduction in the Company's credit rating could adversely affect its liquidity and competitive position, increase its funding costs or limit its access to the capital markets.

Loss of customer deposits could increase the Company's funding costs The Company relies on bank deposits to be a low cost and stable source of funding. The Company competes with banks and other financial services companies for deposits. If the Company's competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises its rates to avoid losing deposits or because the Company loses deposits and must rely on more expensive sources of funding. Higher funding costs reduce the Company's net interest margin and net interest income. In addition, the Company's bank customers could take their money out of the bank and put it in alternative investments. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low cost source of funds, increasing the Company's funding costs and reducing the Company's net interest income.

The soundness of other financial institutions could adversely affect the Company The Company's ability to engage in routine funding or settlement transactions could be adversely affected by the actions and commercial soundness of other domestic or foreign financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company's predominately United States-based businesses or the less significant merchant processing and trust businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Company's competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

The Company continually encounters technological change The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect the Company's revenue and profit.

Improvements in economic indicators disproportionately affecting the financial services industry may lag improvements in the general economy Should the stabilization of the U.S. economy continue, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business, like the Company's, are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Company could be adversely affected.

Changes in consumer use of banks and changes in consumer spending and saving habits could adversely affect the Company's financial results Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect the Company's operations, and the Company may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Changes in interest rates could reduce the Company's net interest income The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Company Risk Factors

The Company's allowance for loan losses may not cover actual losses When the Company loans money, or commits to loan money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. Like all financial institutions, the Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and non-performance. The amount of the Company's allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

The Company may suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices generally include: analysis of a borrower's credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company's credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs. For example, at December 31, 2011, 21.3 percent of the Company's commercial real estate loans and 11.7 percent of its residential mortgages were secured by collateral in California. Continued deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.

The Company faces increased risk arising out of its mortgage lending and servicing businesses During 2011, the Company and its two primary banking subsidiaries, entered into consent orders with various regulatory authorities as a result of an interagency horizontal review of the foreclosure practices of the 14 largest mortgage servicers in the United States. The consent orders mandated certain changes to the Company's mortgage servicing and foreclosure processes. The Company has made significant progress in complying with the consent orders. In addition to the interagency examination by U.S. federal banking regulators, the Company has received inquiries from other governmental, legislative and regulatory authorities on this topic, has cooperated, and continues to cooperate, with these inquiries. These inquiries may lead to other administrative, civil or criminal proceedings, possibly resulting in remedies including fines, penalties, restitution, or alterations in the Company's business practices. Additionally, reputational damage arising from the consent orders or from other inquiries and industry-wide publicity could also have an adverse effect upon the Company's existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations. The Company has reserved for these matters, but the ultimate resolution could exceed those reserves.

Changes in interest rates can reduce the value of the Company's mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSR's can decrease, which in turn reduces the Company's earnings.

An increase in interest rates tends to lead to a decrease in demand for mortgage loans, reducing the Company's income from loan originations. Although revenue from the Company's MSRs may increase at the same time through increases in fair value, this offsetting revenue effect, or "natural hedge," is not perfectly correlated in amount or timing. The Company typically uses derivatives and other instruments to hedge its mortgage banking interest rate risk, but this hedging activity may not always be successful. The Company could incur significant losses from its hedging activities, and there may be periods where it elects not to hedge its mortgage banking interest rate risk. As a result of these factors, mortgage banking revenue can experience significant volatility.

Maintaining or increasing the Company's market share may depend on lowering prices and market acceptance of new products and services The Company's success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company's net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company's existing products and services. Also, these and other capital investments in the Company's businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

The Company relies on its employees, systems and certain counterparties, and certain failures could materially adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Third parties with which the Company does business could also be sources of operational risk to the Company, including risks relating to breakdowns or failures of those parties' systems or employees. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

If personal, confidential or proprietary information of customers or clients in the Company's possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, if the information were erroneously provided to parties who are not permitted to have the information, either by fault of the Company's systems, employees, or counterparties, or where the information is intercepted or otherwise inappropriately taken by third parties.

The change in residual value of leased assets may have an adverse impact on the Company's financial results The Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company's recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company's financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company's control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other economic factors.

Negative publicity could damage the Company's reputation and adversely impact its business and financial results Reputation risk, or the risk to the Company's business, earnings and capital from negative publicity, is inherent in the Company's business and increased substantially because of the financial crisis beginning in 2008. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company's ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative publicity can result from the Company's actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company's businesses operate under the "U.S. Bank" brand, actual or alleged conduct by one business can result in negative publicity about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; estimations of fair value; the valuation of purchased loans and related indemnification assets; the valuation of MSRs; the valuation of goodwill and other intangible assets; and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its goodwill and other intangible asset balances; or significantly increase its accrued taxes liability. For more information, refer to "Critical Accounting Policies" in this Annual Report.

Changes in accounting standards could materially impact the Company's financial statements From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Company's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company's restating prior period financial statements.

Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholders The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions.

There can be no assurance that the Company's acquisitions will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Integration efforts could divert management's attention and resources, which could adversely affect the Company's operations or results. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Company's business or the business of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval.

Future acquisitions could be material to the Company and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders' ownership interests.

If new laws were enacted that restrict the ability of the Company and its subsidiaries to share information about customers, the Company's financial results could be negatively affected The Company's business model depends on sharing information among the family of companies owned by U.S. Bancorp to better satisfy the Company's customer needs. Laws that restrict the ability of the companies owned by U.S. Bancorp to share information about customers could negatively affect the Company's revenue and profit.

The Company's business could suffer if the Company fails to attract and retain skilled people The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted and may continue to result in additional regulation and legislation in this area as well as additional legislative and regulatory initiatives, and there is no assurance that this will not cause increased turnover or impede the Company's ability to retain and attract the highest caliber employees.

The Company relies on other companies to provide key components of the Company's business infrastructure Third party vendors provide key components of the Company's business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company's ability to deliver products and services to the Company's customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

The Company has risk related to legal proceedings The Company is involved in judicial, regulatory and arbitration proceedings concerning matters arising from its business activities. The Company establishes reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The Company may still incur legal costs for a matter even if it has not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect the Company's results of operations and financial condition.

The Company is exposed to risk of environmental liability when it takes title to properties In the course of the Company's business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

The Company's business and financial performance could be adversely affected, directly or indirectly, by disasters, by terrorist activities or by international hostilities Neither the occurrence nor the potential impact of disasters, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company's systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business, causing significant damage to the Company's facilities or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company's borrowers, depositors, other customers, suppliers or other counterparties (for example, by damaging properties pledged as collateral for the Company's loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that disasters, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The Company's ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company's resiliency planning, and the Company's ability, if any, to anticipate the nature of any such event that occurs. The adverse impact of disasters, terrorist activities or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, the nature and level of natural disasters may be exacerbated by global climate change.

The Company's information systems may experience interruptions or breaches in security The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions to its accounting, deposit, loan and other systems, and could adversely affect its customer relationships. While the Company has policies and procedures designed to prevent or limit the effect of these possible events, there can be no assurance that any such failure, interruption or security breach will not occur or, if any does occur, that it will be adequately addressed. The occurrence of any failure, interruption or security breach of the Company's systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability.

The Company relies on dividends from its subsidiaries for its liquidity needs The Company is a separate and distinct legal entity from its bank subsidiaries and non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank subsidiaries and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to prior claims of the subsidiary's creditors, except to the extent that any of the Company's claims as a creditor of that subsidiary may be recognized.

The Company has non-banking businesses that are subject to various risks and uncertainties The Company is a diversified financial services company, and the Company's business model is based on a mix of businesses that provide a broad range of products and services delivered through multiple distribution channels. In addition to banking, the Company provides payment services, investments, mortgages and corporate and personal trust services. Although the Company believes its diversity helps lessen the effect of downturns in any one segment of its industry, it also means the Company's earnings could be subject to various specific risks and uncertainties related to these non-banking businesses.

The Company's stock price can be volatile The Company's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Company's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company's competitors; operating and stock price performance of other companies that investors deem comparable to the Company; new technology used or services offered by the Company's competitors; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, as well as interest rate changes, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company's stock price to decrease regardless of the Company's operating results.

Executive Officers

Richard K. Davis

Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 54, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, in 1993 as Executive Vice President.

Jennie P. Carlson

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 51, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere

Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 51, has served in this position since February 2007. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 50, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp's Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

Richard C. Hartnack

Mr. Hartnack is Vice Chairman, Consumer and Small Business Banking, of U.S. Bancorp. Mr. Hartnack, 66, has served in this position since April 2005, when he joined U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

Richard J. Hidy

Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 49, has served in this position since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

Joseph C. Hoesley

Mr. Hoesley is Vice Chairman, Commercial Real Estate, of U.S. Bancorp. Mr. Hoesley, 57, has served in this position since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate since joining U.S. Bancorp in 1992.

Pamela A. Joseph

Ms. Joseph is Vice Chairman, Payment Services, of U.S. Bancorp. Ms. Joseph, 52, has served in this position since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

Howell D. McCullough III

Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp's Enterprise Revenue Office. Mr. McCullough, 55, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

Lee R. Mitau

Mr. Mitau is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Mitau, 63, has served in this position since 1995. Mr. Mitau also serves as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

P.W. Parker

Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 55, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.

Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 64, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 46, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Directors

Richard K. Davis[1,6]
Chairman, President and Chief Executive Officer
U.S. Bancorp
Minneapolis, Minnesota

Douglas M. Baker, Jr.[3,6]
Chairman and Chief Executive Officer
Ecolab Inc.
(Cleaning and sanitizing products)
St. Paul, Minnesota

Y. Marc Belton[3,4]
Executive Vice President, Global Strategy, Growth and Marketing Innovation
General Mills, Inc.
(Consumer food products)
Minneapolis, Minnesota

Victoria Buyniski Gluckman[2,4]
Retired Chairman and Chief Executive Officer
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
(Healthcare benefits administration)
Cincinnati, Ohio

Arthur D. Collins, Jr.[1,2,5]
Retired Chairman and Chief Executive Officer
Medtronic, Inc.
(Medical device and technology)
Chicago, Illinois

Roland A. Hernandez[3,4]
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Pasadena, California

Joel W. Johnson[3,6]
Retired Chairman and Chief Executive Officer
Hormel Foods Corporation
(Consumer food products)
Scottsdale, Arizona

Olivia F. Kirtley[1,3,5]
Business Consultant
(Consulting)
Louisville, Kentucky

Jerry W. Levin[1,2,5]
Chairman and Chief Executive Officer
Wilton Brands Inc.
(Consumer products) and
Chairman and Chief Executive Officer
JW Levin Partners LLC
(Private investment and advisory)
New York, New York

David B. O'Maley[2,5]
Executive Chairman and Retired President and Chief Executive Officer
Ohio National Financial Services, Inc.
(Insurance)
Cincinnati, Ohio

O'dell M. Owens, M.D., M.P.H.[1,3,4]
President
Cincinnati State Technical and Community College
(Higher Education)
Cincinnati, Ohio

Richard G. Reiten[2,3]
Retired Chairman and Chief Executive Officer
Northwest Natural Gas Company
(Natural gas utility)
Portland, Oregon

Craig D. Schnuck[4,6]
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
(Food retail)
St. Louis, Missouri

Patrick T. Stokes[1,2,6]
Former Chairman and Former Chief Executive Officer
Anheuser-Busch Companies, Inc.
(Consumer products)
St. Louis, Missouri

Doreen Woo Ho[4,6]
President
San Francisco Port Commission
(Government)
San Francisco, California

1. *Executive Committee*
2. *Compensation and Human Resources Committee*
3. *Audit Committee*
4. *Community Reinvestment and Public Policy Committee*
5. *Governance Committee*
6. *Risk Management Committee*

Corporate Information



Executive Offices

U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

Common Stock Transfer Agent and Registrar

Computershare Investor Services acts as our transfer agent and registrar, dividend paying agent and dividend reinvestment plan administrator, and maintains all shareholder records for the corporation. Inquiries related to shareholder records, stock transfers, changes of ownership, lost stock certificates, changes of address and dividend payment should be directed to the transfer agent at:

Computershare Investor Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 888-778-1311 or
201-680-6578 (international calls)
Internet: bnymellon.com/shareowner

For Registered or Certified Mail:
Computershare Investor Services
500 Ross St., 6th Floor
Pittsburgh, PA 15219

Telephone representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Central Time, and automated support is available 24 hours a day, 7 days a week. Specific information about your account is available on Computershare's internet site by clicking on the Investor ServiceDirect® link.

Independent Auditor

Ernst & Young LLP serves as the independent auditor for U.S. Bancorp's financial statements.

Common Stock Listing and Trading

U.S. Bancorp common stock is listed and traded on the New York Stock Exchange under the ticker symbol USB.

Dividends and Reinvestment Plan

U.S. Bancorp currently pays quarterly dividends on our common stock on or about the 15th day of January, April, July and October, subject to approval by our Board of Directors. U.S. Bancorp shareholders can choose to participate in a plan that provides automatic reinvestment of dividends and/or optional cash purchase of additional shares of U.S. Bancorp common stock. For more information, please contact our transfer agent, Computershare Investor Services.

Investor Relations Contacts

Judith T. Murphy
Executive Vice President
Corporate Investor and Public Relations
judith.murphy@usbank.com
Phone: 612-303-0783 or 866-775-9668

Financial Information

U.S. Bancorp news and financial results are available through our website and by mail.

Website For information about U.S. Bancorp, including news, financial results, annual reports and other documents filed with the Securities and Exchange Commission, access our home page on the internet at usbank.com, click on *About U.S. Bank*.

Mail At your request, we will mail to you our quarterly earnings, news releases, quarterly financial data reported on Form 10-Q, Form 10-K, and additional copies of our annual reports. Please contact:

U.S. Bancorp Investor Relations
800 Nicollet Mall
Minneapolis, MN 55402
investorrelations@usbank.com
Phone: 866-775-9668

Media Requests

Thomas J. Joyce
Senior Vice President
Corporate Public Relations
thomas.joyce@usbank.com
Phone: 612-303-3167

Privacy

U.S. Bancorp is committed to respecting the privacy of our customers and safeguarding the financial and personal information provided to us. To learn more about the U.S. Bancorp commitment to protecting privacy, visit usbank.com and click on Privacy Pledge.

Code of Ethics

U.S. Bancorp places the highest importance on honesty and integrity. Each year, every U.S. Bancorp employee certifies compliance with the letter and spirit of our Code of Ethics and Business Conduct, the guiding ethical standards of our organization. For details about our Code of Ethics and Business Conduct, visit usbank.com and click on *About U.S. Bank*.

Diversity

U.S. Bancorp and our subsidiaries are committed to developing and maintaining a workplace that reflects the diversity of the communities we serve. We support a work environment where individual differences are valued and respected and where each individual who shares the fundamental values of the company has an opportunity to contribute and grow based on individual merit.

Equal Employment Opportunity/ Affirmative Action

U.S. Bancorp and our subsidiaries are committed to providing Equal Employment Opportunity to all employees and applicants for employment. In keeping with this commitment, employment decisions are made based upon performance, skill and abilities, not race, color, religion, national origin or ancestry, gender, age, disability, veteran status, sexual orientation or any other factors protected by law. The corporation complies with municipal, state and federal fair employment laws, including regulations applying to federal contractors.

U.S. Bancorp, including each of our subsidiaries, is an Equal Opportunity Employer committed to creating a diverse workforce.


EQUAL HOUSING LENDER

U.S. Bank, Member FDIC


usbancorp


usbancorp

U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

usbank.com